Exhibit 1

EXECUTION VERSION

CAMECO CORPORATION

- and -

CAMECO BRUCE HOLDINGS INC.

- and -

CAMECO BRUCE HOLDINGS II INC.

- and -

BPC GENERATION INFRASTRUCTURE TRUST

BPLP PURCHASE AND SALE AGREEMENT

January 30, 2014

-i-

(continued)

-ii-

(continued)

-iii-

THIS BPLP PURCHASE AND SALE AGREEMENT is made as of the 30th day of January, 2014.

BETWEEN:

CAMECO CORPORATION, a corporation incorporated under the Laws of Canada,

(hereinafter called “Cameco”),

- and -

CAMECO BRUCE HOLDINGS INC., a corporation incorporated under the Laws of Canada, (hereinafter called “CBHI”),

- and -

CAMECO BRUCE HOLDINGS II INC., a corporation incorporated under the Laws of Ontario, (hereinafter called “CBHII”),

- and -

BPC GENERATION INFRASTRUCTURE TRUST, a trust constituted under the Laws of Ontario, by its trustee, Borealis Infrastructure Trust Management Inc. (“Trustee”),

(hereinafter called “BGIT” or the “Purchaser”).

RECITALS:

A.	CBHI owns a 15% partnership interest in Bruce Power L.P. (the “Limited Partnership”).

B.	CBHII owns a 16.596% partnership interest in the Limited Partnership.

C.	Cameco owns 333 1⁄3 common shares in the capital of Bruce Power Inc. (“BPI”), the general partner of the Limited Partnership.

D.	Cameco has agreed to sell the Purchased Shares (as defined in this Agreement) to BGIT and BGIT has agreed to purchase the Purchased Shares from Cameco.

E.	Under the Shareholder Agreement (as defined in this Agreement) Cameco is required to exchange all or a portion of its 333 1⁄3 BPI Common Shares (as defined in this Agreement) for Non-Voting Shares (as defined in this Agreement) prior to transferring such shares to BGIT.

F.	CBHI has agreed to sell its partnership interest in the Limited Partnership to BGIT and BGIT has agreed to purchase CBHI’s partnership interest in the Limited Partnership.

G.	CBHII has agreed to sell its partnership interest in the Limited Partnership to BGIT and BGIT has agreed to purchase CBHII’s partnership interest in the Limited Partnership.

H.	Subject to the terms of this Agreement, it is the intent of the Parties (as defined in this Agreement) that Cameco’s interest in BPI and CBHI and CBHII’s interests in the Limited Partnership will be transferred from Cameco, CBHI and CBHII to BGIT with effect as of midnight on December 31, 2013.

THEREFORE, the Parties agree as follows:

ARTICLE 1

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

1.1 Definitions

Whenever used in this Agreement, the following words and terms have the meanings set out below:

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act with respect to the transactions contemplated by this Agreement in relation to the Limited Partnership;

“Agreement” means this Purchase and Sale Agreement, including all schedules, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement;

“BALP” means Bruce Power A L.P., a limited partnership formed under the Laws of Ontario;

“BPI” means Bruce Power Inc., a corporation incorporated under the Laws of Ontario, the general partner of the Limited Partnership;

“BPI Common Shares” means Common Shares (as defined in the Shareholder Agreement);

“BPLP LPA” means the Fourth Amended and Restated Limited Partnership Agreement in respect of the Limited Partnership dated October 31, 2005 between (i) BPI, as general partner of the Limited Partnership, and (ii) BGIT, CBHI, CBHII, TEIL, PWU Trust and Society Trust, as limited partners of the Limited Partnership, as amended by a First Amending Agreement dated October 4, 2007;

“BPLP LPA Purchased Partnership Interests Transfer Conditions Letter” means a letter from the Vendors to BPI, in its capacity as general partner of BPLP, TEIL and the Purchaser in respect of the satisfaction of certain conditions to the transfer of the Purchased Partnership Interests contemplated by section 7.10 of the BPLP LPA;

“BPLP LPA Cameco Pre-Closing Reorganization Transfer Conditions Letter” means a letter from the Vendors to BPI, in its capacity as general partner of BPLP, TEIL and the Purchaser in respect of the satisfaction of certain conditions to transfer required for the Cameco Pre-Closing Reorganization contemplated by section 7.10 of the BPLP LPA;

“BPLP UO2 Supply Agreement” means the Amended and Restated Uranium Dioxide Supply Agreement between Cameco and the Limited Partnership made effective as of January 1, 2006;

“Bruce Related Entities” means BPLP CAC Corp., Huron Wind L.P., Huron Wind Inc., Bruce Power Alberta L.P., Bruce Power Alberta Inc., Bruce Power Erie L.P. and Bruce Power Erie Inc.;

“Business Day” means a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario and Saskatoon, Saskatchewan are open for business during normal banking hours;

“Business Development MOU” means the Business Development Memorandum of Understanding dated February 5, 2009 between BGIT, CBHI, CBHII, TransCanada Energy Ltd., BPI and BPLP;

“Cameco Pre-Closing Reorganization” has the meaning set forth in Section 1.5;

“Cameco Supply Agreements” means, collectively, (a) the BPLP UO2 Supply Agreement, (b) the Second Amended and Restated Fuel Fabrication Agency and Fuel Cycle Administration Agreement between Cameco and the Limited Partnership dated as of July 31, 2008, and (c) the Amended and Restated Nuclear Fuel Manufacturing Agreement between Cameco Fuel Manufacturing Inc., Cameco and the Limited Partnership dated as of July 31, 2008;

“CBHI” means Cameco Bruce Holdings Inc., a corporation incorporated under the Laws of Canada, and if CBHI is continued under the OBCA, all references to CBHI shall be references to the corporation continued under the OBCA;

“Claims” means claims, demands, actions, applications, suits, causes of action, Orders, charges, indictments, prosecutions or other similar processes, assessments or reassessments, judgments, debts, liabilities, expenses, costs, damages or losses, contingent or otherwise, including loss of value, reasonable professional fees, including fees and disbursements of legal counsel, and all actual and documented costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing;

“Closing” means the completion of the sale to and purchase by the Purchaser of the Purchased Interests under this Agreement;

“Closing Date” means the fifth Business Day after all the conditions and covenants set forth in Article 6, Article 7 or Article 8 (other than conditions customarily satisfied and that can be satisfied at Closing, being the conditions in Sections 7.1, 7.2, 7.3, 7.6, 8.1, 8.2, 8.3 and 8.11) are satisfied or waived, or such other date as the Parties may agree in writing as the date upon which the Closing shall take place;

“Closing Time” means 10:00 a.m., Toronto time, on the Closing Date or such other time on such date as the Parties may agree in writing as the time at which the Closing shall take place;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means:

(i)	the issuance of an Advance Ruling Certificate;

(ii)	the applicable waiting period under section 123 of the Competition Act shall have expired; or

(iii)	the obligation to give the requisite notice has been waived pursuant to subsection 113(c) of the Competition Act;

and, in the case of (ii) or (iii), the Commissioner shall have notified the Purchaser in writing that, in effect, that the Commissioner does not, at this time, intend to make an application under section 92 of the Competition Act in respect of the transactions contemplated by this Agreement in relation to the Limited Partnership, and the form of and any terms and conditions attached to any such notice are acceptable to the Purchaser, acting reasonably, and the Commissioner shall not have rescinded or amended such notice;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or his authorized delegate;

“Dispute” has the meaning set forth in Section 12.1;

“Distribution” has the meaning set forth in the BPLP LPA;

“Distribution Percentage” has the meaning set forth in the BPLP LPA;

“Effective Date” means December 31, 2013;

“Effective Time” means 11:59:59 p.m., Toronto time, on the Effective Date;

“Encumbrance” means any mortgage, charge, hypothec, pledge, security interest, lien, trust, and encumbrance of any nature whatsoever, howsoever arising;

“Exchanged Shares” has the meaning set forth in Section 2.1(c);

“Facilities” has the meaning set forth in the BPLP LPA;

“FERC” means the United States Federal Energy Regulatory Commission;

“FERC Approval” means the approval to be issued by FERC under section 203 of the United States Federal Power Act with respect to the transactions contemplated by this Agreement;

“GE Master Agreement” means the Amended and Restated Master Agreement Respecting Liability Allocation made effective June 1, 2006 between General Electric Canada, the Limited Partnership and BALP;

“Governmental Authority” means any Canadian or foreign, federal, provincial, state, territorial, municipal or local government, parliament or legislature, or any regulatory authority, agency, tribunal, commission, bureau, board or department of any such government, parliament or legislature, or any court, statutory body, self-regulatory authority, stock exchange or other law, regulation or rule-making entity having or purporting to have jurisdiction in the relevant circumstances or any Person acting or purporting to act under the authority of any Governmental Authority including, any arbitrator (other than any arbitrator appointed pursuant to the provisions of this Agreement, the BPLP LPA, the Shareholder Agreement, the Master Investment Agreement or the Business Development MOU);

“Indemnified Party” has the meaning given in Section 10.3(a);

“Indemnifying Party” has the meaning given in Section 10.3(a);

“Labour Union” means an organization of employees formed for purposes that include the regulation of relations between employees and employers, and includes the PWU and the Society;

“Landlord” has the meaning set forth in the OPG Lease;

“Laws” means currently existing applicable statutes, by-laws, rules, regulations, Orders, ordinances or judgments, in each case of any Governmental Authority having the force of law;

“Limited Partner” has the meaning set forth in the BPLP LPA;

“Limited Partnership” means the limited partnership governed by the BPLP LPA and currently carrying on business under the name “Bruce Power L.P.”;

“Master Investment Agreement” means the Amended and Restated Master Investment Agreement dated October 31, 2005, between BGIT, OMERS, Cameco, CBHI, CBHII, TransCanada and TEIL;

“Non-Voting Shares” means Non-Voting Common Shares (as defined in the Shareholder Agreement);

“Notice” has the meaning given in Section 12.4;

“OBCA” means the Business Corporations Act (Ontario);

“OMERS” means OMERS Administration Corporation, acting in its capacity as administrator of the OMERS pension plans, which are registered under the Ontario Pension Benefits Act and as trustee of the pension funds related to such pension plans;

“OPG” means Ontario Power Generation Inc., a corporation incorporated under the OBCA;

“OPG Lease” means the lease agreement relating to the Facilities dated as of May 12, 2001 between OPG, certain subsidiaries of OPG, the Limited Partnership and British Energy plc, as amended by agreements made as of January 1, 2002, as of February 14, 2003, two agreements made as of October 17, 2005, and agreements made as of July 10, 2006 and as of November 15, 2011;

“Orders” means orders, injunctions, judgments, decrees, rulings, awards, assessments, penalties or sanctions issued, filed or imposed by any Governmental Authority;

“Parties” means, collectively, the Vendors and the Purchaser and “Party” means any one of them;

“Partnership Interest” means an interest in the Limited Partnership, as may be adjusted from time to time in accordance with section 2.2(b) of the BPLA LPA, being a Partner’s rights and entitlements as a Partner, including, in respect of voting and, for Limited Partners only, Distributions (other than Distributions on account of loans) but excluding rights and entitlements in respect of any loans to the Limited Partnership from such Limited Partner or any of its Related Entities;

“Partnership Interest Purchase Price” has the meaning set forth in Section 2.1(b);

“Person” means an individual, a corporation, a firm, a syndicate, a partnership, a trust, an association, a Labour Union, a joint venture, Governmental Authority, an unincorporated organization and every other legal or business entity whatsoever;

“Purchased Interests” means the Purchased Shares, the Purchased Partnership Interests, the CBHI Loans and CBHII Loans, collectively;

“Purchased Partnership Interests” means CBHI’s Partnership Interest and CBHII’s Partnership Interest, collectively;

“Purchased Interests Transfer Conditions Letters” means, collectively, the BPLP LPA Purchased Partnership Interests Transfer Conditions Letter and the Shareholder Agreement Purchased Shares Transfer Conditions Letter;

“Purchased Shares” means the 333 1⁄3 BPI Common Shares owned by Cameco, including any Non-Voting Shares for which they are exchanged;

“PWU” means Power Workers’ Union, a trade union constituted under the Laws of Ontario;

“PWU Nominee Agreement” means the Amended and Restated Power Workers’ Union Nominee Agreement dated February 14, 2003 between Cameco, BGIT, TEMI, PWU Trust and BPI;

“PWU Trust” means Power Workers’ Union Trust No. 1, a trust constituted under the Laws of Ontario by PWU pursuant to a declaration of trust dated July 10, 2001, as amended;

“Related Entities” has the meaning set forth in the BPLP LPA;

“Separate Guarantee” has the meaning set forth in the OPG Lease;

“Shareholder Agreement” means the Third Amended and Restated Shareholder Agreement dated October 31, 2005 between BGIT, Cameco, TEMI and BPI, as amended by a First Amending Agreement dated November 14, 2011 and a second amending agreement dated March 31, 2013;

“Shareholder Agreement Purchased Shares Transfer Conditions Letter” means a letter from Cameco to TEMI and the Purchaser in respect of the satisfaction of certain conditions to transfer for the Purchased Shares contemplated by section 3.6 of the Shareholder Agreement;

“Shares” has the meaning set forth in the Shareholder Agreement;

“Share Purchase Price” has the meaning set forth in Section 2.1(a);

“Society” means The Society of Energy Professionals, a trade union organized under the Laws of Ontario;

“Society Trust” means The Society of Energy Professionals Trust, a trust constituted under the Laws of Ontario by the Society pursuant to a declaration of trust dated as of March 29, 2001;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” means taxes, duties, fees, premiums, assessments, imposts, levies and other similar charges imposed by any Governmental Authority under Laws, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions and “Tax” means any of the foregoing;

“TEIL” means TransCanada Energy Investments Ltd., a corporation incorporated under the Laws of Canada;

“TEMI” means TransCanada Energy Management Inc., a corporation incorporated under the Laws of Canada;

“Total Interest” means, at a particular time in respect of a particular Limited Partner, collectively, such Limited Partner’s Partnership Interest, and all Emergency Loans, Convertible Loans, Contingency Loans, Ordinary Loans and OPG Deferred Amount Replacement Loans made by the Limited Partner in question to the Limited Partnership in each case outstanding at such time, and unless inconsistent with the context thereof, any reference to a Limited Partner’s Total Interest shall be construed to mean the Total Interest held by such Limited Partner and its Related Entities;

“TransCanada” means TransCanada PipeLines Limited, a corporation incorporated under the Laws of Canada;

“TransCanada Parties” means TransCanada, TEIL and TEMI;

“Transfer Conditions Letters” means, collectively, the BPLP LPA Cameco Pre-Closing Reorganization Transfer Conditions Letter, the BPLP LPA Purchased Interests Transfer Conditions Letter and the Shareholder Agreement Purchased Shares Transfer Conditions Letter;

“Trustee” means Borealis Infrastructure Trust Management Inc., the sole trustee of BGIT;

“Unions” means, collectively, PWU and Society; and

“Vendors” means, collectively, Cameco, CBHI and CBHII and “Vendor” means any one of them.

1.2 Certain Rules of Interpretation

In this Agreement:

(a)	Capitalized Terms – Terms which are capitalized in this Agreement and not otherwise defined in this Agreement shall have the meaning set forth in the BPLP LPA.

(b)	Currency – Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

(c)	Governing Law – This Agreement is a contract made under and shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable in the Province of Ontario.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)	No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)	Severability – If any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting its application to other Parties or circumstances.

(i)	Statutory references – A reference to a statute includes all regulations and rules made pursuant to such statute, including any amendments thereto.

(j)	Time – Time is of the essence in the performance of the Parties’ respective obligations.

(k)	Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3 Entire Agreement

This Agreement and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral, whether statutory or otherwise, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement or any document required to be delivered pursuant to this Agreement.

1.4 Schedules

The schedules to this Agreement, listed below, are an integral part of this Agreement:

Schedule	Description
Schedule A	Cameco Pre-Closing Reorganization

Schedule B	Forms of Transfer Conditions Letters

Schedule C	Framework of Transfer Conditions Letters

Schedule D	Form of Assignment and Assumption of the Shareholder Agreement

Schedule E	Form of Assignment and Assumption of the BPLP LPA

Schedule F	Form of Assignment and Assumption of the Master Investment Agreement

Schedule G	Forms of Releases

Schedule H	Consents

Schedule I	Form of Resignation and Release of BPI from Resigning Cameco Nominee Directors

Schedule J	Form of Release of Resigning Cameco Nominee Directors of BPI

Schedule K	Form of Indemnity Agreement for Cameco Nominee Directors of BPI

Schedule L	Form of Agreement between BPI and Cameco

Schedule M	Form of Confidentiality Agreement

Schedule N	Arbitration Rules

1.5 Cameco Pre-Closing Reorganization

The Parties acknowledge that Cameco intends to cause CBHI to be continued under the OBCA and such continued corporation to amalgamate with CBHII pursuant to subsection 177(2) of the OBCA prior to the Closing (the “Cameco Pre-Closing Reorganization”), and if CBHI and CBHII are so amalgamated, all references to either CBHI and CBHII in this Agreement (other than for purposes of identifying agreements and other documents signed by one or both of them prior to date of this Agreement) shall be references to the corporation continuing upon such amalgamation, and the term “Vendors” shall refer to such continuing corporation and Cameco. The steps to the Cameco Pre-Closing Reorganization are set out in Schedule A.

ARTICLE 2

PURCHASE AND SALE

2.1 Action by the Vendors and the Purchaser

Subject to the provisions of this Agreement, at the Closing Time:

(a)	Cameco shall sell and BGIT shall purchase from Cameco the Purchased Shares for an aggregate purchase price of ten dollars ($10.00), exclusive of all applicable sales and transfer taxes, (the “Share Purchase Price”);

(b)	CBHI and CBHII shall sell and BGIT shall purchase from CBHI and CBHII each of their respective 15% and 16.596% Partnership Interests in the Limited Partnership (with an aggregate 31.6% Distribution Percentage), for a purchase price of four hundred forty-nine million six hundred eighty-nine thousand three hundred dollars ($449,689,300.00), exclusive of all applicable sales and transfer taxes, (the “Partnership Interest Purchase Price”);

(c)

Pursuant to section 3.8 of the Shareholder Agreement, Cameco shall exchange such number of its 333 1⁄3 BPI Common Shares for an equivalent number of Non-Voting Shares (the “Exchanged Shares”) immediately prior to their transfer to BGIT pursuant to Section 2.1(a) above in order that BGIT shall not hold in excess of 30% of the outstanding BPI Common Shares following the Closing and Cameco shall deliver to BGIT one or more share certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record;

(d)	BGIT shall have exchanged such number of its BPI Common Shares for Non-Voting Shares such that following the Closing and taking into account the Exchanged Shares, BGIT shall not hold in excess of 30% of the outstanding BPI Common Shares;

(e)	CBHI shall deliver to BGIT an executed assignment of a 15% Partnership Interest;

(f)	CBHI shall sell and BGIT shall purchase from CBHI any Emergency Loans, Convertible Loans, Contingency Loans, Ordinary Loans and OPG Deferred Amount Replacement Loans outstanding at Closing (collectively, the “CBHI Loans”), for a purchase price equal to the principal and accrued and unpaid interest thereon outstanding as at the Closing Time (the “CBHI Loans Purchase Price”);

(g)	CBHI shall deliver to BGIT an executed assignment of the CBHI Loans at Closing;

(h)	CBHI shall deliver to BGIT an executed assignment of a 16.596% Partnership Interest;

(i)	CBHII shall sell and BGIT shall purchase from CBHII any Emergency Loans, Convertible Loans, Contingency Loans, Ordinary Loans and OPG Deferred Amount Replacement Loans outstanding at Closing (collectively, the “CBHII Loans”), for a purchase price equal to the principal and accrued and unpaid interest thereon outstanding as at the Closing Time (the “CBHII Loans Purchase Price”);

(j)	CBHII shall deliver to BGIT an executed assignment of the CBHII Loans at Closing;

(k)	If any of the CBHI Loans or CBHII Loans have been made by a Related Entity pursuant to section 3.5 of the BPLP LPA, then the Vendors will cause such Related Entity to perform the obligations of CBHI and CBHII hereunder with respect to such loans, as applicable, as if such loans were made by CBHI and CBHII and BGIT shall purchase such loans from such Related Entities to CBHI and CBHII, as applicable, pursuant to Sections 2.1(f) and 2.1(g) and Sections 2.1(i) and (j), respectively; and

(l)	BGIT shall pay (i) the Share Purchase Price to Cameco; (ii) the CBHI Loans Purchase Price to CBHI; (iii) the CBHII Loans Purchase Price to CBHII; and (iv) the Partnership Interest Purchase Price to CBHI and CBHII allocated between CBHI and CBHII in accordance with their respective Partnership Interest in the Limited Partnership.

2.2 Price Adjustments

(a)	The Partnership Interest Purchase Price payable for the Purchased Partnership Interests pursuant to this Article 2 shall be (i) increased by the amount of any Cash Calls paid by CBHI and CBHII in 2014 and (ii) decreased by the amount of any Distributions received by CBHI and CBHII in 2014.

(b)	The Partnership Interest Purchase Price payable for the Purchased Partnership Interests pursuant to this Article 2 shall be increased on the last day of each month beginning on January 31, 2014 until the month in which the Closing occurs by the following amount: the Partnership Interest Purchase Price that would be payable at the end of each such month pursuant to this Article 2 (including as adjusted by Section 2.2(a) above and this Section 2.2(b)) if the Closing were to occur on such month end (i) multiplied by the product of the Prime Rate in effect on the first day of such month and the number of days in each such month and (ii) divided by 365.

(c)	For the month in which the Closing occurs, the Partnership Interest Purchase Price payable for the Purchased Partnership Interests pursuant to this Article 2 shall be increased by the following amount: the Partnership Interest Purchase Price otherwise payable at Closing pursuant to this Article 2 (including as adjusted by Sections 2.2(a) and (b)) (i) multiplied by the product of the Prime Rate in effect on the first day of such month and the number of days from and including the first day of such month to but excluding the Closing Date and (ii) divided by 365.

(d)	For greater certainty, no adjustment shall be made pursuant to Sections 2.2(b) or (c) in respect of any CBHI Loans or CBHII Loans.

(e)	For greater certainty, if after the Effective Time any Cash Call is made before the Closing Date and has been subject to a written notice of either or both of CBHI and CBHII agreeing to participate in such Cash Call pursuant to section 3.2(b) of the BPLP LPA but is payable following Closing, the Purchaser shall have the obligation to pay any such Cash Call.

2.3 Payments

The Partnership Interest Purchase Price, the Share Purchase Price, the CBHI Loans Purchase Price and the CBHII Loans Purchase Price payable to each of the Vendors as applicable pursuant to Section 2.1 (as adjusted pursuant to Section 2.2) shall be paid at the Closing Time by wire transfer in immediately available funds to accounts specified by the Vendors not less than 72 hours prior to the Closing Time.

2.4 Closing and Transfer Procedures

(a)	If all of TEIL, PWU and Society waive or agree to waive the right of first offer provisions contained in section 7.5 of the BPLP LPA, BGIT shall also waive such provisions and the Parties agree that the provisions and procedures in this Agreement, not the provisions of section 7.5 of the BPLP LPA, shall govern the purchase, sale and transfer of the Purchased Interests.

(b)	If each of TEIL, PWU and Society has not waived the right of first offer provisions contained in section 7.5 of the BPLP LPA on or before February 13, 2014, the Vendors will promptly issue an Offer on the basis of this Agreement in order to commence the right of first offer process under section 7.5 of the BPLP LPA and BGIT shall accept the Offer in accordance with this Agreement. Notwithstanding the issuance of an Offer by the Vendors and its acceptance by the Purchaser, the Parties will use commercially reasonable efforts to (i) continue to pursue the waiver by TEIL, PWU and/or Society, as applicable, of the right of first offer provisions contained in section 7.5 of the BPLP LPA and (ii) take such actions as may be necessary or requested by the other, acting reasonably, to effect or evidence such agreement or such waiver in order to expedite the Closing.

(c)	If an Offer has been made by the Vendors such that the right of first offer process provided in section 7.5 of the BPLP LPA is in effect, CBHI and CBHII as Offerors, and the Purchaser as Offeree, shall comply with the other applicable provisions of section 7.5 of the BPLP LPA or, if commercially reasonable and permitted, waive such provisions so long as such process is in effect.

(d)	If any of the Unions and TEIL accepts an Offer made pursuant to the terms of section 7.5 of the BPLP LPA, or if either or both of the Unions agree to purchase a portion of the Purchased Partnership Interests from CBHI and CBHII in connection with providing a waiver of section 7.5 of the BPLP LPA, then a corresponding adjustment shall be made to the Purchased Partnership Interests and to the Partnership Interest Purchase Price, and all references to “Purchased Partnership Interests” and “Partnership Interest Purchase Price” shall mean, for the purposes of this Agreement, such adjusted interests and price. For greater certainty, in the case of an acceptance by or other agreement with one or both Unions, there will be no change in the aggregate purchase price to be received by the Vendors on the Closing Date, with no change in the time of receipt, and no change to liabilities assumed (other than as adjusted between the Vendors and BGIT as noted in the previous sentence) or to the releases to be obtained pursuant to this Agreement.

(e)	The Parties shall cooperate acting reasonably with each other in the preparation and delivery of the other documents contemplated by the Purchased Interests Transfer Conditions Letters in accordance with the framework attached hereto as Schedule C.

2.5 No Additional Representations

The Purchaser agrees that in no event, including in connection with compliance with articles 7 and 10 of the BPLP LPA and section 3.6 and article 4 of the Shareholder Agreement, will the Vendors be required to provide any representations and warranties or indemnities to any Partner or to any shareholder of BPI except as provided in this Agreement to the Purchaser or in the Transfer Conditions Letters to be delivered to the Purchaser, TEIL, TEMI and BPI in its capacity as general partner of BPLP.

2.6 Board Rights

Cameco and the Purchaser agree that the transfer of the Purchased Shares shall also convey to the Purchaser all of the Board Rights (as defined in the Shareholder Agreement) of Cameco subject to the provisions of the Shareholder Agreement in the event that the TransCanada Parties exercise the right of first offer provisions contained in section 7.5 of the BPLP LPA and acquire some of the Purchased Interests from the Vendors.

2.7 Place of Closing

The Closing shall take place at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP located at 1 First Canadian Place, Toronto, or at such other place as may be agreed upon by the Vendors and the Purchaser.

2.8 Cameco Supply Agreements

For greater certainty, this Agreement does not amend the provisions of the Cameco Supply Agreements except that Cameco covenants that at Closing it will waive its option in section 7.2 of the BPLP UO2 Supply Agreement to terminate such agreement upon Cameco ceasing to be a Limited Partner of the Limited Partnership.

2.9 Payment of Taxes

The Vendors acknowledge that subsection 100(1) of the Tax Act is applicable to the sale, assignment and transfer of the Purchased Interests hereunder. The Purchasers shall:

(a)	pay to the Vendors, in addition to the Partnership Interest Purchase Price, the Share Purchase Price, the CBHI Loans Purchase Price and the CBHII Loans Purchase Price, any goods and services and harmonized sales taxes properly exigible in respect of the transactions contemplated in this Agreement and the Vendors shall remit all such goods and services and harmonized sales taxes to the applicable Governmental Authority; and

(b)	be liable for and shall remit to the applicable Governmental Authority the amount of any land transfer taxes properly payable upon the sale, assignment and transfer of the Purchased Interests under this Agreement.

2.10 Assumption and Release of Cameco Guarantees

(a)	Without limiting the obligations of the Purchaser under Section 2.10(b), each of the Parties covenants and agrees that it shall use commercially reasonable efforts to obtain, and shall request that BPI use commercially reasonable efforts to obtain, releases in favour of Cameco of its obligations set out below in Section 2.10(b).

(b)

The Purchaser covenants and agrees with Cameco that it shall cause OMERS to assume at the Closing, effective as of the Effective Date, (i) Cameco’s guarantee and security obligations under Article 17 of the OPG Lease and Cameco’s Separate Guarantee, in each case in a manner satisfactory to the Landlord acting reasonably; and (ii) Cameco’s obligations under Cameco’s guarantee to General Electric Canada Inc. (and other affiliated entities of General Electric Canada Inc. as set out in such guarantee and any successor to General Electric Canada Inc. under such guarantee) pursuant to the GE Master Agreement in a manner satisfactory to General Electric Canada acting reasonably and deliver to General Electric Canada a valid and binding exact replacement guarantee of OMERS replacing the guarantee of Cameco in favour of General Electric Canada Inc. (and other affiliated entities of General Electric Canada Inc. as set out in such guarantee and any successor to General Electric Canada Inc. under such guarantee). For greater certainty, OMERS shall assume, at the Closing, for purposes of the Master Investment Agreement all of Cameco’s obligations under the Master Investment Agreement to provide a guarantee to General Electric Canada Inc. (and other affiliated entities of General Electric Canada Inc. as set out in such guarantee and any successor to General Electric Canada Inc. under such guarantee) pursuant to the GE Master Agreement on a Pro Rata Basis (as defined in the Master Investment Agreement).

(c)	If General Electric Canada on behalf of itself and all its affiliated entities is unwilling to release Cameco from its obligation as guarantor pursuant to the guarantee delivered pursuant to the GE Master Agreement, Cameco shall not attempt or purport to revoke such guarantee, provided the OMERS indemnity provided pursuant to Section 9.12 remains in full force and effect.

2.11 Assumption and Release of Obligations Relating to Bruce Power Agreements

(a)	Each of the Parties covenants and agrees that it shall use commercially reasonable efforts to obtain, and shall request that BPI use commercially reasonable efforts to obtain, releases in favour of Cameco, CBHI and CBHII of their respective obligations set out below in Sections 2.11(b), (c), (d), and (e) from all of the parties to the Shareholder Agreement, the BPLP LPA and the Master Investment Agreement, respectively.

(b)	The Purchaser shall at the Closing, for the purpose of section 3.6(d) of the Shareholder Agreement, deliver to TEMI, Cameco and BPI an executed agreement the form of which is attached hereto as Schedule D. The Purchaser shall, at the Closing, effective as at the Effective Time, assume and be bound by all of the obligations of Cameco under the Shareholder Agreement arising from and relating to periods after the Effective Time.

(c)	The Purchaser shall at the Closing, for the purpose of section 7.10(j) of the BPLP LPA, deliver to BPI an executed agreement the form of which is attached hereto as Schedule E. The Purchaser shall, at the Closing, effective as at the Effective Time, assume and be bound by all of the obligations of CBHI and CBHII under the BPLP LPA arising from and relating to periods after the Effective Time, and shall become a substituted limited partner of each of CBHI and CBHII for purposes of the Limited Partnerships Act (Ontario). For greater certainty, the Purchaser is not assuming any liability for the matters set forth in Section 9.11(a);

(d)	The Purchaser shall at the Closing, for the purpose of section 7.10(k) of the BPLP LPA, deliver to BPI an executed agreement the form of which is attached hereto as Schedule F. The Purchaser shall, at the Closing, effective as at the Effective Time, assume and be bound by all of the obligations of CBHI and CBHII under the Master Investment Agreement arising from and relating to periods after the Effective Time.

(e)	The Purchaser shall at the Closing, for the purpose of section 7.10(k) of the BPLP LPA, deliver to BPI an executed agreement the form of which is attached hereto as Schedule F. The Purchaser shall cause OMERS at the Closing, effective as at the Effective Time, to assume all of the Cameco’s obligations under the Master Investment Agreement arising from and relating to periods after the Effective Time, provided that (i) the assumption of Cameco’s guarantees shall be as provided for in Section 2.10; (ii) Cameco’s obligations under section 5.6 of the Master Investment Agreement as in effect on the Effective Time shall continue to bind Cameco in accordance with its terms; and (iii) Cameco’s right to indemnification pursuant to section 4.4 of the Master Investment Agreement is terminated at Closing.

(f)	The releases in Section 2.11(a) shall be in the form attached hereto as Schedule G. For greater certainty, the release in respect of the Master Investment Agreement shall expressly release section 5.2 of the Master Investment Agreement.

2.12 Assumption of Obligations under the Business Development MOU and the PWU Nominee Agreement

The Purchaser shall at the Closing, effective as at the Effective Time, assume and be bound by all of the Vendors’ obligations under the Business Development MOU and the PWU Nominee Agreement arising from and after the Effective Time, in form and substance satisfactory to Cameco and the Purchaser, each acting reasonably, other than Cameco’s obligation to vote its BPI Common Shares in accordance with the PWU Nominee Agreement, which obligation the Purchaser will assume and be bound by from and after Closing. The Purchaser and the Vendors shall use commercially reasonable efforts to cause the termination of all of Cameco’s rights and obligations under the PWU Nominee Agreement and the rights and obligations of CBHI and CBHII under the Business Development MOU, in each case at Closing.

2.13 Sale of Bruce Related Entities

Each of the applicable Vendors and the Purchaser shall enter into, as soon as practicable after the date hereof, agreements of purchase and sale in respect of each of the applicable Vendors’ direct and indirect interests in the Bruce Related Entities, such agreements to be in substantially the same form as this Agreement. The Parties agree to use commercially reasonable efforts to close the purchase and sale of the Bruce Related Entities on the same date as the Closing, provided that the Parties agree that the Closing will proceed notwithstanding any delay in the signing of the agreements or in the closing of the purchase of Cameco’s direct and indirect interests in the Bruce Related Entities.

2.14 GE Waiver and Release

Each of the Parties covenants and agrees that it shall use commercially reasonable efforts to obtain, and shall request that BPI use commercially reasonable efforts to obtain, releases from General Electric Canada Inc. (on its own behalf and on behalf of all third party beneficiaries) in favour of each of the Vendors in a form satisfactory to the Vendors acting reasonably from each of the Vendors’ obligations contained in section 3 of each Waiver and Release (as defined in the GE Master Agreement) delivered by the Vendors pursuant to the GE Master Investment Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE VENDORS

Cameco, CBHI and CBHII jointly and severally represent and warrant to the Purchaser the matters set out below.

3.1 Incorporation and Corporate Power

Each of Cameco and CBHI is a corporation existing under the Laws of Canada. CBHII is a corporation existing under the Laws of Ontario. Each of the Vendors has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted and to enter into this Agreement and to carry out its obligations under this Agreement.

3.2 Residence of the Vendor

Each of the Vendors is not a non-resident of Canada for the purposes of the Tax Act.

3.3 Status of Cameco and Right to Sell

Cameco is the sole registered and beneficial owner of the Purchased Shares free and clear of all Encumbrances, other than Encumbrances under the Shareholder Agreement and any Encumbrances imposed on all holders of BPI Common Shares pursuant to the BPLP LPA or the Master Investment Agreement by virtue of their or a Related Entity’s ownership of Shares or Partnership Interests, as the case may be. The Purchased Shares are the only securities of BPI held by Cameco. Cameco has the exclusive right to sell and dispose of the Purchased Shares as provided in this Agreement and such sale and disposition will not contravene or breach any:

(a)	articles, by-laws or resolutions of Cameco,

(b)	subject to obtaining any approvals contemplated by Section 6.2, any Laws which are applicable to Cameco the breach or non-compliance with which would result in a material adverse effect on Cameco or its business or the ability of Cameco to perform its obligations hereunder in a timely manner, or

(c)	contract to which Cameco is a party, a breach or default under which would result in a material adverse effect on Cameco or its business.

3.4 Status of CBHI and Right to Sell

CBHI is the sole registered and beneficial owner of (i) a 15% Partnership Interest with a 15% Distribution Percentage and (ii) its Total Interest, free and clear of all Encumbrances, other than Encumbrances under the BPLP LPA and any Encumbrances imposed on all holders of Partnership Interests pursuant to the Master Investment Agreement by virtue of their or a Related Entity’s ownership of a Partnership Interest or Shares, as the case may be. The 15% Partnership Interest is the only security of BPLP held by CBHI. CBHI has the exclusive right to sell and dispose of its Partnership Interest and its Total Interest as provided in this Agreement and such sale and disposition will not contravene or breach any:

(a)	articles, by-laws or resolutions of CBHI,

(b)	subject to obtaining any approvals contemplated by Section 6.2, any Laws which are applicable to CBHI the breach or non-compliance with which would result in a material adverse effect on CBHI or its business or the ability of CBHI to perform its obligations hereunder in a timely manner, or

(c)	contract to which CBHI is a party, a breach or default under which would result in a material adverse effect on CBHI or its business.

3.5 Status of CBHII and Right to Sell

CBHII is the sole registered and beneficial owner of (i) a 16.596% Partnership Interest with a 16.6% Distribution Percentage and (ii) its Total Interest, free and clear of all Encumbrances, other than Encumbrances under the BPLP LPA and any Encumbrances imposed on all holders of Partnership Interests pursuant to the Master Investment Agreement by virtue of their or a Related Entity’s ownership of a Partnership Interest or Shares, as the case may be. The 16.596% Partnership Interest is the only security of BPLP held by CBHII. CBHII has the exclusive right to sell and dispose of its Partnership Interest and Total Interest as provided in this Agreement and such sale and disposition will not contravene or breach any:

(a)	articles, by-laws or resolutions of CBHII,

(b)	subject to obtaining any approvals contemplated by Section 6.2, any Laws which are applicable to CBHII the breach or non-compliance with which would result in a material adverse effect on CBHII or its business or the ability of CBHII to perform its obligations hereunder in a timely manner, or

(c)	contract to which CBHII is a party, a breach or default under which would result in a material adverse effect on CBHII or its business.

3.6 No Pre-emptive Rights

No Person has any agreement, option, right or privilege capable of becoming an agreement for the purchase, transfer or other conveyance of any of the Purchased Interests other than pursuant to this Agreement, the BPLP LPA or the Shareholder Agreement.

3.7 Due Authorization and Enforceability of Obligations

The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of the Vendors, including in the case of CBHI and CBHII, the approval of its shareholder. This Agreement constitutes a valid and binding obligation of each Vendor enforceable against it in accordance with its terms subject to any limitations imposed by Law.

3.8 No Event of Default

(a)	No Event of Default in respect of either CBHI or CBHII exists; provided for the purposes hereof, Event of Default does not include a breach of covenant by Cameco or any Related Entity to Cameco under the Cameco Supply Agreements.

(b)	Neither CBHI or CBHII is in breach or default of any material obligation it may have under the BPLP LPA or the Master Investment Agreement.

(c)	Cameco is not in breach or default of any material obligation it may have under the Master Investment Agreement or the Shareholder Agreement.

For greater certainty, an Event of Default or any default or failure to comply shall not include any Event of Default or breach or failure to comply which has been waived by the applicable parties to the BPLP LPA, the Master Investment Agreement or the Shareholder Agreement as applicable.

3.9 No Broker

The Vendors have carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement without the intervention on its behalf of any other party that would give rise to any valid claim for a brokerage commission, finder’s fee or other like payment against the Purchaser, OMERS, the Limited Partnership, or BPI.

3.10 Disclaimer of Other Representations and Warranties

Except as expressly set forth in this Article 3 and the Transfer Conditions Letters, the Vendors make no representation or warranty, in each case, express or implied, at law, by statute or in equity, in respect of the Cameco Pre-Closing Reorganization, the Purchased Interests, the Limited Partnership, BPI, the Vendors or any of their respective assets, liabilities or operations, and any such other representations and warranties are expressly disclaimed.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF BGIT

BGIT represents and warrants to the Vendors the matters set out below:

4.1 Status of BGIT

BGIT is a trust duly formed and existing under the Laws of Ontario, the beneficiary of which is exempt from tax pursuant to section 149 of the Tax Act.

4.2 Due Authorization and Enforceability of Obligations of BGIT

BGIT has the capacity and authority to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated under this Agreement have been duly authorized by the Trustee.

The execution and delivery of this Agreement and the performance by BGIT hereunder will not contravene or breach any:

(a)	of its constating documents or resolutions of the Trustee,

(b)	subject to obtaining any approvals contemplated by Section 6.2, any Laws which are applicable to BGIT the breach or non-compliance with which would result in a material adverse effect on BGIT or its business or the ability of BGIT to perform its obligations hereunder in a timely manner, or

(c)	contract to which BGIT is a party, a breach or default under which would result in a material adverse effect on BGIT or its business.

This Agreement constitutes a valid and binding obligation of BGIT enforceable against BGIT in accordance with its terms subject to any limitations imposed by Law.

4.3 Due Authorization and Enforceability of Obligations of OMERS

The deliveries of OMERS to be made at Closing and the other actions contemplated by this Agreement to be taken by OMERS have been duly authorized by all necessary corporate action on the part of OMERS and their delivery will not contravene or breach any:

(a)	of OMERS’ constating documents or resolutions;

(b)	subject to obtaining any approvals contemplated by Section 6.2, any Laws which are applicable to OMERS the breach or non-compliance with which would result in a material adverse effect on OMERS or its business or the ability of OMERS to perform its obligations hereunder in a timely manner; or

(c)	contract to which OMERS is a party, a breach or default under which would result in a material adverse effect on OMERS or its business.

The agreements to be entered into by OMERS in favour of the Vendors that are to be delivered at Closing shall be enforceable against OMERS in accordance with their terms subject to any limitations imposed by Law.

4.4 No Broker

BGIT has carried on all negotiations relating to this Agreement and the transactions contemplated in this Agreement without the intervention on its behalf of any other party in such manner so as to give rise to any valid claim for a brokerage commission, finder’s fee or other like payment against the Vendors.

4.5 Disclaimer of Other Representations and Warranties

Except as expressly set forth in this Article 4 and in the documents delivered by it as contemplated by the Transfer Conditions Letters, BGIT makes no representation or warranty, in each case, express or implied, at law, by statute or in equity, in respect of BGIT or any of its respective assets, liabilities or operations, and any such other representations and warranties are expressly disclaimed.

ARTICLE 5

SURVIVAL

5.1 Nature and Survival

All covenants, representations and warranties contained in this Agreement on the part of each of the Parties shall survive:

(a)	the Closing; and

(b)	the payment of the consideration for the Purchased Interests,

and will continue in full force and effect, in each case, subject to the provisions of Article 10 and in the event that this Agreement is terminated pursuant to Section 11.1 only the provisions of the Agreement required to give effect to the last sentence of Section 11.1 shall survive pursuant to Section 11.1.

ARTICLE 6

MUTUAL CONDITIONS PRECEDENT

The obligations of each of the Parties to complete the transactions contemplated hereby shall be subject to the satisfaction of or compliance with, on or before the Closing Time, each of the following conditions precedent.

6.1 OPG Documentation

The Landlord shall be satisfied pursuant to section 11.3.3 of the OPG Lease with the assumption or replacement by OMERS of Cameco’s guarantee and security obligations specified in article 17 of the OPG Lease and the Separate Guarantee of Cameco.

6.2 Consents and Authorizations of Governmental Authorities

All consents, approvals, Orders and authorizations of any Governmental Authority which, if not obtained in connection with the completion of the transactions contemplated by this Agreement, would reasonably be expected to have a material adverse effect on the business or property of the Limited Partnership, including Competition Act Approval and FERC Approval, shall have been obtained at or before the Closing Time.

6.3 Third Party Consents

All consents and approvals required to be obtained by the Vendors, the Limited Partnership, BPI and the Purchaser from Persons other than Governmental Authorities in connection with the transactions contemplated by this Agreement as listed in Schedule H, shall have been obtained at or before the Closing Time.

6.4 Transfer Conditions Letters

The Transfer Conditions Letters and all other documents contemplated thereby shall have been delivered at or before the Closing Time in the forms attached hereto as Schedule B and in accordance with the framework attached hereto as Schedule C, or the provisions of section 7.10 of the BPLP LPA and section 3.6 of the Shareholder Agreement shall have otherwise been complied with or waived.

6.5 No Injunction

No preliminary or permanent injunction or other order, judgment or decree by any Governmental Authority which restrains, enjoins or otherwise prohibits the sale and transfer of the Purchased Interests to the Purchaser shall have been issued and remain in effect and no Law shall have been enacted which prohibits the sale and transfer of the Purchased Interests to the Purchaser.

ARTICLE 7

PURCHASER’S CONDITIONS PRECEDENT

The obligation of the Purchaser to complete the purchase of the Purchased Interests under this Agreement is subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the Purchaser and may be waived by the Purchaser in whole or in part).

7.1 Truth and Accuracy of Representations of the Vendors at the Closing Time

All of the representations and warranties of each Vendor made in or pursuant to this Agreement shall be true and correct as at the Closing Time in all material respects and with the same effect as if made at and as of the Closing Time and the Purchaser shall have received a certificate of each of the Vendors confirming the truth and correctness of such representations and warranties.

7.2 Compliance with the Vendors Covenants

The Vendors shall have performed or complied with, in all material respects, all of their respective obligations and covenants under this Agreement.

7.3 Receipt of Closing Documentation

The Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking by the Limited Partnership, BPI and the Vendors of all necessary Limited Partnership and corporate proceedings in connection with such transactions in compliance with these conditions.

7.4 Cameco Waiver of Termination Right in Supply Agreements

Cameco shall provide a waiver, in a form satisfactory to the Purchaser acting reasonably, of its option in section 7.2 of the BPLP UO2 Supply Agreement to terminate such agreement upon Cameco ceasing to be a Limited Partner of the Limited Partnership.

7.5 Resignation and Release of BPI from Resigning Cameco Nominee Directors

Each resigning nominee director of Cameco on the board of directors of BPI shall have delivered a written resignation at Closing together with a release in favour of BPI in the form attached hereto as Schedule I.

7.6 Opinion

The Purchaser shall have received an opinion of counsel to the Vendors as to the incorporation of the Vendors, their capacity and to due authorization and enforceability of this Agreement and any other agreement to be delivered by any of them at Closing.

The Purchaser may waive compliance with any condition in whole or in part if it sees fit to do so, without prejudice to its rights in the event of non-fulfilment of any other condition in whole or in part or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement. Any such waiver will not constitute a waiver of any other condition in favour of the Purchaser.

ARTICLE 8

VENDORS’ CONDITIONS PRECEDENT

The obligation of the Vendors to complete the sale of the Purchased Interests under this Agreement shall be subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of each Vendor and may be waived by all, but not less than all, of the Vendors in whole or in part).

8.1 Truth and Accuracy of Representations of the Purchaser at Closing Time

All of the representations and warranties of the Purchaser made in or pursuant to this Agreement shall be true and correct as at the Closing Time in all material respects and with the same effect as if made at and as of the Closing Time and the Vendors shall have received a certificate of the Purchaser confirming the truth and correctness of such representations and warranties.

8.2 Performance of Obligations

The Purchaser shall have performed or complied with, in all material respects, all of its obligations and covenants under this Agreement.

8.3 Receipt of Closing Documentation

The Vendors shall have received copies of all such documentation or other evidence as they may reasonably request in order to establish the consummation of the transactions contemplated by this Agreement and the taking by the Limited Partnership, BPI and the Purchaser of all necessary Limited Partnership and corporate proceedings in connection with such transactions in compliance with these conditions.

8.4 Release of Resigning Cameco Nominee Directors of BPI

BPI shall have delivered a release in favour of each resigning nominee director of Cameco on the board of directors of BPI in the form attached hereto as Schedule J.

8.5 Indemnity Agreements for Cameco Nominee Directors of BPI

BPI shall have entered into director indemnity agreements in the form attached hereto as Schedule K, in favour of the nominee directors of Cameco on the board of directors of BPI.

8.6 Guarantees

The following guarantees and obligations shall have been released in form satisfactory to Cameco acting reasonably: (i) the guarantee, indemnity and security obligations of Cameco specified in article 17 of the OPG Lease and the Separate Guarantee of Cameco; and (ii) Cameco’s obligation as guarantor of the Limited Partnership’s obligations pursuant to a guarantee delivered to General Electric Canada Inc. pursuant to the GE Master Agreement. If the General Electric Canada Inc. release is not received by the first Business Day following the Business Day after all of the other conditions and covenants set forth in Article 6, Article 7 or Article 8 (other than the condition in Section 8.7 and conditions customarily satisfied and that can be satisfied at Closing, being the conditions in Sections 7.1, 7.2, 7.3, 7.6, 8.1, 8.2, 8.3 and 8.11) are satisfied or waived, Cameco shall waive its receipt and it shall be a condition of Closing for the benefit of Cameco that OMERS shall have provided an indemnity to Cameco in form and substance satisfactory to Cameco, acting reasonably, indemnifying Cameco and holding harmless Cameco from and against any liability, loss, cost or expenses relating to any such guarantee that is not so released.

8.7 Releases in respect of the Master Investment Agreement

The releases of the Vendors contemplated by Section 2.11(a) in respect of the obligations set out in Section 2.11(d) and (e), including for greater certainty, any obligation of Cameco under the Master Investment Agreement to provide a guarantee to General Electric Canada Inc. pursuant to the GE Master Agreement on a Pro Rata Basis (as defined in the Master Investment Agreement), shall have been obtained. If all of such releases are not received by the first Business Day following the Business Day after all of the other conditions and covenants set forth in Article 6, Article 7 or Article 8 (other than the condition in Section 8.6 and other than conditions customarily satisfied and that can be satisfied at Closing, being the conditions in Sections 7.1, 7.2, 7.3, 7.6, 8.1, 8.2, 8.3 and 8.11) are satisfied or waived, the applicable Vendors shall waive their receipt and it shall be a condition of Closing for the benefit of the Vendors that OMERS shall have provided an indemnity to the applicable Vendors in form and substance satisfactory to the Vendors, acting reasonably, indemnifying the applicable Vendor and holding harmless the applicable Vendor from and against any liability, loss, cost or expenses relating to the inability to obtain such releases, including for greater certainty, any obligation of Cameco under the Master Investment Agreement to provide a guarantee to General Electric Canada Inc. pursuant to the GE Master Agreement on a Pro Rata Basis (as defined in the Master Investment Agreement).

8.8 Agreement by BPI to Perform

If the Parties are not able to ensure that no portion of the Taxable Income or Tax Losses of the Limited Partnership for the 2014 Fiscal Period is allocated to CBHI and CBHII as contemplated by Section 9.6(a), BPI shall have entered into a written agreement with Cameco, in the form attached hereto as Schedule L, to, among other things, determine the Taxable Income or Tax Losses of the Limited Partnership for the 2014 Fiscal Period in a manner consistent with past practice.

8.9 Preservation of Records

BPI shall have entered into a written agreement with Cameco, in the form attached hereto as Schedule L, to preserve and keep the books and records of the Limited Partnership in accordance with section 14.1 BPLP LPA, up to and including records of the Limited Partnership’s 2014 fiscal year, for a period of six years from the Closing Date, or for any longer period as may be required by any Laws or Governmental Authority.

8.10 Cameco Pre-Closing Reorganization Approvals

The BPLP LPA Cameco Pre-Closing Reorganization Transfer Conditions Letter and all other documents contemplated thereby shall have been delivered at or before the date at least two (2) Business Days prior to the Closing Date or the provisions contained in section 7.10 of the BPLP LPA shall have otherwise been complied with or waived with respect to the Cameco Pre-Closing Reorganization at least two (2) Business Days prior to the Closing Date.

8.11 Opinion

The Vendors shall have received an opinion of counsel to the Purchaser and OMERS as to the formation and incorporation of the Purchaser and OMERS, their capacity and the due authorization and enforceability of this Agreement (in the case of the Purchaser) and any other agreement to be delivered by the Purchaser or OMERS to the Vendors at Closing, including the agreements to be delivered by OMERS pursuant to Sections 8.6 and 8.7 if required.

The Vendors may waive compliance with any condition in whole or in part if they see fit to do so, without prejudice to their rights in the event of non-fulfilment of any other condition in whole or in part or to its rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement. Any such waiver will not constitute a waiver of any other condition in favour of the Vendors.

ARTICLE 9

OTHER COVENANTS OF THE PARTIES

9.1 Notice by the Vendors of Certain Matters

Prior to the Closing, the Vendors shall give notice to the Purchaser of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of the Vendors contained in this Agreement to be untrue or inaccurate in any material respect, and (b) any failure of any Vendor to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

9.2 Notice by the Purchaser of Certain Matters

Prior to the Closing, the Purchaser shall give notice to the Vendors of (a) the occurrence, or failure to occur, of any event which occurrence or failure would be likely to cause any representation or warranty of the Purchaser contained in this Agreement to be untrue or inaccurate in any material respect, and (b) any failure of the Purchaser to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement.

9.3 No-Shop

Until Closing, the Vendors will not, directly or indirectly,

(a)	solicit, initiate or entertain inquiries or proposals from, or provide any information to, any Person with respect to; or

(b)	participate in any negotiations regarding, or otherwise co-operate in any way with or assist or participate in or take any steps to bring about,

the direct or indirect acquisition of all or any substantial part of the Purchased Interests by any Person, other than the Purchaser, the TransCanada Parties, or either of the Unions, including, by way of the acquisition of the Purchased Interests, the acquisition of all or any substantial part of the assets of the Limited Partnership, BPI or the Bruce Related Entities, or the amalgamation or merger of CBHI, CHBII, BPLP, BPI and the Bruce Related Entities, or any of them, or any plan of arrangement or other reorganization involving CBHI, CHBII, BPLP, BPI and the Bruce Related Entities, or any of them, other than pursuant the Cameco Pre-Closing Reorganization.

9.4 Confidentiality After the Closing

(a)	At the Closing Time, the Vendors and the Purchaser shall enter into a new confidentiality agreement in the form attached hereto as Schedule M with the parties to the BPLP LPA and the parties to the Shareholder Agreement. The Parties will use commercially reasonable efforts to agree to any revisions to such form as proposed by such other parties, acting reasonably.

(b)	Each Party shall, and shall cause its affiliates to, treat as confidential any documents or proposals made or received by such Party in connection with the negotiation of this Agreement and any discussions between the Parties, except as required by Law and provided that the foregoing confidentiality restriction does not apply to confidential communications by the Parties with (i) their respective affiliates (which is deemed to include OMERS and their affiliates) or advisors with a need to know such information; (ii) the Limited Partners or their representatives with the prior consent of all of the Parties; (iii) the TransCanada Parties and their counsel; and (iv) BPI and its counsel.

(c)	The foregoing confidentiality restriction does not apply to confidential information that:

(i)	is part of the public domain;

(ii)	becomes part of the public domain other than as a result of a breach of these provisions by the receiving party;

(iii)	was received in good faith after Closing from an independent Person who was lawfully in possession of such information free of any obligation of confidence; or

(iv)

is required to be disclosed by Cameco (i) pursuant to its public reporting obligations as a reporting issuer or registrant; (ii) pursuant to the requirements of any stock exchange; or (iii) pursuant to Law; provided that Cameco first gives the Purchaser reasonable notice, to the extent practicable, of such required disclosure and takes all commercially reasonable steps to restrict such disclosure and protect the confidentiality of such confidential information to the extent possible and legally permitted.

(d)	For greater certainty, nothing in Section 9.4(a) shall affect the Cameco Supply Agreements, which contain separate confidentiality obligations.

9.5 Actions to Satisfy Closing Conditions

(a)	Each of the Parties shall use commercially reasonable efforts to take all such actions as are within its power to control and to cause other actions to be taken which are not within its power to control so as to ensure compliance with each of the conditions and covenants set forth in Article 6, Article 7, Article 8 or this Article 9 which are for the benefit of any other Party and to effect the Closing as expeditiously as practicable.

(b)	The Purchaser and the Vendors will each use commercially reasonable efforts to obtain Competition Act Approval. Without limiting the generality of the foregoing, the Purchaser will, as soon as practicable, and in any event within 10 days after the date of execution of this Agreement, prepare and provide to the Commissioner an application for an Advance Ruling Certificate. The Vendors shall provide such assistance as may reasonably be requested by the Purchaser in connection with the preparation of such application. In addition, if the Vendors request, the Vendors and the Purchaser will promptly file a pre-merger notification pursuant to the Competition Act. The Purchaser and the Vendors shall further promptly furnish any additional information requested by any Governmental Authority relating to Competition Act Approval.

(c)	The Purchaser will pay any requisite filing fee in relation to any filing or application made under the Competition Act.

(d)	The Purchaser and the Vendors shall co-operate with each other in connection with efforts to obtain Competition Act Approval, including by (i) providing each other with copies of all related applications and notifications in draft form, (ii) permitting each other to review in advance, in draft form, and incorporate the other’s reasonable comments in any communication to be given to any Governmental Authority with respect to obtaining Competition Act Approval, (iii) promptly furnishing to each other copies of notices or other communications received from any Governmental Authority with respect to the transactions contemplated by this Agreement, and (iv) not participating in any meeting or discussion of a substantive nature related to the transactions contemplated hereby, either in person or by telephone, with any Governmental Authority unless, to the extent not prohibited by such Governmental Authority, the other has been given the opportunity to attend and observe and/or participate. Notwithstanding the foregoing, the Purchaser or Vendors, as the case may be, may limit disclosure of information and documents to or the participation by the Vendors or the Purchaser to external legal counsel, on an external legal counsel only basis, in order to avoid the disclosure of confidential or competitively sensitive information.

(e)	The Purchaser and the Vendors will each use commercially reasonable efforts to obtain the FERC Approval. The Purchaser and the Vendors understand that BPI shall pursue the FERC Approval and that BPI will, as soon as practicable, and in any event within 10 days after the date of execution of this Agreement, prepare and file the application to obtain the FERC Approval. Each of the Vendors and the Purchaser shall provide such assistance as may reasonably be requested by BPI in order to obtain the FERC Approval. The Vendors will pay any requisite filing fee and reasonable out-of-pocket external legal expenses of BPI in relation to any filing or application made to obtain the FERC Approval.

9.6 Income Allocation for the 2014 Fiscal Period

(a)	In order to ensure that no portion of the Taxable Income or Tax Losses of the Limited Partnership for its fiscal period beginning January 1, 2014 and ending December 31, 2014 (the “2014 Fiscal Period”) will be allocated to CBHI and CBHII, provided the Closing occurs in 2014 each of CBHI, CBHII and the Purchaser agrees to amend prior to Closing the BPLP LPA pursuant to and in accordance with section 16.3 thereof, provided further that: (i) such amending agreement is in form and substance satisfactory to the Parties, acting reasonably; and (ii) TEIL executes and delivers such amending agreement.

(b)	If the Parties are not able to ensure that no portion of the Taxable Income or Tax Losses of the Limited Partnership for the 2014 Fiscal Period is allocated to CBHI and CBHII as contemplated in Section 9.6(a) and the agreement contemplated by Section 8.8 is entered into;

(i)	the Parties agree that the Form T5013 of the Limited Partnership for 2014 Fiscal Period shall reflect the allocation of Taxable Income or Tax Losses as finally determined in accordance with the agreement entered into between BPI and Cameco pursuant to Section 8.8; and

(ii)	each of the Parties shall make or prepare and file its tax returns for its taxation year that ends on or that includes December 31, 2014 in a manner consistent with the allocation of Taxable Income or Tax Losses as finally determined in accordance with the agreement entered into between BPI and Cameco pursuant to Section 8.8.

9.7 Cameco Pre-Closing Reorganization

(a)	If CBHI and CBHII cause the Cameco Pre-Closing Reorganization to occur, then it shall be completed in accordance with the steps set forth in Schedule A subject to any changes determined by Cameco to be necessary or commercially reasonable which changes shall not adversely affect any other Limited Partner, the Limited Partnership or BPI or delay, impede or otherwise interfere with the purchase and sale of the Purchased Interests.

(b)	The Purchaser shall cooperate acting reasonably with the Vendors in the preparation and delivery of the BPLP LPA Cameco Pre-Closing Reorganization Transfer Conditions Letter in the form attached hereto as Schedule B and in accordance with the framework attached hereto as Schedule C.

9.8 Co-operation with BPI

The Purchaser and the Vendors shall not take any action to prevent or delay BPI from entering into the agreements or performing the actions contemplated by Sections 8.8 and 8.9 of this Agreement related to BPI and the Limited Partnership.

9.9 Ordinary Course

Up to and including Closing, the Parties will not take any action to prevent either BPI or BPLP from carrying on business in the usual and ordinary course, consistent with past practice.

9.10 Access to Records

Following Closing, the Purchaser shall not take any action to prevent BPI from making the books and records of the Limited Partnership available to the Vendors on a timely basis, and as contemplated in Section 8.9, as may be reasonably requested by any of the Vendors, including for purposes of preparation of financial statements required to be disclosed by Cameco pursuant to its public reporting obligations and for purposes of the preparation of tax returns.

9.11 Pre-Effective Date Matters

(a)	The Vendors severally covenant and agree to retain their respective responsibility for any failure to have complied with and performed their respective obligations under the BPLP LPA, the Shareholder Agreement and the Master Investment Agreement arising prior to the Effective Time other than Cameco’s obligations under the Master Investment Agreement to provide any guarantee or financial assurances of the obligations or liabilities of BPI or the Limited Partnership to any third party, including a guarantee to OPG pursuant to the OPG Lease and a guarantee to General Electric Canada Inc. pursuant to the GE Master Agreement on a Pro Rata Basis (as defined in the Master Investment Agreement). For greater certainty, but subject to the foregoing with respect to any guarantee or financial assurances of the obligations or liabilities of BPI or the Limited Partnership to any third party, neither the Purchaser nor, with respect to paragraph (v) below, OMERS, is assuming, pursuant to this Agreement or any agreement or document delivered pursuant to this Agreement, any liability:

(i)	for any breach or failure to comply by CBHI or CBHII, or both, with any of their respective obligations under the BPLP LPA that occurred prior to the Effective Time;

(ii)	for any breach or failure to comply by CBHI or CBHII, or both, with any of their respective obligations under the Master Investment Agreement that occurred prior to the Effective Time;

(iii)	of CBHI or CBHII, or both, as a consequence of CBHI or CBHII, or both, taking part in the control of the business of BPLP prior to the Effective Time and thereby becoming liable as a general partner, as contemplated by and to the extent provided for in section 13(1) of the Limited Partnerships Act (Ontario);

(iv)	of CBHI or CHBII, or both, arising by operation of:

(A)	any of sections 16(1), (2) and (3) of the Limited Partnerships Act (Ontario) in respect of CBHI’s or CBHII’s ownership of any of the Purchased Partnership Interests prior to the Effective Time, provided that, for greater certainty, neither CBHI nor CBHII has any liability for, in connection with, or relating to limited partner contributions returned by BPLP to its limited partners after the Effective Time; or

(B)	without duplication, section 18(7) or section 30 of the Limited Partnerships Act (Ontario) in respect of CBHI’s or CBHII’s ownership of any of the Purchased Partnership Interests prior to the Effective Time; or

(v)	for any breach or failure to comply by Cameco with any obligation of Cameco under the Master Investment Agreement or the Shareholder Agreement, or both, that occurred prior to the Effective Time.

(b)	CBHI and CBHII shall remain jointly and severally liable for any liability not assumed by the Purchaser or OMERS as provided in Sections 9.11(a)(i), (ii), (iii)

and (iv) above; and Cameco shall remain liable for any liability not assumed by OMERS as provided in Section 9.11(a)(v) above . For greater certainty, a default or failure to comply under any of Sections 9.11(a)(i), (ii), or (v) above shall not include any breach or failure to comply which has been waived by the applicable parties to the BPLP LPA, the Master Investment Agreement or the Shareholder Agreement as applicable.

(c)	For greater certainty, the provisions of Section 9.11(a) do not constitute an admission by any of the Vendors or the Purchaser that any event contemplated in sections 13, 16 or 30 of the Limited Partnerships Act (Ontario) has occurred or is occurring.

9.12 OMERS Indemnity Agreement

(a)	The Purchaser shall cause OMERS to provide to the following Party an indemnity agreement in form and substance satisfactory to such Party acting reasonably pursuant to which OMERS shall indemnify and save harmless such Party, on an after-Tax basis, from and against all Claims which may be made or brought against it, or which such Party may suffer or incur, as a result of or in connection with or relating to:

(i)	in the case of Cameco, the applicable agreement for which Cameco was entitled to an OMERS indemnity and did not waive receipt of such entitlement pursuant to Section 8.6; and

(ii)	in the case of each Vendor, the Master Investment Agreement where each such Vendor was entitled to an OMERS indemnity and none waived receipt of such indemnity pursuant to Section 8.7.

(b)	Notwithstanding the foregoing, if (i) a release in a form and substance satisfactory to the applicable Vendor(s) is subsequently obtained, which releases the applicable Vendor(s), of all of the obligations which are the subject of the indemnity agreement provided by OMERS in respect of Sections 9.12(a)(i) or 9.12(a)(ii), respectively, and (ii) OMERS has complied in full with its obligations under the indemnity agreement, then OMERS’ obligations in respect of such released obligations shall be terminated.

ARTICLE 10

INDEMNIFICATION

10.1 Indemnification by the Vendors

(a)	The Vendors shall jointly and severally indemnify and save harmless the Purchaser, on an after-Tax basis, from and against all Claims which may be made or brought against the Purchaser, or which the Purchaser may suffer or incur, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of any of the Vendors contained in this Agreement, other than Section 9.11; and

(ii)	other than with respect to Sections 3.8(b) and (c), any misrepresentation or any incorrectness in or breach of any representation or warranty of any Vendor contained in this Agreement or in any Transfer Conditions Letter or in any certificate furnished by the Vendor pursuant to this Agreement whether or not the Purchaser has discovered or could have discovered such misrepresentation or incorrectness or breach before Closing.

(b)

The Vendors shall jointly and severally indemnify and save harmless the Purchaser, on an after-Tax basis, for any Claims which may be made or brought against the Purchaser, or which the Purchaser may suffer or incur, as a result of or in connection with or relating to any misrepresentation or any incorrectness in or breach of the representation or warranty of CBHI or CBHII contained in Section 3.8(b) whether or not the Purchaser has discovered or could have discovered such misrepresentation or incorrectness or breach before Closing. Cameco shall indemnify and save harmless the Purchaser, on an after-Tax basis, for any Claim which may be made or brought against the Purchaser, or which the Purchaser may suffer or incur, as a result of or in connection with or relating to any misrepresentation or any incorrectness in or breach of the representation or warranty by Cameco in Section 3.8(c) in respect of the Shareholder Agreement whether or not the Purchaser has discovered or could have discovered such misrepresentation or incorrectness or breach before Closing. Cameco shall indemnify and save harmless OMERS, on an after-Tax basis, for any Claim which may be made or brought against OMERS, or which OMERS may suffer or incur, as a result of or in connection with or relating to any misrepresentation or any incorrectness in or breach of the representation or warranty by Cameco contained in Section 3.8(c) in respect of the Master Investment Agreement whether or not OMERS has discovered or could have discovered such misrepresentation or incorrectness or breach before Closing.

(c)	The Vendors shall jointly and severally indemnify and save harmless the Purchaser, on an after-Tax basis, from and against any Claims which may be made or brought against the Purchaser, or which the Purchaser may suffer or incur, as a result of or in connection with or relating to a breach or failure to comply by CBHI or CBHII described in Sections 9.11(a)(i) or (ii).

(d)	Each of CBHI and CBHII shall jointly and severally indemnify and save harmless the Purchaser, on an after-Tax basis, from and against any Claims which the Purchaser may suffer or incur as a result of or in connection with or relating to discharging or being called upon to discharge a liability retained by either or both of CBHI or CBHII described in Section 9.11(a)(iii) or (iv).

(e)	Cameco shall indemnify and save harmless the Purchaser, on an after-Tax basis, from and against all Claims which may be made or brought against the Purchaser, or which the Purchaser may suffer or incur, as a result of or in connection with or relating to a breach or failure to comply by Cameco described in Section 9.11(a)(v) in respect of the Shareholder Agreement.

(f)	Cameco shall indemnify and save harmless OMERS, on an after-Tax basis, from and against all Claims which may be made or brought against the OMERS, or which OMERS may suffer or incur, as a result of or in connection with or relating to a breach or failure to comply by Cameco described in Section 9.11(a)(v) in respect of the Master Investment Agreement.

(g)	The Vendors’ obligations under Sections 10.1(a), (b), (c), (d), (e), and (f) shall be subject to the following limitations:

(i)	the obligations of the Vendors under Section 10.1(a)(ii) and Cameco under Sections 10.1(b) and 10.1(c) shall terminate on the date which is six years following the Closing Date, except with respect to bona fide Claims by the Purchaser set forth in written notices given by the Purchaser to the Vendors prior to such date;

(ii)	the obligations of the Vendors under Sections 10.1(a)(i), (b), (c), (d), (e) and (f) shall, subject to the limitation with respect to Cameco in Section 10.1(g)(i), survive indefinitely;

(iii)	the Vendors’ total liability shall not exceed the aggregate purchase price paid by the Purchaser for the Purchased Interests, except with respect to Claims arising or resulting from any fraud of any Vendor;

(iv)	the Vendors shall not be liable to the Purchaser for any Claims until the aggregate amount of all such Claims incurred by the Purchaser exceeds $1,000,000, whereupon the applicable Vendor shall be liable for all such Claims including the $1,000,000, without deduction;

(v)	the obligations of Cameco under Section 10.1(b) and (c) shall not include Claims arising from the breach of CBHI or CBHII or both of them of 6.6(a) of the BPLP LPA; and

(vi)	no Claim shall be made for any liability of BPLP in existence at the Closing Date or arising thereafter except to the extent that the Purchaser suffers or incurs such Claim as a result of or in connection with or relating to discharging or being called upon to discharge a liability retained by CBHI or CBHII, or both, described in Section 9.11(a)(iii) or (iv).

10.2 Indemnification by the Purchaser

(a)	The Purchaser shall indemnify and save harmless the Vendors (collectively, the “Vendor Indemnitees”), on an after-Tax basis, from and against all Claims which may be made or brought against any of the Vendors, or which any of the Vendors may suffer or incur, as a result of or in connection with or relating to:

(i)	any non-fulfilment or breach of any covenant or agreement on the part of the Purchaser contained in this Agreement, including the failure of the Purchaser to deliver the OMERS indemnity agreement contemplated by Sections 9.12 if required;

(ii)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the Purchaser contained in this Agreement or in any certificate furnished by the Purchaser pursuant to this Agreement, whether or not any Vendor Indemnitee has discovered or could have discovered such misrepresentation or incorrectness or breach before Closing;

(iii)	the failure of any party to the Shareholder Agreement to release, pursuant to Section 2.11(a), Cameco from its obligations in respect of the Purchased Shares transferred to BGIT arising from and after the Effective Time, including obligations under the Shareholder Agreement; and

(iv)	the failure of any party to the BPLP LPA to release, pursuant to Section 2.11(a), CBHI and CBHII from their obligations in respect of the Purchased Partnership Interests transferred to BGIT arising from and after the Effective Time, including obligations under the BPLP LPA.

(b)	The Purchaser’s obligations under Section 10.2(a)(ii) shall be subject to the limitation that the obligations of the Purchaser under Section 10.2(a)(ii) shall terminate on the date which is six years following the Closing Date except with respect to bona fide Claims by the Vendors set forth in written notices given by the Vendors to the Purchaser prior to such date. The Purchaser’s obligations under Sections 10.2(a)(i), (iii), and (iv) shall survive indefinitely.

10.3 Indemnification Procedures for Third Party Claims

(a)	In the case of Claims made by a third party with respect to which indemnification is sought, the Party seeking indemnification (the “Indemnified Party”) shall give prompt notice, and in any event within 30 days, to the Party from which indemnification is sought (each an “Indemnifying Party” and collectively the “Indemnifying Parties”) of any such Claims made upon it including a description of such third party Claim in reasonable detail including the sections of this Agreement which form the basis for the indemnification of such Claim, copies of all material written evidence of such Claim in the possession of the Indemnified Party and the actual or estimated amount of the damages that have been or will be sustained by an Indemnified Party, including reasonable supporting documentation therefor. If the Indemnified Party fails to give such notice, such failure shall not preclude the Indemnified Party from obtaining such indemnification but its right to indemnification may be reduced to the extent that such delay prejudiced the defence of the Claim or increased the amount of liability or cost of defence.

(b)	The Indemnifying Parties shall have the right, by notice to the Indemnified Party given not later than 30 days after receipt of the notice described in Section 10.3(a), to assume the control of the defence, compromise or settlement of the Claim, provided that such assumption shall, by its terms, be without cost to the Indemnified Party and provided the Indemnifying Parties acknowledge in writing their obligation to indemnify the Indemnified Party in accordance with the terms contained in this Section in respect of that Claim.

(c)

Upon the assumption of control of any Claim by the Indemnifying Parties as set out in Section 10.3(b), the Indemnifying Parties shall diligently proceed with the defence, compromise or settlement of the Claim at their sole expense, including if necessary, employment of counsel reasonably satisfactory to the Indemnified Party and, in connection therewith, the Indemnified Party shall co-operate fully, but at the expense of the Indemnifying Parties with respect to any out-of-pocket expenses incurred, to make available to the Indemnifying Parties all pertinent information and witnesses under the Indemnified Party’s control, make such assignments and take such other steps as are reasonably necessary to enable the Indemnifying Parties to conduct such defence. The Indemnifying Parties conducting the defence of the Claim will keep the Indemnified Party apprised of all significant developments and will not enter into any settlement, compromise or consent to judgment with respect to such Claim unless the Indemnified Party consents, which consent will not be unreasonably withheld. Any Indemnified Party will have the right to employ separate counsel in any Claim and/or to participate in the negotiation, settlement or defence thereof, but the fees and expenses of such counsel will not be included as part of any losses incurred by such Indemnified Party unless (i) the Indemnifying Parties failed to give the notice specified in Section 10.3(b), (ii) such Indemnified Party has received an opinion of counsel, reasonably acceptable to the Indemnifying Parties, to the effect that the interests of the Indemnified Party and the Indemnifying Parties with respect to the third party proceeding are sufficiently adverse to prohibit the representation by the same counsel of both parties under applicable ethical rules, or (iii) the employment of such counsel at the expense of the Indemnifying Parties has been specifically authorized by the Indemnifying Parties.

(d)	The final determination of any Claim pursuant to this Article 10, including all related costs and expenses, shall be binding and conclusive upon the Parties as to the validity or invalidity, as the case may be of such Claim against the Indemnifying Parties.

(e)	If the Indemnifying Parties do not assume control of a Claim as permitted in Section 10.3(b), the obligation of the Indemnifying Parties to indemnify the Indemnified Party in respect of such Claim shall terminate if the Indemnified Party settles such Claim without the consent of the Indemnifying Parties, which consent may not be unreasonably withheld.

10.4 Exclusive Remedy

The rights of indemnity set forth in this Article 10 are the sole and exclusive remedy of each Party from and after Closing in respect of any misrepresentation, incorrectness in or breach of any representation or warranty, or breach of covenant, by another Party under this Agreement and/or under the Transfer Conditions Letters by a Party to this Agreement. Accordingly, the Parties waive, from and after the Closing, any and all rights, remedies and Claims that one Party may have against the other, whether at law, under any statute or in equity (including but not limited to Claims for contribution or other rights of recovery arising under any environmental Laws, Claims for breach of contract, breach of representation and warranty, negligent misrepresentation and all Claims for breach of duty), or otherwise, directly or indirectly, relating to the provisions of this Agreement, the provisions of the Transfer Conditions Letters or the transactions contemplated by this Agreement other than as expressly provided for in this Article 10 and other than those arising with respect to any fraud or wilful misconduct. The Parties agree that if a Claim for indemnification is made by a Party in accordance with Sections 10.1(a), (b), (c), (d), (e), (f) or 10.2(a), as the case may be, and there has been a refusal by the other applicable Parties to make payment or otherwise provide satisfaction in respect of such Claim, then dispute resolution pursuant to Section 12.1 is the appropriate means to seek a remedy for such refusal.

10.5 One Recovery

A Party shall not be entitled to double recovery for any Claims even though it may have resulted from the breach of more than one of the representations, warranties, agreements and covenants made by another Party in this Agreement and/or in the Transfer Conditions Letters by a Party to this Agreement.

10.6 Adjustment to Purchase Price

Any payment made by the Vendors to the Purchaser under this Article 10 shall constitute a downward adjustment to the purchase price of the applicable Purchased Interests.

ARTICLE 11

TERMINATION

11.1 Termination

This Agreement may be terminated at any time prior to Closing by Cameco or the Purchaser if the Closing shall not have occurred on or before December 31, 2014, except that the right to terminate this Agreement under this Section 11.1 shall not be available to (i) the Purchaser if its failure to fulfill any of its obligations or its breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by December 31, 2014 or (ii) Cameco, if the failure of any of the Vendors to fulfill any of their obligations or their breach of any of their representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by December 31, 2014. No termination of this Agreement shall relieve any Party for any breach of any provision of this Agreement which occurred prior to termination.

ARTICLE 12

GENERAL

12.1 Arbitration

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party (a “Dispute”), shall be referred to and determined by arbitration in accordance with the Ontario Arbitration Act, 1991 and the procedures set out in Schedule N of this Agreement, which shall be incorporated for such purpose herein. Such Schedule N sets out the sole and exclusive procedure for the resolution of Disputes. The resolution of Disputes pursuant to the terms of Schedule N shall be final and binding upon the parties to this Agreement, and there shall be no appeal therefrom, including, any appeal to a court on a question of law, a question of fact, or a question of mixed fact and law.

12.2 Public Notices

The Parties shall jointly plan and co-ordinate any public notices, press releases, and any other publicity concerning the transactions contemplated by this Agreement and no Party shall act in this regard without the prior approval of the other, such approval not to be unreasonably withheld, except where required to meet timely disclosure obligations of any Party under Laws or stock exchange rules in circumstances where prior consultation with the other Parties is not practicable. In addition to the foregoing, if any Party, upon execution and delivery of this Agreement, or thereafter determines that it is required by applicable Laws to make any public notices, press releases, or publicly file a copy of this Agreement or related disclosure document, then such Party will, to the extent practicable, allow the other Party reasonable time to comment on such public notice, press release or filing in advance of dissemination or filing.

12.3 Expenses

Except as otherwise provided in this Agreement, each of the Parties shall pay their respective legal, accounting, and other professional advisory fees, costs and expenses incurred in connection with the purchase and sale of the Purchased Interests and the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant to this Agreement and any other costs and expenses incurred. In accordance with section 4.4 of the Shareholder Agreement and section 7.11 of the BPLP LPA, all reasonable costs incurred by BPI in connection with its co-operation in relation to this Agreement shall be at the sole expense of the Vendors. In addition to the foregoing, the Vendors shall pay all reasonable out-of-pocket expenses of the Purchaser in connection with the cost in preparing certain legal opinions contemplated by the Transfer Conditions Letters agreed to in writing. For greater certainty, the Vendor shall not be liable for any internal costs of BPI or the Purchaser.

12.4 Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by facsimile or e-mail:

(a)	in the case of a Notice to the Vendors at:

Cameco Corporation
2121 – 11th Street West
Saskatoon, SK S7M 1J3

Attention:	Caroline Gorsalitz, Vice-President, Corporate Development
Fax:	(306) 956-6560
E-mail:	caroline_gorsalitz@cameco.com

(b)	in the case of a Notice to BGIT at:

Royal Bank Plaza
South Tower, Suite 2100
200 Bay Street, P.O. Box 56
Toronto ON M5J 2J2

Attention:	Michael Kelly, General Counsel
Fax:	416-361-6075
E-mail:	mkelly@borealis.ca

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

12.5 Assignment

No Vendor may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of the Purchaser, which consent may be withheld in its sole discretion, and the Purchaser may not assign this Agreement or any rights or obligations under this Agreement without the prior written consent of each of the Vendors, which consent may be withheld in their sole discretion.

12.6 Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

12.7 Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

12.8 No Third Party Beneficiaries

Except as provided in the following sentence, this Agreement is solely for the benefit of :

(a)	the Vendors, and their successors and permitted assigns, with respect to the obligations of the Purchaser under this Agreement, and

(b)	the Purchaser, and its successors and permitted assigns, with respect to the obligations of the Vendors under this Agreement,

and this Agreement will not be deemed to confer upon or give to any other Person any Claim or other right or remedy. The Vendors appoint the Purchaser as the trustee for OMERS and its successors of the covenants of indemnification of the Vendors with respect to OMERS and its successors as specified in this Agreement and the Purchaser accepts such appointment.

12.9 Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing, provided that the costs and expenses of any actions taken after Closing at the request of a Party shall be the responsibility of the requesting Party. In addition, if the deliveries by the Parties or OMERS contemplated by this Agreement do not fully comply with the Shareholder Agreement, the BPLP LPA or the Master Investment Agreement and the applicable TransCanada Parties do not waive such non-compliance, the Parties shall, or the Purchaser shall cause OMERS to, as applicable, comply with such agreements provided nothing in this sentence shall alter in any respect the rights, obligations and liabilities as between the Vendors and the Purchaser and OMERS provided for in this Agreement.

12.10 Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles together constitute one and the same agreement.

12.11 Purchaser Unitholder Liability

The Trustee is signing this Agreement solely in its capacity as the sole trustee of the Purchaser, and not in its personal capacity or any other capacity. The liabilities and obligations of the Purchaser and the Trustee, as trustee of the Purchaser, under this Agreement shall be satisfied only out of the property of the Purchaser and not out of the property of the Trustee or any holder of units issued by the Purchaser. The Trustee shall be bound by this Agreement only to the extent that the Trustee is entitled to be indemnified out of the property and assets of the Purchaser and to the extent that the value of the property of the Purchaser is sufficient to satisfy the right of the Trustee to be so indemnified.

[Remainder of this page left intentionally blank]

IN WITNESS OF WHICH the Parties have executed this Agreement.

CAMECO CORPORATION

By:	“Gary M. S. Chad”
	Name:	Gary M. S. Chad
	Title:	Senior Vice-President, Chief Legal Officer and Corporate Secretary

By:	“Kenneth A. Seitz”
	Name:	Kenneth A. Seitz
	Title:	Senior Vice-President and Chief Commercial Officer

CAMECO BRUCE HOLDINGS INC.

By:	“Gary M. S. Chad”
	Name:	Gary M. S. Chad
	Title:	President

By:	“Sean A. Quinn”
	Name:	Sean A. Quinn
	Title:	Secretary

CAMECO BRUCE HOLDINGS II INC.

By:	“Gary M. S. Chad”
	Name:	Gary M. S. Chad
	Title:	Vice President

By:	“Sean A. Quinn”
	Name:	Sean A. Quinn
	Title:	Secretary/Treasurer

BPC GENERATION INFRASTRUCTURE TRUST, by its sole trustee, BOREALIS INFRASTRUCTURE TRUST MANAGEMENT INC.

By:	“John Knowlton”
	Name:	John Knowlton
	Title:	Director

By:	“Steven Zucchet”
	Name:	Steven Zucchet
	Title:	Senior Vice President

SCHEDULE A

Cameco Pre-Closing Reorganization

CAMECO PRE-CLOSING REORGANIZATION1

Proposed Steps to the Cameco Pre-Closing Reorganization

1.	Special resolution of the shareholder of CBHI authorizing CBHI’s continuance under the OBCA

2.	Officer’s statement for CBHI as to the shareholder of CBHI is aware of the impacts of the continuance; the continuance has been approved by a special resolution of the shareholder; and the continuance will not adversely affect the shareholder or creditors of CBHI

3.	CBCA export continuance filing fees

4.	Articles of Continuance (in duplicate) – OBCA

5.	Certified copy of all articles issued to CBHI by Industry Canada

6.	Letter of Satisfaction issued by Industry Canada

7.	NUANS Report

8.	OBCA import continuance filing fees

9.	Form 1 for CBHI

10.	Certificate and Articles of Continuance – OBCA

11.	Certificate of Discontinuance – CBCA

12.	Certified resolutions of the board of directors of CBHI approving the amalgamation of CBHI and CBHII (in duplicate)

13.	Certified resolutions of the board of directors of CBHII approving the amalgamation of CBHI and CBHII (in duplicate)

14.	Officer’s statement for CBHI as to solvency and no adverse effect on creditors (in duplicate)

15.	Officer’s statement for CBHII as to solvency and no adverse effect on creditors (in duplicate)

16.	Articles of Amalgamation (in duplicate) for the amalgamated corporation (“Amalco”) per s. 177(2) of the OBCA

17.	Amalgamation filing fees

18.	Certificate and Articles of Amalgamation – OBCA

19.	Resolutions of the board of directors of Amalco approving post-amalgamation organization

20.	Resolutions of the shareholder of Amalco approving post-amalgamation organization

21.	Form 1 for Amalco

22.	Notification of the amalgamation sent to Canada Revenue Agency and other applicable tax authorities

[1]	Terms which are capitalized in this Schedule [A] and not otherwise defined shall have the meanings set forth in the purchase and sale agreement between Cameco Corporation, Cameco Bruce Holdings Inc., Cameco Bruce Holdings II Inc. and BGIT Generation Infrastructure Trust dated January —, 2014.

SCHEDULE B

Form of Transfer Conditions Letters

[NTD: To be printed on Cameco letterhead.]

TO:

BRUCE POWER INC. (“BPI”) in its capacity as general partner of Bruce Power L.P. (“BPLP”)

BPC GENERATION INFRASTRUCTURE TRUST (“BGIT”)

TRANSCANADA ENERGY INVESTMENTS LTD. (“TEIL”, and together with BPI and BGIT, the “addressees”)

RE:	Purchase and Sale Agreement among Cameco Corporation (“Cameco”), Cameco Bruce Holdings Inc. (“CBHI”), Cameco Bruce Holdings II Inc. (“CBHII”, and together with Cameco and CBHI, the “Vendors”) and BGIT dated January —, 2014 (the “Purchase and Sale Agreement”);

AND RE:	Fourth Amended and Restated Limited Partnership Agreement in respect of BPLP dated October 31, 2005 between (i) BPI, as general partner of BPLP, and (ii) BGIT, CBHI, CBHII, TEIL, Power Workers’ Union Trust No. 1 (“PWU Trust”) and The Society of Energy Professionals Trust (“Society Trust”), as limited partners of BPLP (collectively, the “Limited Partners”), as amended by a First Amending Agreement dated October 4, 2007 (the “BPLP LPA”);

AND RE:	Evidence of satisfaction of the conditions to a Transfer (as defined in the BPLP LPA) contained in Sections 7.10 and 10.3(c) of the BPLP LPA in respect of the Cameco Pre-Closing Reorganization Transfer (defined below).

DATED:	—, 2014.

WHEREAS for the purposes of this letter and Schedule A attached hereto capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the BPLP LPA;

AND WHEREAS under Section 7.1(a) of the BPLP LPA, no Limited Partner will, among other things, Transfer or permit the Transfer of all or any part of a Total Interest of such Limited Partner without the consent of all the Limited Partners except as permitted, required or contemplated as described in such section;

AND WHEREAS “Transfer” in the context of the BPLP LPA means any “Direct Transfer” or “Indirect Transfer”;

AND WHEREAS pursuant to Section 7.10 of the BPLP LPA, no Transfer of a Total Interest of any Limited Partner may be made or permitted to be made unless each of the conditions enumerated in Section 7.10 have been satisfied or waived by a Special Resolution;

AND WHEREAS pursuant to Section 10.3(c) of the BPLP LPA, the seller and purchaser of a Total Interest shall make the deliveries, payments and releases, as applicable, contemplated by Section 10.3(c) of the BPLP LPA at the Time of Closing;

AND WHEREAS (i) CBHI owns a 15% partnership interest in BPLP; (ii) CBHII owns a 16.596% partnership interest in BPLP; (iii) pursuant to Section 1.5 of the Purchase and Sale Agreement and in accordance with Schedule A to the Purchase and Sale Agreement, Cameco intends to cause CBHI to be continued under the OBCA and such continued corporation to amalgamate with CBHII pursuant to subsection 177(2) of the OBCA (the “Cameco Pre-Closing Reorganization”); and (iv) under the Cameco Pre-Closing Reorganization, CBHI and CBHII’s interests in BPLP may be considered to have been transferred from CBHI and CBHII to the amalgamated corporation by operation of law with effect upon completion of the Cameco Pre-Closing Reorganization (the “Cameco Pre-Closing Reorganization Transfer”);

AND WHEREAS under the BPLP LPA, the Cameco Pre-Closing Reorganization Transfer may constitute a Transfer of all or part of a Total Interest and accordingly may require satisfaction or waiver by Special Resolution of the Limited Partners of the conditions in Section 7.10 of the BPLP LPA;

NOW THEREFORE, in reference to the conditions to Transfer for the Cameco Pre-Closing Reorganization Transfer contained in Sections 7.10 and 10.3(c) of the BPLP LPA, the following Schedules (the content of which is as contemplated by the Framework of Transfer Conditions Letter attached as Schedule C to the Purchase and Sale Agreement) have been attached as evidence to this letter:

1.	Schedule A, being the representations and warranties of the Vendors in satisfaction of Sections 7.10(a), 7.10(c) and 7.10(e) of the BPLP LPA;

2.	Schedule [B], being the officer’s certificate of BPI provided in connection with the representations and warranties of the Vendors set forth in paragraph (b) of Schedule A;

3.	Schedule [C], being the officer’s certificate of BPI in satisfaction of Section 7.10(f) of the BPLP LPA; [NTD: If different than Schedule [B].]

4.	Schedule [D], being the opinion of Osler, Hoskin & Harcourt LLP (“Osler”) in satisfaction of Sections 7.10(b) and 7.10(g) of the BPLP LPA;

5.	Schedule [E], being the opinion of McCarthy Tétrault LLP (“McCarthy”) in satisfaction of Section 7.10(i) of the BPLP LPA; and

6.	Schedule [F], being the opinion of Gowling Lafleur Henderson LLP (“Gowlings”) in satisfaction of Section 7.10(h) of the BPLP LPA.

This letter is being provided to the addressees for purposes of satisfying the conditions set forth in Section 7.10 of the BPLP LPA. All certificates and opinions to be provided hereunder will be addressed to the addressees, and the Vendors understand that the addressees will be relying upon the representations, warranties, certificates and opinions given by the persons giving such representations, warranties, certificates and opinions in the Schedules to this letter, and not on the Vendors as signatories to this letter other than with respect to the representations and warranties pursuant to Schedule A. The Vendors take no responsibility and assume no liability for any (i) officer’s certificate delivered by BPI, any opinion delivered by Osler, McCarthy or Gowlings or (ii) any incorrectness, inaccuracy or breach of the representation and warranty of the Vendors in paragraph (b) of Schedule A to the extent such incorrectness, inaccuracy or breach is based on the officer’s certificate[s] of BPI, provided any such representation or warranty may continue to constitute evidence for BPI as to the satisfaction of conditions in Section 7.10 of the BPLP LPA, or (iii) with respect to BGIT, any inconsistency between the representations and warranties of the Vendors in Schedule A and the representations and warranties of the applicable Vendor in sections 3.3, 3.4, 3.5 or 3.8 of the Purchase and Sale Agreement, to the extent that such inconsistency would result in or permit any Claim (as defined in the Purchase and Sale Agreement) by BGIT that would not otherwise be available to BGIT under the Purchase and Sale Agreement.1

In addition:

1.	no opinion is expressed and no representation or warranty is given by any of the Vendors or Osler with respect to any compliance by OMERS, BGIT or any affiliated entity regarding pension requirements in the Province of Ontario;

2.	all representations and warranties of the Vendors and opinions of Osler, McCarthy and Gowlings are expressly limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein;

3.	any representation or warranty from any of the Vendors to BGIT is subject to sections 10.1(a), 10.1(g), 10.3, 10.4, 10.5 and 10.6 of the Purchase and Sale Agreement as if such representation or warranty were made by the applicable Vendor in Article 3 of the Purchase and Sale Agreement;

4.	any officer’s certificate shall be on behalf of the entity and without personal liability for the officer providing such certificate;

5.	each opinion shall be permitted to contain reasonable assumptions, qualifications and limitations, and be based, where appropriate, on one or more officer’s certificates; and

6.	all representations and warranties of the Vendors in Schedule A shall expire on the sixth anniversary of the Closing Date (as defined in the Purchase and Sale Agreement).

If TEIL agrees that this letter and the Schedules hereto once executed, are satisfactory to TEIL and that TEIL is willing to waive the conditions in Sections 7.10 and 10.3(c) of the BPLP LPA to Transfer for the Cameco Pre-Closing Reorganization Transfer to the extent not otherwise

[1]

The provision of this letter by the Vendors as a Schedule to the Purchase and Sale Agreement is not an admission by any of the Vendors that this letter and the Schedules to this letter are required to satisfy Section 7.10 of the BPLP LPA in any subsequent transfer. [NTD: To be removed in closing delivery.]

satisfied by the foregoing, TEIL is requested to execute the attached Schedule [G], together with CBHI, CBHII and BGIT, being the Special Resolution of the Limited Partners waiving the conditions in Sections 7.10 and 10.3(c) of the BPLP LPA in respect of the Cameco Pre-Closing Reorganization Transfer, and deliver it to the undersigned, BPI and BGIT.

The Vendors hereby confirm with BGIT that the agreement between the Vendors and BGIT remains that this letter and the Schedules hereto together with such other additional documents as may be required that are contemplated by the second sentence of Section 12.9 of the Purchase and Sale Agreement should satisfy the requirements of Sections 7.10 and 10.3(c) of the BPLP LPA. Notwithstanding the foregoing, nothing in this letter will require BGIT or any Vendor to complete the transactions contemplated by the Purchase and Sale Agreement unless the conditions in Sections 7.10 and 10.3(c) of the BPLP LPA have been complied with or waived in accordance with the provisions thereof.

Yours very truly,

CAMECO CORPORATION

By:
Name:
Title:

CAMECO BRUCE HOLDINGS INC.

By:
Name:
Title:

CAMECO BRUCE HOLDINGS II INC.

By:
Name:
Title:

SCHEDULE A

The Vendors jointly and severally represent and warrant to BGIT, TEIL and BPI, in its capacity as general partner of BPLP, and acknowledge that BGIT, TEIL and BPI, in its capacity as general partner of BPLP, are relying upon the following representations and warranties in connection with compliance (or waiver of compliance) with Section 7.10 and 10.3(c) of the BPLP LPA, that as at the date hereof:

(a)	no Event of Default in respect of either CBHI or CBHII exists;

(b)	to the Knowledge of each of the Vendors, the Cameco Pre-Closing Reorganization Transfer will not contravene or breach any Applicable Laws in respect of the business or property of BPLP or of BPI in its capacity as general partner of BPLP; and

(c)	the Cameco Pre-Closing Reorganization Transfer will not contravene or breach any Applicable Laws in respect of CBHI or CBHII, as the case may be.

For certainty, the representation and warranty given by the Vendors in the foregoing paragraph (c) is provided without regard, nor is it applicable, to (i) the business or property of any of BGIT, OMERS, TEIL, BPLP, or BPI in its own capacity or in its capacity as general partner of BPLP; or (ii) BGIT, OMERS, TEIL, BPLP, or BPI or their respective compliance with any Applicable Laws.

For the purposes of this Schedule A, “Knowledge” means the actual knowledge of — [NTD: list name and title of representative of the Vendors]:

(i)	after having made enquiry of each of the following employees of Cameco at the date of the representation: Sean Quinn, Shawn Exner, Caroline Gorsalitz, Larry Korchinski, Matt McCullough and Quentin Hauta;

(ii)	after having made enquiry of the following lawyers of Osler at the date of the representation: Donald Gilchrist and Kim Wharram; and

(iii)	after having reviewed the officer’s certificate[s] of BPI attached as Schedule [B] to this letter.

[NTD: To be printed on Cameco letterhead.]

TO:

BRUCE POWER INC. (“BPI”) in its capacity as general partner of Bruce Power L.P. (“BPLP”)

BPC GENERATION INFRASTRUCTURE TRUST (“BGIT”)

TRANSCANADA ENERGY INVESTMENTS LTD. (“TEIL”, and together with BPI and BGIT, the “addressees”)

RE:	Purchase and Sale Agreement among Cameco Corporation (“Cameco”), Cameco Bruce Holdings Inc. (“CBHI”), Cameco Bruce Holdings II Inc. (“CBHII”, and together with Cameco and CBHI, the “Vendors”) and BGIT dated January —, 2014 (the “Purchase and Sale Agreement”);

AND RE:	Fourth Amended and Restated Limited Partnership Agreement in respect of BPLP dated October 31, 2005 between (i) BPI, as general partner of BPLP, and (ii) BGIT, CBHI, CBHII, TEIL, Power Workers’ Union Trust No. 1 (“PWU Trust”) and The Society of Energy Professionals Trust (“Society Trust”), as limited partners of BPLP (collectively, the “Limited Partners”), as amended by a First Amending Agreement dated October 4, 2007 (the “BPLP LPA”);

AND RE:	Evidence of satisfaction of the conditions to a Transfer (as defined in the BPLP LPA) contained in Sections 7.10 and 10.3(c) of the BPLP LPA in respect of the Cameco Transfer (defined below).

DATED:	—, 2014.

WHEREAS for the purposes of this letter and Schedule A attached hereto capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the BPLP LPA;

AND WHEREAS under Section 7.1(a) of the BPLP LPA, no Limited Partner will, among other things, Transfer or permit the Transfer of all or any part of a Total Interest of such Limited Partner without the consent of all the Limited Partners except as permitted, required or contemplated as described in such section;

AND WHEREAS “Transfer” in the context of the BPLP LPA means any “Direct Transfer” or “Indirect Transfer”, and a “Direct Transfer” means, in respect of a Total Interest or any part thereof, any:

(a)

sale, exchange, transfer, assignment, gift, alienation or other transaction, whether voluntary, involuntary or by operation of law, whereby the legal or beneficial ownership of, or other direct interest in, such Total Interest or part thereof, passes directly from one

Person to another, or to the same Person in a different capacity, whether or not for value, but excludes an Encumbrance of a Total Interest or part thereof permitted under the BPLP LPA and an Indirect Transfer of a Total Interest or part thereof;

AND WHEREAS pursuant to Section 7.10 of the BPLP LPA, no Transfer of a Total Interest of any Limited Partner may be made or permitted to be made unless each of the conditions enumerated in Section 7.10 have been satisfied or waived by a Special Resolution;

AND WHEREAS pursuant to Section 10.3(c) of the BPLP LPA, the seller and purchaser of a Total Interest shall make the deliveries, payments and releases, as applicable, contemplated by Section 10.3(c) of the BPLP LPA at the Time of Closing;

AND WHEREAS (i) CBHI owns a 15% partnership interest in BPLP; (ii) CBHII owns a 16.596% partnership interest in BPLP; (iii) CBHI and CBHII have agreed to sell their partnership interests in BPLP to BGIT and BGIT has agreed to purchase their partnership interests in BPLP; and (iv) subject to the terms of the Purchase and Sale Agreement, it is the intent of CBHI, CBHII and BGIT that CBHI and CBHII’s interests in BPLP will be transferred from CBHI and CBHII to BGIT with effect as of 11:59:59 p.m., Toronto time, on December 31, 2013 (the “Cameco Transfer”);

AND WHEREAS under the BPLP LPA, the Cameco Transfer constitutes a Direct Transfer of all or part of a Total Interest and accordingly requires satisfaction or waiver by Special Resolution of the Limited Partners of the conditions in Section 7.10 of the BPLP LPA;

AND WHEREAS the letter of BGIT (the “BGIT Letter”) containing representations and warranties of BGIT in satisfaction of Section 7.10(c) (together with this letter) of the BPLP LPA has been delivered to the addressees as of the date hereof;

NOW THEREFORE, in reference to the conditions to Transfer for the Cameco Transfer contained in Sections 7.10 and 10.3(c) of the BPLP LPA, the following Schedules (the content of which is as contemplated by the Framework of Transfer Conditions Letter attached as Schedule C to the Purchase and Sale Agreement) have been attached as evidence to this letter:

1.	Schedule A, being the representations and warranties of the Vendors in satisfaction of Sections 7.10(a), 7.10(c) (together with the BGIT Letter) and 7.10(e) of the BPLP LPA;

2.	Schedule [B], being the officer’s certificate of BPI, provided in connection with the representations and warranties of the Vendors set forth in paragraph (b) of Schedule A;

3.	Schedule [C], being the officer’s certificate of BPI in satisfaction of Section 7.10(f) of the BPLP LPA; [NTD: If different than Schedule [B].]

4.	Schedule [D], being the opinion of Osler, Hoskin & Harcourt LLP (“Osler”) in satisfaction of Sections 7.10(b) and 7.10(g) of the BPLP LPA;

5.	Schedule [E], being the opinion of McCarthy Tétrault LLP (“McCarthy”) in satisfaction of Section 7.10(i) of the BPLP LPA; and

6.	Schedule [F], being the opinion of Gowling Lafleur Henderson LLP (“Gowlings”) in satisfaction of Section 7.10(h) of the BPLP LPA.

In addition, this letter references:

1.	the BGIT Letter, dated [the date hereof] and in the form of Schedule [G];

2.	the confidentiality agreement dated [the date hereof] among BPI, BGIT, Cameco, [Amalco], TEIL, TransCanada Energy Management Inc. (“TEMI”), PWU Trust and Society Trust and substantially in the form of Schedule [M] to the Purchase and Sale Agreement, in satisfaction of Section 7.10(d) of the BPLP LPA (the “Confidentiality Agreement”);

3.	the BPLP LPA assignment and assumption agreement dated [the date hereof] between [Amalco] and BGIT and substantially in the form of Schedule [E] to the Purchase and Sale Agreement, in satisfaction of Section 7.10(j) of the BPLP LPA (the “LPA Assumption”); and

4.	the assignment and assumption agreement dated [the date hereof] between Cameco, [Amalco], BGIT and OMERS of the obligations of Cameco, CBHI and CBHII under the Investment Agreement and substantially in the form of Schedule [F] to the Purchase and Sale Agreement, in satisfaction of Section 7.10(k) of the BPLP LPA (the “MIA Assumption”, and together with the Confidentiality Agreement and the LPA Assumption, the “Ancillary Agreements”).

This letter is being provided to the addressees for purposes of satisfying the conditions set forth in Section 7.10 of the BPLP LPA. All certificates and opinions to be provided hereunder will be addressed to the addressees, and the Vendors understand that the addressees will be relying upon the representations, warranties, certificates and opinions given by the persons giving such representations, warranties, certificates and opinions in the Schedules to this letter, and not on the Vendors as signatories to this letter other than with respect to the representations and warranties pursuant to Schedule A. The Vendors take no responsibility and assume no liability for any (i) officer’s certificate delivered by BPI, any opinion delivered by Osler, McCarthy or Gowlings or the BGIT Letter; (ii) any incorrectness, inaccuracy or breach of the representation and warranty of the Vendors in paragraph (b) of Schedule A to the extent such incorrectness, inaccuracy or breach is based on the officer’s certificate[s] of BPI, provided any such representation or warranty may continue to constitute evidence for BPI as to the satisfaction of conditions in Section 7.10 of the BPLP LPA; or (iii) with respect to BGIT, any inconsistency between the representations and warranties of the Vendors in Schedule A and the representations and warranties of the applicable Vendor in sections 3.3, 3.4, 3.5 or 3.8 of the Purchase and Sale Agreement, to the extent that such inconsistency would result in or permit any Claim (as defined in the Purchase and Sale Agreement) by BGIT that would not otherwise be available to BGIT under the Purchase and Sale Agreement.[1]

[1]	The provision of this letter by the Vendors as a Schedule to the Purchase and Sale Agreement is not an admission by any of the Vendors that this letter and the Schedules to this letter are required to satisfy Section 7.10 of the BPLP LPA in any subsequent transfer. [NTD: To be removed in closing delivery.]

In addition:

1.	no opinion is expressed and no representation or warranty is given by any of the Vendors or Osler with respect to any compliance by OMERS, BGIT or any affiliated entity regarding pension requirements in the Province of Ontario;

2.	all representations and warranties of the Vendors and opinions of Osler, McCarthy and Gowlings are expressly limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein;

3.	any representation or warranty from any of the Vendors to BGIT is subject to Sections 10.1(a), 10.1(g), 10.3, 10.4, 10.5 and 10.6 of the Purchase and Sale Agreement as if such representation or warranty were made by the applicable Vendor in Article 3 of the Purchase and Sale Agreement;

4.	any officer’s certificate shall be on behalf of the entity and without personal liability for the officer providing such certificate;

5.	each opinion shall be permitted to contain reasonable assumptions, qualifications and limitations, and be based, where appropriate, on one or more officer’s certificates; and

6.	all representations and warranties of the Vendors in Schedule A shall expire on the sixth anniversary of the Closing Date (as defined in the Purchase and Sale Agreement).

If TEIL agrees that this letter, the Schedules hereto, the Ancillary Agreements and the BGIT Letter once executed, are satisfactory to TEIL and that TEIL is willing to waive the conditions in Sections 7.10 and 10.3(c) of the BPLP LPA to the Transfer for the Cameco Transfer to the extent not otherwise satisfied by the foregoing, TEIL is requested to execute the attached Schedule [H], together with CBHI, CBHII and BGIT, being the Special Resolution of the Limited Partners waiving the conditions in Sections 7.10 and 10.3(c) of the BPLP LPA, and deliver it to the undersigned, BPI and BGIT.

The Vendors hereby confirm with BGIT that the agreement between the Vendors and BGIT remains that this letter, the Schedules hereto, the Ancillary Agreements, and the BGIT Letter together with such other additional documents as may be required that are contemplated by the second sentence of Section 12.9 of the Purchase and Sale Agreement should satisfy the requirements of Sections 7.10 and 10.3(c) of the BPLP LPA. Notwithstanding the foregoing, nothing in this letter will require BGIT or any Vendor to complete the transactions contemplated by the Purchase and Sale Agreement unless the conditions in Sections 7.10 and 10.3(c) of the BPLP LPA have been complied with or waived in accordance with the provisions thereof.

Yours very truly,

CAMECO CORPORATION

By:
Name:
Title:

CAMECO BRUCE HOLDINGS INC

By:
Name:
Title:

CAMECO BRUCE HOLDINGS II INC.

By:
Name:
Title:

SCHEDULE A

The Vendors jointly and severally represent and warrant to BGIT, TEIL and BPI, in its capacity as general partner of BPLP, and acknowledge that BGIT, TEIL and BPI, in its capacity as general partner of BPLP, are relying upon the following representations and warranties in connection with compliance (or waiver of compliance) with Section 7.10 and 10.3(c) of the BPLP LPA, that as at the date hereof:

(a)	no Event of Default in respect of either CBHI or CBHII exists;

(b)	to the Knowledge of each of the Vendors, the sale and disposition of the Partnership Interests by CBHI and CBHII as provided in the Purchase and Sale Agreement will not contravene or breach any Applicable Laws in respect of the business or property of BPLP or of BPI in its capacity as general partner of BPLP; and

(c)	subject to obtaining the Competition Act Approval and FERC Approval (as such terms are defined and such approvals are contemplated by the Purchase and Sale Agreement), the sale and disposition of the Partnership Interests by CBHI and CBHII as provided in the Purchase and Sale Agreement will not contravene or breach any Applicable Laws in respect of CBHI or CBHII, as the case may be.

For certainty, the representation and warranty given by the Vendors in the foregoing paragraph (c) is provided without regard, nor is it applicable, to (i) the business or property of any of BGIT, OMERS, TEIL, BPLP, or BPI in its own capacity or in its capacity as general partner of BPLP; or (ii) BGIT, OMERS, TEIL, BPLP, or BPI or their respective compliance with any Applicable Laws.

For the purposes of this Schedule A, “Knowledge” means the actual knowledge of — [NTD: list name and title of representative of the Vendors]:

(i)	after having made enquiry of each of the following employees of Cameco at the date of the representation: Sean Quinn, Shawn Exner, Caroline Gorsalitz, Larry Korchinski, Matt McCullough and Quentin Hauta;

(ii)	after having made enquiry of the following lawyers of Osler at the date of the representation: Donald Gilchrist and Kim Wharram; and

(iii)	after having reviewed the officer’s certificate[s] of BPI attached as Schedule [B] to this letter.

SCHEDULE G

[NTD: To be printed on BGIT letterhead.]

TO:

BRUCE POWER INC. (“BPI”) in its capacity as general partner of Bruce Power L.P. (“BPLP”)

CAMECO CORPORATION (“Cameco”)

CAMECO BRUCE HOLDINGS INC. (“CBHI”)

CAMECO BRUCE HOLDINGS II INC. (“CBHII”, and together with Cameco and CBHI, the “Vendors”)

TRANSCANADA ENERGY INVESTMENTS LTD. (“TEIL”, and together with the Vendors and BPI, the “addressees”);

RE:	Purchase and Sale Agreement among Cameco, CBHI, CBHII, and BPC Generation Infrastructure Trust (“BGIT”) dated January —, 2014 (the “Purchase and Sale Agreement”);

AND RE:	Fourth Amended and Restated Limited Partnership Agreement in respect of BPLP dated October 31, 2005 between (i) BPI, as general partner of BPLP, and (ii) BGIT, CBHI, CBHII, TEIL, Power Workers’ Union Trust No. 1 (“PWU Trust”) and The Society of Energy Professionals Trust (“Society Trust”), as limited partners of BPLP (collectively, the “Limited Partners”), as amended by a First Amending Agreement dated October 4, 2007 (the “BPLP LPA”);

AND RE:	Evidence of satisfaction of the conditions to a Transfer (as defined in the BPLP LPA) contained in Sections 7.10 and 10.3(c) of the BPLP LPA in respect of the Cameco Transfer (defined below).

DATED:	—, 2014.

WHEREAS for the purposes of this letter and Schedule A attached hereto capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the BPLP LPA;

AND WHEREAS under Section 7.1(a) of the BPLP LPA, no Limited Partner will, among other things, Transfer or permit the Transfer of all or any part of a Total Interest of such Limited Partner without the consent of all the Limited Partners except as permitted, required or contemplated as described in such section;

AND WHEREAS “Transfer” in the context of the BPLP LPA means any “Direct Transfer” or “Indirect Transfer”, and a “Direct Transfer” means, in respect of a Total Interest or any part thereof, any:

(a)	sale, exchange, transfer, assignment, gift, alienation or other transaction, whether voluntary, involuntary or by operation of law, whereby the legal or beneficial ownership of, or other direct interest in, such Total Interest or part thereof, passes directly from one Person to another, or to the same Person in a different capacity, whether or not for value, but excludes an Encumbrance of a Total Interest or part thereof permitted under the BPLP LPA and an Indirect Transfer of a Total Interest or part thereof;

AND WHEREAS pursuant to Section 7.10 of the BPLP LPA, no Transfer of a Total Interest of any Limited Partner may be made or permitted to be made unless each of the conditions enumerated in Section 7.10 have been satisfied or waived by a Special Resolution;

AND WHEREAS pursuant to Section 10.3(c) of the BPLP LPA, the seller and purchaser of a Total Interest shall make the deliveries, payments and releases, as applicable, contemplated by Section 10.3(c) of the BPLP LPA at the Time of Closing;

AND WHEREAS (i) CBHI owns a 15% partnership interest in BPLP; (ii) CBHII owns a 16.596% partnership interest in BPLP; (iii) CBHI and CBHII have agreed to sell their partnership interests in BPLP to BGIT and BGIT has agreed to purchase their partnership interests in BPLP; and (iv) subject to the terms of the Purchase and Sale Agreement, it is the intent of CBHI, CBHII and BGIT that CBHI and CBHII’s interests in BPLP will be transferred from CBHI and CBHII to BGIT with effect as of 11:59:59 p.m., Toronto time, on December 31, 2013 (the “Cameco Transfer”);

AND WHEREAS under the BPLP LPA, the Cameco Transfer constitutes a Direct Transfer of all or part of a Total Interest and accordingly requires satisfaction or waiver by Special Resolution of the Limited Partners of the conditions in Section 7.10 of the BPLP LPA;

AND WHEREAS the Vendors intend to deliver a letter (the “Vendors 7.10 Transfer Condition Letter”) to the addressees and BGIT in reference to the conditions to Transfer for the Cameco Transfer contained in Sections 7.10 and 10.3(c) of the BPLP LPA as of the date hereof and this letter will form a schedule thereto;

NOW THEREFORE, in reference to the conditions to Transfer for the Cameco Transfer contained in Sections 7.10 and 10.3(c) of the BPLP LPA and as contemplated by and as a supplement to the Vendors 7.10 Transfer Condition Letter, the following Schedule (the content of which is as contemplated by the Framework of Transfer Conditions Letter attached as Schedule C to the Purchase and Sale Agreement) has been attached as evidence to this letter:

1.	Schedule A, being the representation and warranty of BGIT that together with the Vendors 7.10 Transfer Condition Letter, is provided in respect of the satisfaction of Section 7.10(c) of the BPLP LPA.

This letter is being provided to the addressees for purposes of satisfying the conditions set forth in Section 7.10 of the BPLP LPA. BGIT takes no responsibility and assumes no liability with respect to the Vendors for any inconsistency between the representations and warranties of BGIT in Schedule A and the representations and warranties of BGIT in sections 4.2 or 4.3 of the Purchase and Sale Agreement, to the extent that such inconsistency would result in or permit any Claim (as defined in the Purchase and Sale Agreement) by the Vendors that would not otherwise be available to the Vendors under the Purchase and Sale Agreement.

In addition:

1.	the representation and warranty of BGIT is expressly limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein; and

2.	the representation and warranty of BGIT to the Vendors is subject to sections 10.2(a), 10.2(b), 10.3, 10.4 and 10.5 of the Purchase and Sale Agreement as if such representation and warranty were made by BGIT in Article 4 of the Purchase and Sale Agreement.

[Signature page follows]

Yours very truly,

BPC GENERATION INFRASTRUCTURE TRUST, by its sole trustee, BOREALIS INFRASTRUCTURE TRUST MANAGEMENT INC.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A

BGIT represents and warrants to the Vendors, TEIL and BPI, in its capacity as general partner of BPLP, and acknowledge that the Vendors, TEIL and BPI, in its capacity as general partner of BPLP, are relying upon the following representation and warranty in connection with compliance (or waiver of compliance) with Section 7.10 and 10.3(c) of the BPLP LPA, that as at the date hereof:

(a)	subject to obtaining the Competition Act Approval and FERC Approval (as such terms are defined and such approvals are contemplated by the Purchase and Sale Agreement), the purchase of the Partnership Interests by BGIT as provided in the Purchase and Sale Agreement will not contravene or breach any Applicable Laws in respect of BGIT.

For certainty, the representation and warranty given by BGIT in the foregoing paragraph (a) is provided without regard, nor is it applicable, to the Vendors, TEIL, BPLP, or BPI or their respective compliance with any Applicable Laws.

[NTD: To be printed on Cameco letterhead.]

TO:	BPC GENERATION INFRASTRUCTURE TRUST (“BGIT”) TRANSCANADA ENERGY MANAGEMENT INC. (“TEMI”, and together with BGIT, the “addressees”)

RE:	Purchase and Sale Agreement among Cameco Corporation (“Cameco”), Cameco Bruce Holdings Inc. (“CBHI”), Cameco Bruce Holdings II Inc. (“CBHII”) and BGIT dated January —, 2014 (the “Purchase and Sale Agreement”);

AND RE:	Third Amended and Restated Shareholder Agreement dated October 31, 2005 between BGIT, Cameco, Bruce Power Inc. (“BPI”) and TEMI, as amended by a First Amending Agreement dated November 14, 2011 and a Second Amending Agreement dated March 31, 2013 (the “Shareholder Agreement”);

AND RE:	Evidence of satisfaction of the conditions to a Transfer (as defined in the Shareholder Agreement) contained in Sections 3.6 and 4.3(b) of the Shareholder Agreement in respect of the Cameco Transfer (defined below).

DATED:	—, 2014.

WHEREAS for the purposes of this letter and Schedule A attached hereto capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Shareholder Agreement;

AND WHEREAS pursuant to Section 3.1 of the Shareholder Agreement, no Shareholder will, among other things, Transfer or permit the Transfer of Shares legally or beneficially owned by such Shareholder except as described in such section;

AND WHEREAS “Transfer” in the context of the Shareholder Agreement means any “Direct Transfer” or “Indirect Transfer”, and a “Direct Transfer” means, in respect of Shares, any:

(a)	sale, exchange, transfer, assignment, gift, alienation or other transaction, whether voluntary, involuntary or by operation of law, whereby the legal or beneficial ownership of, or other direct interest in, any Shares, passes directly from one Person to another, or to the same Person in a different capacity, whether or not for value, but excludes an Encumbrance of any Shares permitted under the Shareholder Agreement and an Indirect Transfer of Shares;

AND WHEREAS pursuant to Section 3.6 of the Shareholder Agreement, no Transfer of Shares may be made or permitted to be made unless each of the conditions enumerated in Section 3.6 have been satisfied or waived by each Significant Shareholder;

AND WHEREAS pursuant to Section 4.3(b) of the Shareholder Agreement, the seller and purchaser shall deliver to each other and each Significant Shareholder all such documents, instruments, assurances and moneys as may be required to satisfy the requirements of Section 3.6 of the Shareholder Agreement at the Time of Closing;

AND WHEREAS (i) Cameco owns 333 1⁄3 common shares in the capital of BPI, including any Non-Voting Common Shares of BPI for which such common shares are exchanged (the “Purchased Shares”); (ii) Cameco has agreed to sell the Purchased Shares to BGIT and BGIT has agreed to purchase the Purchased Shares; and (iii) subject to the terms of the Purchase and Sale Agreement, it is the intent of Cameco and BGIT that Cameco’s interest in BPI will be transferred from Cameco to BGIT with effect as of 11:59:59 p.m., Toronto time, on December 31, 2013 (the “Cameco Transfer”);

AND WHEREAS under the Shareholder Agreement, the Cameco Transfer constitutes a Direct Transfer of Shares and accordingly requires satisfaction or waiver by each Significant Shareholder of the conditions in Section 3.6 of the Shareholder Agreement;

AND WHEREAS the letter of BGIT (the “BGIT Letter”) containing representations and warranties of BGIT in satisfaction of Section 3.6(a) (together with this letter) of the Shareholder Agreement has been delivered to the addressees as of the date hereof;

NOW THEREFORE, in reference to the conditions to Transfer for the Cameco Transfer contained in Sections 3.6 and 4.3(b) of the Shareholder Agreement, the following Schedules (the content of which is as contemplated by the Framework of Transfer Conditions Letter attached as Schedule C to the Purchase and Sale Agreement) have been attached as evidence to this letter:

1.	Schedule A, being the representations and warranties of Cameco in satisfaction of Sections 3.6(a) (together with the BGIT Letter) and 3.6(a) of the Shareholder Agreement and the accompanying officer’s certificates of BPI, as applicable;

2.	Schedule [B] being the officer’s certificate of BPI, provided in connection with the representations and warranties of the Vendors set forth in paragraph (b) of Schedule A;

3.	Schedule [C], being the officer’s certificate of BPI in satisfaction of Section 3.6(c) of the Shareholder Agreement; [NTD: If different than Schedule [B].]

4.	Schedule [D], being the opinion of Osler, Hoskin & Harcourt LLP (“Osler”) in satisfaction of Sections 3.6(a) and 3.6(c) of the Shareholder Agreement;

5.	Schedule [E], being the opinion of McCarthy Tétrault LLP (“McCarthy”) in satisfaction of Section 3.6(b) of the Shareholder Agreement; and

6.	Schedule [F], being the opinion of Gowling Lafleur Henderson LLP (“Gowlings”) in satisfaction of Section 3.6(c) of the Shareholder Agreement.

In addition, this letter references:

1.	the BGIT Letter, dated [the date hereof] and in the form of Schedule [G]; and

2.	the Shareholder Agreement assignment and assumption agreement dated [the date hereof] between Cameco and BGIT and substantially in the form of Schedule [D] to the Purchase and Sale Agreement, in satisfaction of Section 3.6(d) of the Shareholder Agreement (the “SHA Assumption”);

This letter is being provided to the addressees for purposes of satisfying the conditions set forth in Section 3.6 of the Shareholder Agreement. All certificates and opinions to be provided hereunder will be addressed to the addressees, and Cameco understands that the addressees will be relying upon the representations, warranties, certificates and opinions given by the persons giving such representations, warranties, certificates and opinions in the Schedules to this letter, and not on Cameco as the signatory to this letter other than with respect to the representations and warranties pursuant to Schedule A. Cameco takes no responsibility and assumes no liability for any (i) officer’s certificate delivered by BPI, any opinion delivered by Osler, McCarthy or Gowlings or the BGIT Letter; (ii) any incorrectness, inaccuracy or breach of the representation and warranty of Cameco in paragraph (a) of Schedule A to the extent such incorrectness, inaccuracy or breach is based on the officer’s certificate[s] of BPI, provided any such representation or warranty may continue to constitute evidence for the Significant Shareholders as to the satisfaction of conditions in Section 3.6 of the Shareholder Agreement; or (iii) with respect to BGIT, any inconsistency between the representations and warranties of Cameco in Schedule A and the representations and warranties of Cameco in sections 3.3 or 3.8 of the Purchase and Sale Agreement, to the extent that such inconsistency would result in or permit any Claim (as defined in the Purchase and Sale Agreement) by BGIT that would not otherwise be available to BGIT under the Purchase and Sale Agreement.1

In addition:

1.	no opinion is expressed and no representation or warranty is given by Cameco or Osler with respect to any compliance by OMERS, BGIT or any affiliated entity regarding pension requirements in the Province of Ontario;

[1]	The provision of this letter by Cameco as a Schedule to the Purchase and Sale Agreement is not an admission by Cameco that this letter and the Schedules to this letter are required to satisfy Section 3.6 of the Shareholder Agreement in any subsequent transfer. [NTD: To be removed in closing delivery.]

2.	all representations and warranties of Cameco and opinions of Osler, McCarthy and Gowlings are expressly limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein;

3.	any representation or warranty from Cameco to BGIT is subject to sections 10.1(a), 10.1(g), 10.3, 10.4, 10.5 and 10.6 of the Purchase and Sale Agreement as if such representation or warranty was made by Cameco in Article 3 of the Purchase and Sale Agreement;

4.	all representations and warranties of Cameco in Schedule A shall expire on the sixth anniversary of the Closing Date (as defined in the Purchase and Sale Agreement);

5.	each opinion shall be permitted to contain reasonable assumptions, qualifications and limitations, and be based, where appropriate, on one or more officer’s certificate;

6.	any officer’s certificate shall be on behalf of the entity and without personal liability for the officer providing such certificate.

If TEMI agrees that this letter, the Schedules hereto, the SHA Assumption and the BGIT Letter once executed, are satisfactory to TEMI and that TEMI is willing to waive the conditions in Sections 3.6 and 4.3(b) of the Shareholder Agreement to the Transfer for the Cameco Transfer to the extent not otherwise satisfied by the foregoing, TEMI is requested to execute the attached Schedule [H], together with Cameco and BGIT, being a waiver of the Significant Shareholders waiving the conditions in Sections 3.6 and 4.3(b) of the Shareholder Agreement, and deliver it to the undersigned and BGIT.

Cameco hereby confirms with BGIT that the agreement between Cameco and BGIT remains that this letter, the Schedules hereto, the Ancillary Agreements, and the BGIT Letter together with such other additional documents as may be required that are contemplated by the second sentence of Section 12.9 of the Purchase and Sale Agreement should satisfy the requirements of Sections 3.6 and 4.3(b) of the Shareholder Agreement. Notwithstanding the foregoing, nothing in this letter will require BGIT or Cameco to complete the transactions contemplated by the Purchase and Sale Agreement unless the conditions in Sections 3.6 and 4.3(b) of the Shareholder Agreement have been complied with or waived in accordance with the provisions thereof.

Yours very truly,

CAMECO CORPORATION

By:
Name:
Title:

SCHEDULE A

Cameco represents and warrants to BGIT and TEMI and acknowledges that BGIT and TEMI are relying upon the following representations and warranties in connection with compliance (or waiver of compliance) with Sections 3.6 and 4.3(b) of the Shareholder Agreement, that as at the date hereof:

(a)	to the Knowledge of Cameco, the sale and disposition of the Purchased Shares by Cameco as provided in the Purchase and Sale Agreement will not contravene or breach any Applicable Laws in respect of the business or property of BPLP or of BPI in its capacity as general partner of BPLP; and

(b)	subject to obtaining the Competition Act Approval and FERC Approval (as such terms are defined and such approvals are contemplated by the Purchase and Sale Agreement), the sale and disposition of the Purchased Shares by Cameco as provided in the Purchase and Sale Agreement will not contravene or breach any Applicable Laws in respect of Cameco.

For certainty, the representation and warranty given by Cameco in the foregoing paragraph (b) is provided without regard, nor is it applicable, to (i) the business or property of any of BGIT, OMERS, TEMI, BPLP, or BPI in its own capacity or in its capacity as general partner of BPLP; or (ii) BGIT, OMERS, TEMI, BPLP, or BPI or their respective compliance with any Applicable Laws.

For the purposes of this Schedule A, “Knowledge” means the actual knowledge of — [NTD: list name and title of representative of Cameco]:

(i)	after having made enquiry of each of the following employees of Cameco at the date of the representation: Sean Quinn, Shawn Exner, Caroline Gorsalitz, Larry Korchinski, Matt McCullough and Quentin Hauta;

(ii)	after having made enquiry of the following lawyers of Osler at the date of the representation: Donald Gilchrist and Kim Wharram; and

(iii)	after having reviewed the officer’s certificate[s] of BPI attached as Schedule [B] to this letter.

SCHEDULE G

[NTD: To be printed on BGIT letterhead.]

TO:	CAMECO CORPORATION (“Cameco”) TRANSCANADA ENERGY MANAGEMENT INC. (“TEMI”, and together with Cameco, the “addressees”);

RE:	Purchase and Sale Agreement among Cameco, Cameco Bruce Holdings Inc., Cameco Bruce Holdings II Inc., and BPC Generation Infrastructure Trust (“BGIT”) dated January —, 2014 (the “Purchase and Sale Agreement”);

AND RE:	Third Amended and Restated Shareholder Agreement dated October 31, 2005 between BGIT, Cameco, Bruce Power Inc. (“BPI”) and TEMI, as amended by a First Amending Agreement dated November 14, 2011 and a Second Amending Agreement dated March 31, 2013 (the “Shareholder Agreement”);

AND RE:	Evidence of satisfaction of the conditions to a Transfer (as defined in the Shareholder Agreement) contained in Sections 3.6 and 4.3(b) of the Shareholder Agreement in respect of the Cameco Transfer (defined below).

DATED:	—, 2014.

WHEREAS for the purposes of this letter and Schedule A attached hereto capitalized terms used but not otherwise defined herein shall have the meaning given to such terms in the Shareholder Agreement;

AND WHEREAS pursuant to Section 3.1 of the Shareholder Agreement, no Shareholder will, among other things, Transfer or permit the Transfer of Shares legally or beneficially owned by such Shareholder except as described in such section;

AND WHEREAS “Transfer” in the context of the Shareholder Agreement means any “Direct Transfer” or “Indirect Transfer”, and a “Direct Transfer” means, in respect of Shares, any:

(a)	sale, exchange, transfer, assignment, gift, alienation or other transaction, whether voluntary, involuntary or by operation of law, whereby the legal or beneficial ownership of, or other direct interest in, any Shares, passes directly from one Person to another, or to the same Person in a different capacity, whether or not for value, but excludes an Encumbrance of any Shares permitted under the Shareholder Agreement and an Indirect Transfer of Shares;

AND WHEREAS pursuant to Section 3.6 of the Shareholder Agreement, no Transfer of Shares may be made or permitted to be made unless each of the conditions enumerated in Section 3.6 have been satisfied or waived by each Significant Shareholder;

AND WHEREAS pursuant to Section 4.3(b) of the Shareholder Agreement, the seller and purchaser shall deliver to each other and each Significant Shareholder all such documents, instruments, assurances and moneys as may be required to satisfy the requirements of Section 3.6 of the Shareholder Agreement at the Time of Closing;

AND WHEREAS (i) Cameco owns 333 1⁄3 common shares in the capital of BPI, including any Non-Voting Common Shares of BPI for which such common shares are exchanged (the “Purchased Shares”); (ii) Cameco has agreed to sell the Purchased Shares to BGIT and BGIT has agreed to purchase the Purchased Shares; and (iii) subject to the terms of the Purchase and Sale Agreement, it is the intent of Cameco and BGIT that Cameco’s interest in BPI will be transferred from Cameco to BGIT with effect as of 11:59:59 p.m., Toronto time, on December 31, 2013 (the “Cameco Transfer”);

AND WHEREAS under the Shareholder Agreement, the Cameco Transfer constitutes a Direct Transfer of Shares and accordingly requires satisfaction or waiver by each Significant Shareholder of the conditions in Section 3.6 of the Shareholder Agreement;

AND WHEREAS Cameco intends to deliver a letter (the “Vendors 3.6 Transfer Condition Letter”) to the addressees and BGIT in reference to the conditions to Transfer for the Cameco Transfer contained in Sections 3.6 and 4.3(b) of the Shareholder Agreement as of the date hereof and this letter will form a schedule thereto;

NOW THEREFORE, in reference to the conditions to Transfer for the Cameco Transfer contained in Sections 3.6 and 4.3(b) of the Shareholder Agreement and as contemplated by and as a supplement to the Vendors 3.6 Transfer Condition Letter, the following Schedule (the content of which is as contemplated by the Framework of Transfer Conditions Letter attached as Schedule C to the Purchase and Sale Agreement) has been attached as evidence to this letter:

1.	Schedule A, being the representation and warranty of BGIT that together with the Vendors 3.6 Transfer Condition Letter, is provided in respect of the satisfaction of Section 3.6(a) of the Shareholder Agreement.

This letter is being provided to the addressees for purposes of satisfying the conditions set forth in Section 3.6 of the Shareholder Agreement. BGIT takes no responsibility and assumes no liability with respect to Cameco for any inconsistency between the representations and warranties of BGIT in Schedule A and the representations and warranties of BGIT in sections 4.2 or 4.3 of the Purchase and Sale Agreement, to the extent that such inconsistency would result in or permit any Claim (as defined in the Purchase and Sale Agreement) by Cameco that would not otherwise be available to Cameco under the Purchase and Sale Agreement.

In addition:

1.	the representation and warranty of BGIT is expressly limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein; and

2.	the representation and warranty of BGIT to Cameco is subject to sections 10.2(a), 10.2(b), 10.3, 10.4 and 10.5 of the Purchase and Sale Agreement as if such representation and warranty were made by BGIT in Article 4 of the Purchase and Sale Agreement.

[Signature page follows]

Yours very truly,

BPC GENERATION INFRASTRUCTURE TRUST, by its sole trustee, BOREALIS INFRASTRUCTURE TRUST MANAGEMENT INC.

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A

BGIT represents and warrants to Cameco and TEMI and acknowledges that Cameco and TEMI are relying upon the following representation and warranty in connection with compliance (or waiver of compliance) with Sections 3.6 and 4.3(b) of the Shareholder Agreement, that as at the date hereof:

(a)	subject to obtaining the Competition Act Approval and FERC Approval (as such terms are defined and such approvals are contemplated by the Purchase and Sale Agreement), the purchase of the Purchased Shares by BGIT as provided in the Purchase and Sale Agreement will not contravene or breach any Applicable Laws in respect of BGIT.

For certainty, the representation and warranty given by BGIT in the foregoing paragraph (a) is provided without regard, nor is it applicable, to Cameco or TEMI or their respective compliance with any Applicable Laws.

SCHEDULE C

Form of Framework of Transfer Conditions Letters

SCHEDULE C

FRAMEWORK OF TRANSFER CONDITIONS LETTERS

This framework (the “Framework”) supplements and is an integral part of the Transfer Conditions Letters in their forms that exist as of the date of the Agreement. This Framework has an Exhibit that pertains to each Transfer Conditions Letter, and in connection therewith lists the relevant section numbers of the BPLP LPA or the Shareholder Agreement, as applicable to such Transfer Condition Letter. Beside each such section number is a description of the item that the applicable Transfer Condition letter contemplates the Vendors will deliver or cause to be delivered to the addressees of the applicable Transfer Conditions Letter at or prior to Closing pursuant to the Agreement. This Framework is subject to the assumptions and qualifications in the Transfer Conditions Letters and schedules thereof, as applicable.

Terms which are capitalized in this Schedule C and not otherwise defined shall have the meanings set forth in the Agreement or the applicable Transfer Conditions Letter, as the context may require.

EXHIBIT A

BPLP LPA Cameco Pre-Closing Reorganization Transfer Conditions Letter

Together with the BPLP LPA Cameco Pre-Closing Reorganization Transfer Conditions Letter, the Vendors will deliver or cause to be delivered to TEIL, BGIT and BPI, in its capacity as general partner of BPLP, in reference to certain conditions to transfer set out in section 7.10 and 10.3(c) of the BPLP LPA as they may apply to the transfer (“Transfer”) of the Purchased Partnership Interests pursuant to the Agreement:

Section Reference of BPLP LPA	Agreed upon Evidence of Satisfaction

Section 7.10(a) – “no Event of Default in respect of such Limited Partner exists (except in the case of a Transfer by a Limited Partner in Default pursuant to Article 8);”	• Representation and warranty from each of the Vendors as set forth in Schedule A of the BPLP LPA Cameco Pre-Closing Reorganization Transfer Conditions Letter

Section 7.10(b) – “such Limited Partner provides evidence satisfactory to the General Partner, acting reasonably, that the other provisions of this Article 7 have been complied with or are not applicable and that such Transfer or Encumbrance would not result in a contravention of this Agreement;”	• Opinion of Osler • The Transfer would not result in a contravention of the BPLP LPA

Section 7.10(c) – “such Limited Partner provides evidence satisfactory to the General Partner, acting reasonably, that all requirements of Applicable Law in respect of such Transfer have been satisfied;”	• Representation and warranty from each of the Vendors as set forth in Schedule A of the BPLP LPA Cameco Pre-Closing Reorganization Transfer Conditions Letter

Section 7.10(d) – “such Limited Partner provides evidence satisfactory to the General Partner that such Transfer or Encumbrance will not circumvent or otherwise materially adversely affect the enforcement of the confidentiality provisions contained herein;”	• N/A

Section 7.10(e) – “such Limited Partner: (i) provides evidence satisfactory to the General Partner, acting reasonably, that such Transfer will not adversely affect any licences, permits or approvals of the Limited Partnership from any Governmental Authority; or (ii) takes steps satisfactory to the General Partner, acting reasonably, to preclude such adverse effects;”	• Representation and warranty from each of the Vendors as set forth in Schedule A of the BPLP LPA Cameco Pre-Closing Reorganization Transfer Conditions Letter

Section Reference of BPLP LPA	Agreed upon Evidence of Satisfaction

Section 7.10(f) – “such Limited Partner provides evidence satisfactory to the General Partner, acting reasonably, that the Transferee in respect of such Transfer has complied with the requirements of any Governmental Authority relating to such Transfer, including satisfying any concerns of such Governmental Authority as to the financial condition or other characteristics of such Transferee;”

•     Officer’s Certificate of BPI

•     No requirement of Applicable Law in respect of the business or property of BPLP or of BPI in its capacity as general partner, requiring [Amalco] to comply with the requirements of Governmental Authority in respect of the Transfer

Section 7.10(g) – “prior to such Transfer, such Limited Partner provides evidence satisfactory to the General Partner, acting reasonably, that such Transfer by it will not have an adverse tax impact on the Limited Partnership or any of the other Partners;”	• Opinion of Osler • The Transfer will not have an adverse tax impact under the Tax Act on BPLP

Section 7.10(h) – “prior to such Transfer, such Limited Partner provides evidence satisfactory to the General Partner, acting reasonably, that all consents to such Transfer required from any mortgagee or other creditor of the Limited Partnership ..., shall have been obtained in writing and delivered to the Limited Partnership, provided that notice of such consent requirement is provided by the General Partner to such Limited Partner;”	• Opinion of Gowlings • No consent from the Bank of Nova Scotia is required to Transfer the Purchased Partnership Interests

Section 7.10(i) – “prior to such Transfer, such Limited Partner provides evidence satisfactory to the General Partner, acting reasonably, that such Transfer by it would not with the passage of time or the giving of notice, or both, result in: (A) a “default” or an “Event of Default” under the terms of the OPG Lease by the Limited Partnership or by any of BGIT, Cameco, TEIL, the General Partner, such Limited Partner or any of its Related Entities; (B) a breach or

•     Opinion of McCarthy

•     The Transfer would not with the passage of time or the giving of notice, or both, result in: (i) a “default” or an “Event of Default” under the terms of the OPG Lease by BPLP or by any of BGIT, TEIL, BPI, or any of the Vendors; (ii) a breach or default of the terms of the Implementation Agreement by BPLP; or (iii) a breach or default of the terms of the OPG Consent by BPLP

Section Reference of BPLP LPA	Agreed upon Evidence of Satisfaction

default of the terms of the Implementation Agreement by the Limited Partnership; (C) [N/A]; or (D) a breach or default of the terms of the OPG Consent by the Limited Partnership or BALP;”

Section 7.10(j) – “the Purchaser in connection with a Direct Transfer shall have agreed in writing (which agreement shall be in form satisfactory to the General Partner, acting reasonably), with a duplicate original delivered to the General Partner, to become a party to this Agreement and to have assumed and agreed to be bound by all of the obligations of such Limited Partner in respect of obligations relating to the Total Interest or part thereof Transferred; and”	• N/A

Section 7.10(k) – “the Purchaser or its Principal Entity (as defined in the Investment Agreement) shall take an assignment of the Limited Partner’s or its Principal Entity’s, as the case may be, obligations under the Investment Agreement, on the terms set out therein, including the provisions relating to assignments thereunder and shall provide such financial assurances as may be required under the Investment Agreement in order to ensure that the Purchaser’s or its Principal Entity’s obligations are substantially the same under such financial assurances as are the obligations of the other parties under all financial assurances previously provided by such parties and still outstanding.”	• N/A

Section 10.3 (a)	• N/A

Section 10.3 (c)	• N/A

Section 10.3 (d)	• Closing deliverables per the Agreement

EXHIBIT B

BPLP LPA Purchased Partnership Interests Transfer Conditions Letter

Together with the BPLP LPA Purchased Partnership Interests Transfer Conditions Letter, the Vendors will deliver or cause to be delivered to TEIL, BGIT and BPI, in its capacity as general partner of BPLP, in reference to certain conditions to transfer set out in section 7.10 and 10.3(c) of the BPLP LPA as they apply to the transfer (“Transfer”) of the Purchased Partnership Interests pursuant to the Agreement:

Section Reference of BPLP LPA	Agreed upon Evidence of Satisfaction

Section 7.10(a) – “no Event of Default in respect of such Limited Partner exists (except in the case of a Transfer by a Limited Partner in Default pursuant to Article 8);”	• Representation and warranty from each of the Vendors as set forth in Schedule A of the BPLP LPA Purchased Partnership Interests Transfer Conditions Letter

Section 7.10(b) – “such Limited Partner provides evidence satisfactory to the General Partner, acting reasonably, that the other provisions of this Article 7 have been complied with or are not applicable and that such Transfer or Encumbrance would not result in a contravention of this Agreement;”

•     Opinion of Osler

•     The Transfer of the Purchased Partnership Interests would not result in a contravention of the BPLP LPA

•     Osler may rely upon any provisions in section 7.10 that are waived by a special resolution in providing its opinion

Section 7.10(c) – “such Limited Partner provides evidence satisfactory to the General Partner, acting reasonably, that all requirements of Applicable Law in respect of such Transfer have been satisfied;”

•     Representation and warranty from each of the Vendors as set forth in Schedule A of the BPLP LPA Purchased Partnership Interests Transfer Conditions Letter

•     Representation and warranty from BGIT as set forth in the BGIT Letter

Section 7.10(d) – “such Limited Partner provides evidence satisfactory to the General Partner that such Transfer or Encumbrance will not circumvent or otherwise materially adversely affect the enforcement of the confidentiality provisions contained herein;”	• The Confidentiality Agreement

Section 7.10(e) – “such Limited Partner: (i) provides evidence satisfactory to the General Partner, acting reasonably, that	• Representation and warranty from each of the Vendors as set forth in Schedule A of the BPLP LPA Purchased Partnership Interests Transfer Conditions Letter

Section Reference of BPLP LPA	Agreed upon Evidence of Satisfaction

such Transfer will not adversely affect any licences, permits or approvals of the Limited Partnership from any Governmental Authority; or (ii) takes steps satisfactory to the General Partner, acting reasonably, to preclude such adverse effects;”

Section 7.10(f) – “such Limited Partner provides evidence satisfactory to the General Partner, acting reasonably, that the Transferee in respect of such Transfer has complied with the requirements of any Governmental Authority relating to such Transfer, including satisfying any concerns of such Governmental Authority as to the financial condition or other characteristics of such Transferee;”

•     Officer’s Certificate of BPI

•     No requirement of Applicable Law in respect of the business or property of BPLP or of BPI in its capacity as general partner, requiring BGIT to comply with the requirements of any Governmental Authority in respect of the Transfer

Section 7.10(g) – “prior to such Transfer, such Limited Partner provides evidence satisfactory to the General Partner, acting reasonably, that such Transfer by it will not have an adverse tax impact on the Limited Partnership or any of the other Partners;”	• Opinion of Osler • The Transfer of the Purchased Partnership Interests will not have an adverse tax impact under the Tax Act on BPLP

Section 7.10(h) – “prior to such Transfer, such Limited Partner provides evidence satisfactory to the General Partner, acting reasonably, that all consents to such Transfer required from any mortgagee or other creditor of the Limited Partnership , shall have been obtained in writing and delivered to the Limited Partnership ..., provided that notice of such consent requirement is provided by the General Partner to such Limited Partner;”	• Opinion of Gowlings • No consent from the Bank of Nova Scotia is required to Transfer the Purchased Partnership Interests

Section 7.10(i) – “prior to such Transfer, such Limited Partner provides evidence satisfactory to the General Partner, acting reasonably, that such Transfer by it would not with the passage of time or the giving of notice, or both, result in: (A) a “default” or an “Event of Default” under the terms of the OPG Lease by the Limited Partnership or

•     Opinion of McCarthy

•     The Transfer of the Purchased Partnership Interests would not with the passage of time or the giving of notice, or both, result in: (i) a “default” or an “Event of Default” under the terms of the OPG Lease by BPLP or by any of BGIT, TEIL, BPI, or any of the Vendors; (ii) a breach or default of the terms of the Implementation Agreement by BPLP; or (iii) a breach or default of the terms of the OPG Consent by BPLP

Section Reference of BPLP LPA	Agreed upon Evidence of Satisfaction

by any of BGIT, Cameco, TEIL, the General Partner, such Limited Partner or any of its Related Entities; (B) a breach or default of the terms of the Implementation Agreement by the Limited Partnership; (C) [N/A]; or (D) a breach or default of the terms of the OPG Consent by the Limited Partnership or BALP;”

Section 7.10(j) – “the Purchaser in connection with a Direct Transfer shall have agreed in writing (which agreement shall be in form satisfactory to the General Partner, acting reasonably), with a duplicate original delivered to the General Partner, to become a party to this Agreement and to have assumed and agreed to be bound by all of the obligations of such Limited Partner in respect of obligations relating to the Total Interest or part thereof Transferred; and”	• The LPA Assumption* • Acknowledgment of BPI, acting reasonably, that LPA assumption is in satisfactory form

Section 7.10(k) – “the Purchaser or its Principal Entity (as defined in the Investment Agreement) shall take an assignment of the Limited Partner’s or its Principal Entity’s, as the case may be, obligations under the Investment Agreement, on the terms set out therein, including the provisions relating to assignments thereunder and shall provide such financial assurances as may be required under the Investment Agreement in order to ensure that the Purchaser’s or its Principal Entity’s obligations are substantially the same under such financial assurances as are the obligations of the other parties under all financial assurances previously provided by such parties and still outstanding.”	• The MIA Assumption Agreement* • Consent of TransCanada and TEIL, acting reasonably, to assignment

Section 10.3 (a)	• The LPA Assumption • Acknowledgment of BPI, acting reasonably, that LPA assumption is in satisfactory form*

Section Reference of BPLP LPA	Agreed upon Evidence of Satisfaction

Section 10.3 (c)	• Closing deliverables per the Agreement

Section 10.3 (d)	• Closing deliverables per the Agreement

*	If a Special Resolution is not delivered as contemplated by the BPLP LPA Cameco Pre-Closing Reorganization Transfer Conditions Letter, the assumptions will include any assumptions provided pursuant to the second sentence of Section 12.9 of the Agreement.

EXHIBIT C

Shareholder Agreement Purchased Shares Transfer Conditions Letter

Together with the Shareholder Agreement Purchased Shares Transfer Conditions Letter Cameco will deliver or cause to be delivered to TEMI and BGIT in reference to certain conditions to transfer set out in section 3.6 the Shareholder Agreement as they apply to the transfer (“Transfer”) of the Purchased Shares pursuant to the Purchase and Sale Agreement.

Section Reference of Shareholder Agreement	Agreed upon Evidence of Satisfaction

Section 3.6(a) – “prior to such Transfer or Encumbrance, the Transferring Shareholder provides evidence satisfactory to each Significant Shareholder, acting reasonably, that: (i) the other provisions of this Article 3 have been complied with or are not applicable, and that such Transfer would not result in a contravention of this Agreement, the OPG Lease, OPG Consent [or the STAR Agreement]; and (ii) all requirements of Applicable Law in respect of such Transfer have been satisfied;”

•     Opinion of Osler

•     The Transfer would not result in a contravention of the Shareholder Agreement.

•     Representation and warranty from Cameco as set forth in Schedule A to the Shareholder Agreement Purchased Shares Transfer Conditions Letter

Section 3.6(a) – (as in previous row)	• Representation and warranty from BGIT as set forth in the BGIT Letter

Section 3.6(b) – “prior to such Transfer or Encumbrance, the Transferring Shareholder: (i) provides evidence satisfactory to each Significant Shareholder, acting reasonably, that such Transfer or Encumbrance will not adversely affect any licences, permits or approvals of BPLP or BALP from any Governmental Authority, the OPG Lease, OPG Consent [or the STAR Agreement]; or (ii) takes steps satisfactory to each Significant Shareholder, acting reasonably, to preclude such adverse effects;”

•     Representation and warranty from Cameco as set forth in Schedule A to the Shareholder Agreement Purchased Shares Transfer Conditions Letter

•     Opinion of McCarthy

•     The Transfer would not with the passage of time or the giving of notice, or both, result in: (i) a “default” or an “Event of Default” under the terms of the OPG Lease by BPLP or by any of BGIT, TEIL, BPI, or any of the Vendors; (ii) a breach or default of the terms of the Implementation Agreement by BPLP; or (iii) a breach or default of the terms of the OPG Consent by BPLP

Section 3.6(c) – “prior to such Transfer, the Transferring Shareholder provides evidence satisfactory to each Significant Shareholder, acting reasonably, that: (i) the Transferee in respect of such Transfer has complied with the requirements of each Governmental	• Officer’s Certificate of BPI • No requirement of BGIT to comply with any Governmental Authority requirements of Applicable Law in respect of BPI and BPLP

Section Reference of Shareholder Agreement	Agreed upon Evidence of Satisfaction

Authority relating to such Transfer, including satisfying any concerns of such Governmental Authority as to the financial condition or other characteristics of such Transferee; (ii) such Transfer will not have an adverse tax impact on the Corporation, BPLP, or any of the BPLP Limited Partners, or the Shareholders other than the Transferring Shareholder; and (iii) all consents to such Transfer required from any mortgagee (other than a BPLP Limited Partner, BALP Limited Partner or a Related Entity), or other creditor of BPLP, BALP or the Corporation, from OPG and/or its affiliates under the OPG Lease or OPG Consent and from the OPA under the STAR Agreement shall have been obtained in writing and delivered to the Corporation;”

•     Opinion of Osler

•     The Transfer will not have an adverse tax impact on BPLP for purposes of the Tax Act

•     Opinion of Gowlings

•     No consent from the Bank of Nova Scotia is required to Transfer the Purchased Shares

Section 3.6(d) – “the Transferee in connection with a Direct Transfer shall have agreed in writing (which agreement shall be in form satisfactory to each Significant Shareholder, acting reasonably), with a duplicate original delivered to the Corporation, to assume and be bound by all of the obligations of the Transferring Shareholder in respect of the Shares Transferred arising from and after the effective date of such Transfer (including obligations under this Agreement)	• The SHA Assumption • Acknowledgment by TEMI, acting reasonably, that form is acceptable

Section 4.3(b) – The Seller and the Purchaser shall deliver or cause to be delivered to each other, and to each Significant Shareholder (as the case may be) all such documents, instruments, assurances and moneys as may be required to satisfy the requirements of Section 3.6, in each case with copies to the Corporation	• Closing deliverables per the Agreement

SCHEDULE D

Form of Assignment and Assumption of the Shareholder Agreement

ASSIGNMENT AND ASSUMPTION AGREEMENT

This agreement made as of [—], 2014 between Cameco Corporation, a corporation incorporated under the laws of Canada (“Cameco”), and BPC Generation Infrastructure Trust, a trust constituted under the laws of Ontario (the “Purchaser”), by its sole trustee, Borealis Infrastructure Trust Management Inc. (the “Trustee”).

WHEREAS pursuant to section 2.11(b) of the purchase and sale agreement between Cameco, Cameco Bruce Holdings Inc., Cameco Bruce Holdings II Inc. and the Purchaser dated January [—], 2014 (the “PSA”), Cameco has agreed to assign and the Purchaser has agreed to assume certain obligations and liabilities of Cameco in respect of the Purchased Shares (as defined in the PSA) and the Shareholder Agreement (as defined in the PSA);

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties agree as follows:

1. Interpretation

Terms which are capitalized in this agreement and not otherwise defined in this agreement shall have the meaning set forth in the PSA.

2. Assignment and Assumption

With effect from and after the Effective Time, subject to Section 3 below:

(a)	Cameco hereby assigns, transfers and conveys to the Purchaser all right, title and interest in and to the Purchased Shares and the Shareholder Agreement; and

(b)	the Purchaser hereby assumes and is bound by all of the obligations of Cameco under the Shareholder Agreement arising from and relating to periods after the Effective Time.

3. Excluded Liabilities

Cameco shall retain its obligations and liability in respect of the Purchased Shares and the Shareholder Agreement as provided in section 9.11(b) of the PSA.

4. Paramountcy

This agreement is being delivered solely as a conveyancing document pursuant to the PSA and does not create any rights, remedies or recourse against Cameco incremental to those provided for in the PSA. In the event of any inconsistency between this agreement and the PSA, the PSA governs. For greater certainty, any dispute between Cameco and the Purchaser under this agreement shall be governed by the dispute provisions in section 12.1 of the PSA.

5. Further Assurances

Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as either party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this agreement.

6. Benefit of the Agreement

This agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

7. Governing Law

This agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

8. Counterparts

This agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

9. Purchaser Unitholder Liability

The Trustee is signing this agreement solely in its capacity as the sole trustee of the Purchaser, and not in its personal capacity or any other capacity. The liabilities and obligations of the Purchaser and the Trustee, as trustee of the Purchaser, under this agreement shall be satisfied only out of the property of the Purchaser and not out of the property of the Trustee or any holder of units issued by the Purchaser. The Trustee shall be bound by this agreement only to the extent that the Trustee is entitled to be indemnified out of the property and assets of the Purchaser and to the extent that the value of the property of the Purchaser is sufficient to satisfy the right of the Trustee to be so indemnified.

[Remainder of page left intentionally blank]

IN WITNESS OF WHICH the parties have executed this agreement.

CAMECO CORPORATION

By:
Name:
Title:

By:
Name:
Title:

BPC GENERATION INFRASTRUCTURE TRUST, by its sole trustee, BOREALIS INFRASTRUCTURE TRUST MANAGEMENT INC.

By:
Name:
Title:

By:
Name:
Title:

Signature Page for the Assignment and Assumption Agreement (Shareholder Agreement)

SCHEDULE E

Form of Assignment and Assumption of the BPLP LPA

ASSIGNMENT AND ASSUMPTION AGREEMENT

This agreement made as of [—], 2014 between [Amalco], a corporation amalgamated under the laws of Ontario (hereinafter called the “Vendor”, an entity amalgamated from the parties referred to in the PSA (as defined herein) as “CBHI” and “CBHII”), and BPC Generation Infrastructure Trust, a trust constituted under the laws of Ontario (the “Purchaser”), by its sole trustee, Borealis Infrastructure Trust Management Inc. (the “Trustee”).

WHEREAS pursuant to section 2.11(c) of the purchase and sale agreement between Cameco, CBHI, CBHII and the Purchaser dated January [—], 2014 (the “PSA”), the Vendor has agreed to assign and the Purchaser has agreed to assume certain obligations and liabilities of the Vendor in respect of the Purchased Partnership Interests (as defined in the PSA) and the BPLP LPA (as defined in the PSA);

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties agree as follows:

1. Interpretation

Terms which are capitalized in this agreement and not otherwise defined in this agreement shall have the meaning set forth in the PSA. For greater certainty, references to the Vendor in Section 3 hereof include each of CBHI and CBHII as individual corporations prior to their amalgamation to form the Vendor.

2. Assignment and Assumption

With effect from and after the Effective Time, subject to Section 3 below:

(a)	the Vendor hereby assigns, transfers and conveys to the Purchaser all right, title and interest in and to the Purchased Partnership Interests and the BPLP LPA; and

(b)	the Purchaser hereby assumes and is bound by all of the obligations of the Vendor under the BPLP LPA arising from and relating to periods after the Effective Time and shall become a substituted limited partner of the Vendor for purposes of the Limited Partnerships Act (Ontario).

3. Excluded Liabilities

The Vendor shall retain its obligations and liability in respect of the Purchased Partnership Interests and the BPLP LPA as provided in section 9.11(b) of the PSA.

4. Paramountcy

This agreement is being delivered solely as a conveyancing document pursuant to the PSA and does not create any rights, remedies or recourse against the Vendor incremental to those provided for in the PSA. In the event of any inconsistency between this agreement and the PSA, the PSA governs. For greater certainty, any dispute between the Vendor and the Purchaser under this agreement shall be governed by the dispute provisions in section 12.1 of the PSA.

5. Further Assurances

Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as either party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this agreement.

6. Benefit of the Agreement

This agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

7. Governing Law

This agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

8. Counterparts

This agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

9. Purchaser Unitholder Liability

The Trustee is signing this agreement solely in its capacity as the sole trustee of the Purchaser, and not in its personal capacity or any other capacity. The liabilities and obligations of the Purchaser and the Trustee, as trustee of the Purchaser, under this agreement shall be satisfied only out of the property of the Purchaser and not out of the property of the Trustee or any holder of units issued by the Purchaser. The Trustee shall be bound by this agreement only to the extent that the Trustee is entitled to be indemnified out of the property and assets of the Purchaser and to the extent that the value of the property of the Purchaser is sufficient to satisfy the right of the Trustee to be so indemnified.

[Remainder of page left intentionally blank]

IN WITNESS OF WHICH the parties have executed this agreement.

[AMALCO]

By:
Name:
Title:

By:
Name:
Title:

BPC GENERATION INFRASTRUCTURE TRUST, by its sole trustee, BOREALIS INFRASTRUCTURE TRUST MANAGEMENT INC.

By:
Name:
Title:

By:
Name:
Title:

Signature Page for the Assignment and Assumption Agreement (BPLP LPA)

SCHEDULE F

Form of Assignment and Assumption of the Master Investment Agreement

ASSIGNMENT AND ASSUMPTION AGREEMENT

This agreement made as of [—], 2014 between Cameco Corporation, a corporation incorporated under the laws of Canada, (hereinafter called “Cameco”), [Amalco], a corporation amalgamated under the laws of Ontario (hereinafter called the “Vendor”, an entity amalgamated from the parties referred to in the PSA (as defined herein) as “CBHI” and “CBHII”), BPC Generation Infrastructure Trust, a trust constituted under the laws of Ontario (the “Purchaser”), by its sole trustee, Borealis Infrastructure Trust Management Inc. (the “Trustee”), and OMERS Administration Corporation (“OMERS”), acting in its capacity as administrator of the OMERS pension plans and as trustee of the pension funds related to such pension plans.

WHEREAS pursuant to sections 2.11(d) and 2.11(e) of the purchase and sale agreement between Cameco, CBHI, CBHII and the Purchaser dated January [—], 2014 (the “PSA”), the Vendor and Cameco have agreed to assign and the Purchaser and OMERS have agreed to assume certain obligations and liabilities of Amalco and Cameco in respect of the Master Investment Agreement (as defined in the PSA);

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties agree as follows:

1. Interpretation

Terms which are capitalized in this agreement and not otherwise defined in this agreement shall have the meaning set forth in the PSA. For greater certainty, references to the Vendor in Section 3(a) hereof include each of CBHI and CBHII as individual corporations prior to their amalgamation to form the Vendor.

2. Assignment and Assumption

(a) With effect from and after the Effective Time, subject to section 3(a) below:

(i)	the Vendor hereby assigns, transfers and conveys to the Purchaser all right, title and interest in and to the Master Investment Agreement; and

(ii)	the Purchaser hereby assumes and is bound by all of the obligations of the Vendor under the Master Investment Agreement arising from and relating to periods after the Effective Time.

(b) With effect from and after the Effective Time, subject to section 3(b) below:

(i)	Cameco hereby assigns, transfers and conveys to OMERS all right, title and interest in and to the Master Investment Agreement; and

(ii)	OMERS hereby assumes and is bound by all of the obligations of Cameco under the Master Investment Agreement arising from and relating to periods after the Effective Time, provided that (a) the assumption of Cameco’s guarantees shall be as provided for in section 2.10 of the PSA; (b) Cameco’s obligations under section 5.6 of the Master Investment Agreement as in effect on the Effective Time shall continue to bind Cameco in accordance with its terms; and (c) Cameco’s right to indemnification pursuant to section 4.4 of the Master Investment Agreement is terminated at Closing.

3. Excluded Liabilities

(a)	The Vendor shall retain its obligations and liability in respect of the Master Investment Agreement as provided in section 9.11(b) of the PSA.

(b)	Cameco shall retain its obligations and liability in respect of the Master Investment Agreement as provided in section 9.11(b) of the PSA.

4. Paramountcy

This agreement is being delivered solely as a conveyancing document pursuant to the PSA and does not create any rights, remedies or recourse against the Vendor or Cameco incremental to those provided for in the PSA. In the event of any inconsistency between this agreement and the PSA, the PSA governs. For greater certainty, any dispute between the Vendor and/or Cameco and the Purchaser under this agreement shall be governed by the dispute provisions in section 12.1 of the PSA.

5. Further Assurances

Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as either party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this agreement.

6. Benefit of the Agreement

This agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

7. Governing Law

This agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

8. Counterparts

This agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

9. Purchaser Unitholder Liability

The Trustee is signing this agreement solely in its capacity as the sole trustee of the Purchaser, and not in its personal capacity or any other capacity. The liabilities and obligations of the Purchaser and the Trustee, as trustee of the Purchaser, under this agreement shall be satisfied only out of the property of the Purchaser and not out of the property of the Trustee or any holder of units issued by the Purchaser. The Trustee shall be bound by this agreement only to the extent that the Trustee is entitled to be indemnified out of the property and assets of the Purchaser and to the extent that the value of the property of the Purchaser is sufficient to satisfy the right of the Trustee to be so indemnified.

[Remainder of page left intentionally blank]

IN WITNESS OF WHICH the parties have executed this agreement.

CAMECO CORPORATION

By:
Name:
Title:

By:
Name:
Title:

[AMALCO]

By:
Name:
Title:

By:
Name:
Title:

BPC GENERATION INFRASTRUCTURE TRUST, by its sole trustee, BOREALIS INFRASTRUCTURE TRUST MANAGEMENT INC.

By:
Name:
Title:

By:
Name:
Title:

Signature Page for the Assignment and Assumption Agreement (Master Investment Agreement)

OMERS ADMINISTRATION CORPORATION

By:
Name:
Title:

By:
Name:
Title:

Signature Page for the Assignment and Assumption Agreement (Master Investment Agreement)

SCHEDULE G

Form of Releases

RELEASE

WHEREAS pursuant to section 2.11(b) of the purchase and sale agreement between Cameco Corporation (“Cameco”), Cameco Bruce Holdings Inc., Cameco Bruce Holdings II Inc. and BPC Generation Infrastructure Trust, a trust constituted under the laws of Ontario (the “Purchaser”), by its sole trustee, Borealis Infrastructure Trust Management Inc. (the “Trustee”) dated January [—], 2014 (the “PSA”), the Purchaser has agreed to assume certain obligations and liabilities of Cameco in respect of the Purchased Shares (as defined in the PSA) and the Shareholder Agreement (as defined in the PSA);

AND WHEREAS pursuant to an assignment and assumption agreement between Cameco and the Purchaser dated [—], 2014 (the “Assignment and Assumption Agreement”), with effect from and after the Effective Time, (i) Cameco assigned transferred and conveyed to the Purchaser all right, title and interest in and to the Purchased Shares and the Shareholder Agreement; and (ii) the Purchaser assumed and became bound by all of the obligations of Cameco under the Shareholder Agreement arising from and relating to periods after the Effective Time (collectively, the “Assumed Obligations”). For greater certainty, Cameco retained its obligations and liability in respect of the Purchased Shares and the Shareholder Agreement as provided in section 9.11(b) of the PSA, and such obligations are not included in the Assumed Obligations;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties agree as follows:

1. Interpretation

Terms which are capitalized in this release and not otherwise defined in this release shall have the meaning set forth in the PSA.

2. Release

Notwithstanding anything in the Shareholder Agreement to the contrary, the undersigned (other than Cameco) hereby releases and discharges, effective as of the Effective Time, Cameco from any and all duties, covenants, agreements, liabilities and obligations with respect to the Assumed Obligations[, and the undersigned will look to the Purchaser (and not Cameco) for satisfaction and performance of the Assumed Obligations following the Closing].[NTD: Delete if not applicable.]

3. [Paramountcy

This release is being delivered solely as a release pursuant to the PSA and does not create any rights, remedies or recourse against the Cameco incremental to those provided for in the PSA. In the event of any inconsistency between this release and the PSA, the PSA governs. For greater certainty, any dispute between the Cameco and the Purchaser under this release shall be governed by the dispute provisions in section 12.1 of the PSA.] [NTD: Delete if not applicable.]

4. Further Assurances

Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as either party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this release.

5. Benefit of the Release

This release will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

6. Governing Law

This release is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7. Counterparts

This release may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

8. [Purchaser Unitholder Liability

The Trustee is signing this release solely in its capacity as the sole trustee of the Purchaser, and not in its personal capacity or any other capacity. The liabilities and obligations of the Purchaser and the Trustee, as trustee of the Purchaser, under this release shall be satisfied only out of the property of the Purchaser and not out of the property of the Trustee or any holder of units issued by the Purchaser. The Trustee shall be bound by this release only to the extent that the Trustee is entitled to be indemnified out of the property and assets of the Purchaser and to the extent that the value of the property of the Purchaser is sufficient to satisfy the right of the Trustee to be so indemnified.][NTD: Delete if not applicable.]

[Remainder of page left intentionally blank]

IN WITNESS OF WHICH the parties have executed this release.

CAMECO CORPORATION

By:
Name:
Title:

By:
Name:
Title:

[—][NTD: Insert name of releasing party.]

By:
Name:
Title:

By:
Name:
Title:

Signature Page for the Release (Shareholder Agreement)

RELEASE

WHEREAS pursuant to section 2.11(c) of the purchase and sale agreement between Cameco Corporation, Cameco Bruce Holdings Inc. (“ CBHI”), Cameco Bruce Holdings II Inc. (“CBHII”) and BPC Generation Infrastructure Trust, a trust constituted under the laws of Ontario (the “Purchaser”), by its sole trustee, Borealis Infrastructure Trust Management Inc. (the “Trustee”) dated January [•], 2014 (the “PSA”), the Purchaser has agreed to assume certain obligations and liabilities of the Vendor (as defined below) in respect of the Purchased Partnership Interests (as defined in the PSA) and the BPLP LPA (as defined in the PSA);

AND WHEREAS CBHI was continued under the Business Corporations Act (Ontario) and amalgamated with CBHII to form [—], (the “Vendor”);

AND WHEREAS pursuant to an assignment and assumption agreement between the Vendor and the Purchaser dated [—], 2014 (the “Assignment and Assumption Agreement”), with effect from and after the Effective Time, (i) the Vendor assigned transferred and conveyed to the Purchaser all right, title and interest in and to the Purchased Partnership Interests and the BPLP LPA; and (ii) the Purchaser assumed and became bound by all of the obligations of the Vendor under the BPLP LPA arising from and relating to periods after the Effective Time and became a substituted limited partner of the Vendor for purposes of the Limited Partnerships Act (Ontario) (collectively, the “Assumed Obligations”). For greater certainty, the Vendor retained its obligations and liability in respect of the Purchased Partnership Interests and the BPLP LPA as provided in section 9.11(b) of the PSA, and such obligations are not included in the Assumed Obligations;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties agree as follows:

1. Interpretation

Terms which are capitalized in this release and not otherwise defined in this release shall have the meaning set forth in the PSA.

2. Release

Notwithstanding anything in the BPLP LPA to the contrary, the undersigned (other than the Vendor) hereby releases and discharges, effective as of the Effective Time, the Vendor from any and all duties, covenants, agreements, liabilities and obligations with respect to the Assumed Obligations[, and the undersigned will look to the Purchaser (and not the Vendor) for satisfaction and performance of the Assumed Obligations following the Closing]. [NTD: Delete if not applicable.]

3. [Paramountcy

This release is being delivered solely as a release pursuant to the PSA and does not create any rights, remedies or recourse against the Vendor incremental to those provided for in the PSA. In the event of any inconsistency between this release and the PSA, the PSA governs. For greater certainty, any dispute between the Vendor and the Purchaser under this release shall be governed by the dispute provisions in section 12.1 of the PSA.] [NTD: Delete if not applicable.]

4. Further Assurances

Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as either party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this release.

5. Benefit of the Release

This release will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

6. Governing Law

This release is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7. Counterparts

This release may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

8. [Purchaser Unitholder Liability

The Trustee is signing this release solely in its capacity as the sole trustee of the Purchaser, and not in its personal capacity or any other capacity. The liabilities and obligations of the Purchaser and the Trustee, as trustee of the Purchaser, under this release shall be satisfied only out of the property of the Purchaser and not out of the property of the Trustee or any holder of units issued by the Purchaser. The Trustee shall be bound by this release only to the extent that the Trustee is entitled to be indemnified out of the property and assets of the Purchaser and to the extent that the value of the property of the Purchaser is sufficient to satisfy the right of the Trustee to be so indemnified.][NTD: Delete if not applicable.]

[Remainder of page left intentionally blank]

IN WITNESS OF WHICH the parties have executed this release.

[AMALCO]

By:
Name:
Title:

By:
Name:
Title:

[—][NTD: Insert name of releasing party.]

By:
Name:
Title:

By:
Name:
Title:

Signature Page for the Release (BPLP LPA)

RELEASE

WHEREAS pursuant to sections 2.11(d) and 2.11(e) of the purchase and sale agreement between Cameco Corporation (“Cameco”), Cameco Bruce Holdings Inc. (“CBHI”), Cameco Bruce Holdings II Inc. (“CBHII”) and BPC Generation Infrastructure Trust, a trust constituted under the laws of Ontario (the “Purchaser”), by its sole trustee, Borealis Infrastructure Trust Management Inc. (the “Trustee”) dated January [—], 2014 (the “PSA”), the Purchaser and OMERS Administration Corporation (“OMERS”) have agreed to assume certain obligations and liabilities of the Vendor (as defined below) and Cameco in respect of the Master Investment Agreement (as defined in the PSA);

AND WHEREAS CBHI was continued under the Business Corporations Act (Ontario) and amalgamated with CBHII to form [•], (the “Vendor”);

AND WHEREAS pursuant to an assignment and assumption agreement between the Vendor, Cameco, the Purchaser and OMERS dated [•], 2014 (the “Assignment and Assumption Agreement”), with effect from and after the Effective Time, (i) (A) the Vendor assigned transferred and conveyed to the Purchaser all right, title and interest in and to the Master Investment Agreement, and (B) the Purchaser assumed and became bound by all of the obligations of the Vendor under the Master Investment Agreement arising from and relating to periods after the Effective Time (collectively, the “Purchaser Assumed Obligations”); and (ii) (A) Cameco assigned transferred and conveyed to OMERS all right, title and interest in and to the Master Investment Agreement, and (B) OMERS assumed and became bound by all of the obligations of Cameco under the Master Investment Agreement arising from and relating to periods after the Effective Time, provided that (a) the assumption of Cameco’s guarantees shall be as provided for in section 2.10 of the PSA; (b) Cameco’s obligations under section 5.6 of the Master Investment Agreement as in effect on the Effective Time shall continue to bind Cameco in accordance with its terms; and (c) Cameco’s right to indemnification pursuant to section 4.4 of the Master Investment Agreement is terminated at Closing (as defined in the PSA) (collectively, the “OMERS Assumed Obligations”). For greater certainty, (i) the Vendor retained its obligations and liability in respect of the Master Investment Agreement as provided in section 9.11(b) of the PSA, and such obligations are not included in the Purchaser Assumed Obligations; and Cameco retained its obligations and liability in respect of the Master Investment Agreement as provided in section 9.11(b) of the PSA, and such obligations are not included in the OMERS Assumed Obligations;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties agree as follows:

1. Interpretation

Terms which are capitalized in this release and not otherwise defined in this release shall have the meaning set forth in the PSA.

2. Release

Notwithstanding anything in the Master Investment Agreement to the contrary, the undersigned (other than the Vendor and Cameco) hereby releases and discharges, effective as of the Effective Time, (i) the Vendor from any and all duties, covenants, agreements, liabilities and obligations with respect to the Purchaser Assumed Obligations[, and the undersigned will look to the Purchaser (and not the Vendor) for satisfaction and performance of the Purchaser Assumed Obligations following the Closing]; [NTD: Delete if not applicable.] (ii) Cameco from any and all duties, covenants, agreements, liabilities and obligations with respect to the OMERS Assumed Obligations[, and the undersigned will look to OMERS (and not Cameco) for satisfaction and performance of the Assumed Obligations following the Closing]; [NTD: Delete if not applicable.] and (iii) any rights of the undersigned against the Vendor and Cameco under section 5.2 of the Master Investment Agreement.

3. [Paramountcy

This release is being delivered solely as a release pursuant to the PSA and does not create any rights, remedies or recourse against the Vendor or Camceo incremental to those provided for in the PSA. In the event of any inconsistency between this release and the PSA, the PSA governs. For greater certainty, any dispute between the Vendor and/or Cameco and the Purchaser under this release shall be governed by the dispute provisions in section 12.1 of the PSA.] [NTD: Delete if not applicable.]

4. Further Assurances

Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as either party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this release.

5. Benefit of the Release

This release will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

6. Governing Law

This release is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7. Counterparts

This release may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

8. [Purchaser Unitholder Liability

The Trustee is signing this release solely in its capacity as the sole trustee of the Purchaser, and not in its personal capacity or any other capacity. The liabilities and obligations of the Purchaser and the Trustee, as trustee of the Purchaser, under this release shall be satisfied only out of the property of the Purchaser and not out of the property of the Trustee or any holder of units issued by the Purchaser. The Trustee shall be bound by this release only to the extent that the Trustee is entitled to be indemnified out of the property and assets of the Purchaser and to the extent that the value of the property of the Purchaser is sufficient to satisfy the right of the Trustee to be so indemnified.] [NTD: Delete if not applicable.]

[Remainder of page left intentionally blank]

IN WITNESS OF WHICH the parties have executed this release.

CAMECO CORPORATION

By:
Name:
Title:

By:
Name:
Title:

[AMALCO]

By:
Name:
Title:

By:
Name:
Title:

[—][NTD: Insert name of releasing party.]

By:
Name:
Title:

By:
Name:
Title:

Signature Page for the Release (Master Investment Agreement)

ACKNOWLEDGEMENT, CONSENT & RELEASE

WHEREAS pursuant to sections 2.11(d) and 2.11(e) of the purchase and sale agreement between Cameco Corporation (“Cameco”), Cameco Bruce Holdings Inc. (“CBHI”), Cameco Bruce Holdings II Inc. (“CBHII”) and BPC Generation Infrastructure Trust, a trust constituted under the laws of Ontario (“BGIT”), by its sole trustee, Borealis Infrastructure Trust Management Inc. (the “BGIT Trustee”) dated January 30, 2014 (the “PSA”), BGIT and OMERS Administration Corporation (“OMERS”) have agreed to assume certain obligations and liabilities of the Vendor (as defined below) and Cameco in respect of the Master Investment Agreement (as defined in the PSA);

AND WHEREAS CBHI was continued under the Business Corporations Act (Ontario) and amalgamated with CBHII to form [—], (the “Vendor”);

AND WHEREAS pursuant to an assignment and assumption agreement between the Vendor, Cameco, BGIT and OMERS dated [•], 2014 (the “Assignment and Assumption Agreement”), a copy of which is annexed hereto, with effect from and after the Effective Time, (i) (A) the Vendor assigned transferred and conveyed to BGIT all right, title and interest in and to the Master Investment Agreement, and (B) BGIT assumed and became bound by all of the obligations of the Vendor under the Master Investment Agreement arising from and relating to periods after the Effective Time (including, without limitation, all obligations of the Vendor under section 5.2 of the Master Investment Agreement) (collectively, the “Purchaser Assumed Obligations”); and (ii) (A) Cameco assigned transferred and conveyed to OMERS all right, title and interest in and to the Master Investment Agreement, and (B) OMERS assumed and became bound by all of the obligations of Cameco under the Master Investment Agreement arising from and relating to periods after the Effective Time (including, without limitation, all obligations of Cameco under section 5.2 of the Master Investment Agreement), provided that (a) the assumption of Cameco’s guarantees shall be as provided for in section 2.10 of the PSA; (b) Cameco’s obligations under section 5.6 of the Master Investment Agreement as in effect on the Effective Time shall continue to bind Cameco in accordance with its terms; and (c) Cameco’s right to indemnification pursuant to section 4.4 of the Master Investment Agreement is terminated at Closing (as defined in the PSA) (collectively, the “OMERS Assumed Obligations”). For greater certainty, (i) the Vendor retained its obligations and liability in respect of the Master Investment Agreement as provided in section 9.11(b) of the PSA, and such obligations are not included in the Purchaser Assumed Obligations; and Cameco retained its obligations and liability in respect of the Master Investment Agreement as provided in section 9.11(b) of the PSA, and such obligations are not included in the OMERS Assumed Obligations;

AND WHEREAS, TransCanada Energy Investments Ltd. (“TEIL”) and TransCanada PipeLines Limited (“TCLP”) are parties to the Master Investment Agreement;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties agree as follows:

1. Interpretation

Terms which are capitalized in this release and not otherwise defined in this release shall have the meaning set forth in the PSA.

2. Consent

TEIL and TCPL hereby consent to the assignment by the Vendor and Cameco of their right, title and interest in and to the Master Investment Agreement to BGIT and OMERS pursuant to the terms and conditions of the PSA. The parties acknowledge and agree that Cameco’s right to indemnification pursuant to section 4.4 of the Master Investment Agreement is terminated at Closing.

3. Acknowledgement

BGIT and OMERS agree with TEIL and TCPL that BGIT and OMERS have assumed and become bound by all of the Purchaser Assumed Obligations and the OMERS Assumed Obligations, respectively, and that they will respectively satisfy and perform all of such obligations.

4. Release

Notwithstanding anything in the Master Investment Agreement to the contrary, TEIL and TCPL hereby release and discharge, effective as of the Effective Time, (i) the Vendor from any and all duties, covenants, agreements, liabilities and obligations with respect to the Purchaser Assumed Obligations, and TEIL and TCPL will look to BGIT (and not the Vendor) for satisfaction and performance of the Purchaser Assumed Obligations following the Closing; and (ii) Cameco from any and all duties, covenants, agreements, liabilities and obligations with respect to the OMERS Assumed Obligations, and TEIL and TCPL will look to OMERS (and not Cameco) for satisfaction and performance of the Assumed Obligations following the Closing.

5. Paramountcy

In the event of any inconsistency as to the scope of the Purchaser Assumed Obligations or the OMERS Assumed Obligations between this acknowledgement, consent and release and the PSA, the PSA governs, and the scope of the release in section 4 hereof will be automatically adjusted accordingly.

6. Further Assurances

Each of the parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as either party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this acknowledgement, consent and release.

7. Benefit of the Acknowledgement, Consent and Release

This acknowledgement, consent and release will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

8. Governing Law

This acknowledgement, consent and release is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

9. Counterparts

This acknowledgement, consent and release may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

10. BGIT Unitholder Liability

The BGIT Trustee is signing this acknowledgement, consent and release solely in its capacity as the sole trustee of BGIT, and not in its personal capacity or any other capacity. The liabilities and obligations of BGIT and the BGIT Trustee, as trustee of BGIT, under this acknowledgement, consent and release shall be satisfied only out of the property of BGIT and not out of the property of the BGIT Trustee or any holder of units issued by BGIT. The BGIT Trustee shall be bound by this acknowledgement, consent and release only to the extent that the BGIT Trustee is entitled to be indemnified out of the property and assets of BGIT and to the extent that the value of the property of BGIT is sufficient to satisfy the right of the BGIT Trustee to be so indemnified.

[Remainder of page left intentionally blank]

IN WITNESS OF WHICH the parties have executed this release.

CAMECO CORPORATION

By:
Name:
Title:

By:
Name:
Title:

[AMALCO]

By:
Name:
Title:

By:
Name:
Title:

BPC GENERATION INFRASTRUCTURE TRUST

By:
Name:
Title:

By:
Name:
Title:

Signature Page for the Release (Master Investment Agreement)

OMERS ADMINISTRATION CORPORATION

By:
Name:
Title:

By:
Name:
Title:

TRANSCANADA ENERGY INVESTMENTS LTD.

By:
Name:
Title:

By:
Name:
Title:

TRANSCANADA PIPELINES LIMITED

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE H

Consents

Master Investment Agreement Consents

•	Consent from TEIL and TCPL to the assignment by CBHI and CBHII and the assumption by Purchaser pursuant to Section 2.11(d) in respect of the Master Investment Agreement.

•	Consent from TEIL and TCPL to the assignment by Cameco and the assumption by OMERS pursuant to Section 2.11(e) in respect of the Master Investment Agreement.

Business Development MOU Consents

•	Consent from TEIL to the assignment by CBHI and CBHII and the assumption by Purchaser pursuant to Section 2.12 in respect of the Business Development MOU.

SCHEDULE I

Form of Resignation and Release of BPI

from Resigning Cameco Nominee Directors

FORM OF RELEASE BY DIRECTOR

TO:	Bruce Power Inc. (the “Corporation”)

Reference is made to the purchase and sale agreement dated January 30, 2014 between Cameco Corporation, Cameco Bruce Holdings Inc., Cameco Bruce Holdings II Inc. and BPC Generation Infrastructure Trust (the “Purchase Agreement”). Capitalized terms used but not otherwise defined herein have the meaning ascribed thereto in the Purchase Agreement. It is a condition to the closing of the transactions contemplated in the Purchase Agreement that each nominee director of Cameco Corporation on the board of directors of the Corporation delivers a release in favour of the Corporation.

For value received, the undersigned irrevocably releases and discharges the Corporation, its directors and officers and each of their respective heirs, executors, administrators, legal representatives, successors and assigns (all such persons and entities being called the “Releasees”) from all claims of any kind which the undersigned or his heirs, executors, administrators, legal representatives, successors or assigns ever had, now have, or may in the future have against any of the Releasees by reason of any cause, whether known or unknown, as a result of or arising out of the undersigned having been a director of the Corporation; provided, however, that nothing in this Release will release the Releasees from any claims, rights or entitlements which the undersigned may have: (i) for indemnification or reimbursement granted to the undersigned in his capacity as a director of the Corporation pursuant to the terms of the Corporation’s by-laws or any indemnification agreement between the undersigned and the Corporation, or (ii) pursuant to any directors’ and officer’s insurance policies maintained for the benefit of the undersigned by the Corporation or its successors or assigns. For greater certainty, the claims released by the undersigned extend to the Corporation in its capacity as general partner of each of Bruce Power L.P. and Bruce Power A L.P. and as employer of employees employed at both the Bruce A Facilities and the Bruce B Facilities (each as defined in the BPLP LPA).

In addition, the undersigned:

1.	represents and warrants that he has not assigned and will not assign to any other person or entity any of the claims which the undersigned is releasing in this Release;

2.	agrees not to encourage or instigate any claims by other Persons against the Releasees in connection with the claims released by this Release; and

3.	agrees not to make any claim or to initiate or continue any proceedings against any Person who, in connection with the claims released by this Release, might claim contribution from, or to be indemnified by, any of the Releasees.

The provisions of this Release will be binding upon the undersigned and his heirs, executors, administrators, legal representatives, successors and assigns. This Release is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. This Release will enure to the benefit of the Releasees and each of their respective heirs, executors, administrators, legal representatives, successors and assigns.

The undersigned has executed this Release this — day of —, 2014.

SIGNED, SEALED AND DELIVERED in the presence of:	) ) ) ) )
[Cameco Nominee Director]

SCHEDULE J

Form of Release of Resigning Cameco Nominee Directors of BPI

FORM OF RELEASE OF DIRECTOR

TO:	— (the “Director”) [NTD: fill in relevant resigning Cameco Nominee Director.]

Reference is made to the purchase and sale agreement dated January 30, 2014 between Cameco Corporation, Cameco Bruce Holdings Inc., Cameco Bruce Holdings II Inc. and BPC Generation Infrastructure Trust (the “Purchase Agreement”). Capitalized terms used but not otherwise defined herein have the meaning ascribed thereto in the Purchase Agreement. It is a condition to the closing of the transactions contemplated in the Purchase Agreement that the undersigned delivers a release in favour of the Director and each of the other nominee directors of Cameco Corporation on the board of directors of the undersigned on the terms of this Release upon receipt from the Director of a resignation from his position as a director of the undersigned and a release from the Director in favour of the undersigned.

For value received, the undersigned irrevocably releases and discharges the Director, his heirs, executors, administrators, legal representatives, successors and assigns (all such persons and entities being called the “Releasees”) from all claims of any kind which the undersigned or its directors, officers, employees and representatives, and each of their respective heirs, executors, administrators, legal representatives, successors and assigns ever had, now have, or may in the future have against any of the Releasees by reason of any cause, whether known or unknown, as a result of or arising out of the Director having been a director of the undersigned; provided however, that nothing in this Release will release the Director from any claims, rights or entitlements the undersigned may have against the Director relating to, arising out of, or involving fraud, bad faith, breach of fiduciary duty or wilful misconduct on the part of the Director.

For greater certainty, the claims released by the undersigned extend to the Corporation in its capacity as general partner of each of Bruce Power L.P. and Bruce Power A. L.P. and as employer of employees employed at both the Bruce A Facilities and the Bruce B Facilities (each as defined in the BPLP LPA).

In addition, the undersigned:

1.	represents and warrants that it has not assigned and will not assign to any other Person any of the claims which the undersigned is releasing in this Release;

2.	agrees not to encourage or instigate any claims by other Persons against the Releasees in connection with the claims released by this Release; and

3.	agrees not to make any claims or to initiate any proceedings against any Person who, in connection with the claims released by this Release, might claim contribution from, or to be indemnified by, any of the Releasees.

The provisions of this Release will be binding upon the undersigned and its directors, officers, employees and representatives, and each of their respective heirs, executors, administrators, legal representatives, successors and assigns. This Release is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. This Release will enure to the benefit of the Releasee and his heirs, executors, administrators, legal representatives, successors and assigns and be binding upon the undersigned and its successors and assigns.

[SIGNATURE PAGE FOLLOWS]

The undersigned has executed this Release this — day of —, 2014.

BRUCE POWER INC.

Name:
Title:

Name:
Title:

SCHEDULE K

Form of Indemnity Agreement

for Cameco Nominee Directors of BPI

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”) is made and entered into —, 2014 by and between Bruce Power Inc., a corporation incorporated under the OBCA (the “Company”), and [Cameco Nominee Director] (the “Indemnitee”).

Reference is made to the purchase and sale agreement dated January 30, 2014 between Cameco Corporation, Cameco Bruce Holdings Inc., Cameco Bruce Holdings II Inc. and BPC Generation Infrastructure Trust (the “Purchase Agreement”).

WHEREAS indemnification of the officers and directors of the Company is permissible to the maximum extent authorized under the OBCA;

AND WHEREAS it is a condition to the closing of the transactions contemplated in the Purchase Agreement that the Company enter into this Agreement with the Indemnitee;

NOW, THEREFORE, in consideration of the Indemnitee’s current and past service as an officer or director of the Company, the parties hereto agree as follows:

1.	Definitions. For purposes of this Agreement:

(a)	“Affiliated Person” of an Indemnitee shall include any heirs, executors, administrators and permitted assigns of the Indemnitee.

(b)	“Corporate Status” describes the status of a person who is or was a director, officer, employee, partner, trustee, agent or fiduciary of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise that such person is or was serving at the request of the Company.

(c)	“Disinterested Director” means a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification is sought by Indemnitee.

(d)	“Expenses” shall include all reasonable legal fees, retainers and prepaid, deposited or escrowed amounts, court costs, transcript costs, fees of experts, witness fees, travel, lodging and accommodation expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, participating, or being or preparing to be a witness in a Proceeding. Expenses also shall include Expenses incurred in connection with any appeal resulting from any Proceeding, including the premium, security for, and other costs relating to any cost bond, supersede as bond, or other appeal bond or its equivalent. Expenses, however, shall not include amounts paid in settlement by Indemnified Persons (as defined below) or the amount of judgments or fines against Indemnified Persons.

(e)	References to “fines” shall include, any excise taxes assessed with respect to any employee benefit plan; references to “serving at the request of the Company” shall include any service as a director, officer, employee, partner, trustee, agent or fiduciary of the Company which imposes duties on, or involves services by, such director, officer, employee, partner, trustee, agent or fiduciary with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Company” as referred to in this Agreement.

(f)	“Independent Counsel” means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five years has been, retained to represent: (i) the Company or Indemnified Persons in any matter material to any such party (other than with respect to matters concerning Indemnified Persons under this Agreement, or of other indemnitees under similar indemnification agreements), or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term “Independent Counsel” shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or Indemnified Persons in an action to determine Indemnitee’s rights under this Agreement. The Company agrees to pay the reasonable fees of the Independent Counsel referred to above.

(g)	“OBCA” means the Business Corporations Act (Ontario).

(h)	“Proceeding” includes any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, or any appeal therefrom, whether brought by or in the right of the Company or otherwise and whether civil, criminal, administrative or investigative, in which Indemnitee was, is or will be involved as a party or otherwise, by reason of the fact that Indemnitee is or was or has agreed to become a director or officer of the Company, by reason of any action taken (or alleged to have been taken) by him or of any inaction (or alleged inaction) on his part while acting as an officer or director of the Company, or by reason of the fact that he is or was serving at the request of the Company as a director, officer, employee, partner, trustee, agent, or fiduciary of another corporation, partnership, joint venture, trust or other enterprise; in each case whether or not he is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement; including one pending on or before the date of this Agreement.

2.	Indemnity of Indemnitee. Subject to the terms and conditions hereof, the Company hereby agrees to hold harmless and indemnify Indemnitee and all of Indemnitee’s Affiliated Persons (collectively, the “Indemnified Persons”) to the full extent authorized or permitted by the provisions of the OBCA, as such may be amended from time to time, and the articles and by-laws of the Company (the “Constating Documents”), as such may be amended. In furtherance of the foregoing indemnification, and without limiting the generality thereof:

(a)	Other Than Proceedings by or in the Right of the Company. Indemnified Persons shall be entitled to the rights of indemnification provided in this Section 2(a) if, by reason of Indemnitee’s Corporate Status, Indemnitee was or is, or is threatened to be made, a party to or participant in any Proceeding (other than a Proceeding by or in the right of the Company). Pursuant to this Section 2(a), Indemnified Persons shall be indemnified against all Expenses, judgments, penalties, fines and amounts paid in settlement (provided that the Company consents in writing to such settlement, such consent not to be unreasonably withheld or delayed), actually and reasonably incurred by him or on his behalf in connection with such Proceeding, or any claim, issue or matter therein, if the Indemnitee acted honestly and in good faith with a view to the best interests of the Company and, with respect to any criminal Proceeding, had reasonable grounds for believing that the Indemnitee’s conduct was lawful.

(b)	Proceedings by or in the Right of the Company. Indemnified Persons shall be entitled to the rights of indemnification provided in this Section 2(b) if, by reason of Indemnitee’s Corporate Status, Indemnitee was or is, or is threatened to be made, a party to or participant in any Proceeding brought by or in the right of the Company. Pursuant to this Section 2(b), Indemnified Persons shall be indemnified against all Expenses actually and reasonably incurred by him or on his behalf in connection with such Proceeding, or any claim, issue or matter therein if the Indemnitee acted honestly and in good faith with a view to the best interests of the Company; provided, however, that, if applicable law so provides, no indemnification against such Expenses shall be made in respect of any claim, issue or matter in such Proceeding as to which Indemnified Persons shall have been adjudged to be liable to the Company unless and to the extent that the courts of the Province of Ontario or the court in which the Proceeding was brought shall determine that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnified Persons are fairly and reasonably entitled to indemnity for such Expenses which the courts of the Province of Ontario or such court in which the Proceeding was brought shall deem proper.

(c)	Indemnification for Expenses of a Party Who Is Wholly or Partly Successful. Notwithstanding any other provision of this Agreement, to the extent that Indemnified Persons are, by reason of, in the case of an Indemnitee, his Corporate Status, or in the case of an Indemnitee’s Affiliated Persons, such Affiliated Persons’ association or affiliation with the Indemnitee or the Company, a party to and are successful, on the merits or otherwise, in any Proceeding, such Indemnified Persons shall be indemnified to the maximum extent permitted by law against all Expenses actually and reasonably incurred by such Indemnified Persons or on their own behalf in connection therewith. If Indemnified Persons are not wholly successful in such Proceeding but are successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company shall indemnify such Indemnified Persons against all Expenses actually and reasonably incurred by such Indemnified Persons or on their own behalf in connection with each successfully resolved claim, issue or matter. For purposes of this Section the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

3.	Additional Indemnity. In addition to, and without regard to any limitations on, the indemnification provided for in Section 2, the Company shall and hereby does indemnify and hold harmless Indemnified Persons against all Expenses, judgments, penalties, fines and amounts paid in settlement (provided that the Company consents in writing to such settlement, such consent not to be unreasonably withheld or delayed), actually and reasonably incurred by such Indemnified Persons or on their own behalf if, by reason of, in the case of an Indemnitee, his Corporate Status, or in the case of an Indemnitee’s Affiliated Persons, by reason of such Affiliated Persons’ association or affiliation with the Indemnitee or the Company, such Indemnified Persons are or are threatened to be made, a party to or participant in any Proceeding (including a Proceeding by or in the right of the Company), including all liability arising out of the negligence of Indemnified Persons. The only limitation that shall exist upon the Company’s obligations pursuant to this Agreement shall be that the Company shall not be obligated to make any payment to Indemnified Persons that is finally determined (under the procedures, and subject to the presumptions, set forth in Sections 7 and 8 hereof) to be unlawful under Ontario law.

4.	Contribution in the Event of Joint Liability.

(a)	The Company shall not enter into any settlement of any Proceeding in which the Company is jointly liable with Indemnified Persons (or would be if joined in such Proceeding) unless such settlement provides for a full and final release of all claims asserted against Indemnified Persons or Indemnified Persons are otherwise fully indemnified against such liability.

(b)	The Company hereby agrees to fully indemnify and hold Indemnified Persons harmless from any claims of contribution which may be brought by officers, directors or employees of the Company (other than Indemnified Persons) who may be jointly liable with Indemnified Persons, provided such indemnification would otherwise be permissible pursuant to this Agreement.

(c)	To the fullest extent permissible under applicable law, if the indemnification provided for in this Agreement is unavailable to Indemnified Persons for any reason whatsoever, the Company, in lieu of indemnifying Indemnified Persons, shall contribute to the amount incurred by Indemnified Persons, whether for judgments, fines, penalties, excise taxes, amounts paid or to be paid in settlement and/or for Expenses, in connection with any claim relating to a Proceeding, in such proportion as is deemed fair and reasonable in light of all of the circumstances of such Proceeding in order to reflect (i) any relative benefits received by the Company and Indemnified Persons as a result of the event(s) and/or transaction(s) giving cause to such Proceeding; and/or (ii) the relative fault of the Company (and its directors, officers, employees and agents) and Indemnified Persons in connection with such event(s) and/or transaction(s).

5.

Indemnification for Expenses of a Witness. Notwithstanding any other provision of this Agreement, to the extent that Indemnified Persons are, by reason of, in the case of an Indemnitee, his Corporate Status, or in the case of an Indemnitee’s Affiliated Persons, by reason of such Affiliated Persons’ association or affiliation with the Indemnitee or the Company, a witness (or serves in any other non-party capacity) in any Proceeding (including any part of a proceeding such as appearance at a hearing, deposition or trial or any actions taken in response to any subpoena, order, discovery request or the like) to which such Indemnified Persons are not a party, they shall be indemnified against all Expenses actually and reasonably incurred by them or on their behalf in connection therewith.

6.	Advancement of Expenses. Notwithstanding any other provision of this Agreement, subject to the provisions of the OBCA, the Company shall advance all payments for Expenses incurred by or on behalf of Indemnified Persons in connection with any Proceeding by reason of, in the case of an Indemnitee, his Corporate Status, or in the case of an Indemnitee’s Affiliated Persons, by reason of such Affiliated Persons’ association or affiliation with the Indemnitee or the Company, within twenty (20) business days after the receipt by the Company of a statement or statements from Indemnified Persons requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by Indemnified Persons and shall include or be preceded or accompanied by an undertaking by or on behalf of Indemnified Persons to repay any payment for Expenses advanced if it shall ultimately be determined that such Indemnified Persons are not entitled to be indemnified against such Expenses. Any advances and undertakings to repay pursuant to this Section 6 shall be unsecured and interest free. Notwithstanding the foregoing, the obligation of the Company to advance Expenses pursuant to this Section 6 shall be subject to the condition that, if, when and to the extent that the Board of Directors of the Company, acting reasonably, by majority resolution determines that the Indemnitee is not entitled to indemnification in respect of such Proceeding because the Indemnitee (1) did not act honestly and in good faith with a view to the best interests of the Company (or, if applicable, the other corporation, partnership, joint venture, trust or other enterprise for which the Indemnitee served at the request of the Company as a director, officer, employee or agent) or (2) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, did not have reasonable grounds for believing that the Indemnitee’s conduct was lawful; the Company shall be entitled to be reimbursed, within sixty (60) days of such determination, by such Indemnified Persons (each of whom hereby agrees to reimburse the Company) for all such amounts theretofore paid; provided, however, that if Indemnified Persons have commenced or thereafter commence legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee (i) did act honestly and in good faith with a view to the best interests of the Company (or, if applicable, the other corporation, partnership, joint venture, trust or other enterprise for which the Indemnitee served at the request of the Company as a director, officer, employee or agent) or (ii) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, did have reasonable grounds for believing that the Indemnitee’s conduct was lawful, the determination made by the Board of Directors of the Company shall not be binding and Indemnified Persons shall not be required to reimburse the Company for any advance of Expenses until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or lapsed).

7.	Procedures and Presumptions for Determination of Entitlement to Indemnification. It is the intent of this Agreement to secure for Indemnified Persons rights of indemnity that are as favorable as may be permitted under the law and public policy of the Province of Ontario. Accordingly, the parties agree that the following procedures and presumptions shall apply in the event of any question as to whether Indemnified Persons are entitled to indemnification under this Agreement. The remainder of this Section 7 shall apply to a request for indemnification or contribution by the Company under this Agreement, but only Sections 7(a), 7(f), 7(j) and 7(k) shall apply to a request for advancement of Expenses.

(a)	To obtain indemnification or the advancement of Expenses or contribution by the Company under this Agreement, Indemnified Persons shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to Indemnified Persons and is reasonably necessary to determine whether and to what extent Indemnified Persons are entitled to indemnification. The corporate secretary of the Company shall, promptly upon receipt of such a request for indemnification, advise the Board of Directors of the Company in writing that Indemnified Persons have requested indemnification.

(b)	Promptly after receiving a written request for indemnification from the Indemnified Person in connection with any Proceeding, the Company may and, if the Indemnified Person so requests, upon determination of the Indemnified Person’s right to indemnification pursuant to this Section 7 shall, by notice in writing to the Indemnified Person, assume conduct of the defence thereof in a timely manner and retain counsel on behalf of the Indemnified Person who is reasonably satisfactory to the Indemnified Person, to represent the Indemnified Person in respect of the Proceeding. On delivery of such notice by the Company, the Company shall not be liable to the Indemnified Person under this Agreement for any fees and disbursements of counsel the Indemnified Person may subsequently incur with respect to the same matter. In the event the Company assumes conduct of the defence on behalf of the Indemnified Person, the Indemnified Person consents to the conduct thereof and of any action taken by the Company, in good faith, in connection therewith, and the Indemnified Person and the Company shall fully cooperate in the Indemnified Person’s defence including, without limitation, the provision of documents and access to personnel, attending examinations for discovery, making affidavits, meeting with counsel, testifying and divulging to each other all information reasonably required in connection with the defence, provided that a settlement that requires the Indemnified Person to pay personally any fines, penalties or obligations shall be subject to the written consent of the Indemnified Person.

(c)	Upon written request by Indemnified Persons for indemnification pursuant to the first sentence of Section 7(a) hereof, a determination, if required by applicable law, with respect to Indemnified Persons’ entitlement thereto shall be made in the specific case by one of the following four methods, which shall be at the election of Indemnified Persons: (i) by a majority vote of the Disinterested Directors, even though less than a quorum, (ii) by a committee of the Disinterested Directors designated by a majority vote of all of the Disinterested Directors, even though less than a quorum, (iii) by Independent Counsel in a written opinion, or (iv) by the shareholders of the Company.

(d)	If the determination of entitlement to indemnification is to be made by Independent Counsel pursuant to Section 7(c) hereof, the Independent Counsel shall be selected as provided in this Section 7(d). The Independent Counsel shall be selected by the Board of Directors. Indemnified Persons or the Company, as the case may be, may, within ten (10) business days after such written notice of selection shall have been given, deliver to the Company or to Indemnified Persons, as the case may be, a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Counsel so selected does not meet the requirements of “Independent Counsel” as defined in this Agreement, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Counsel. If a written objection is made and substantiated, the Independent Counsel selected may not serve as Independent Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. If, within twenty (20) days after submission by Indemnified Persons of a written request for indemnification pursuant to Section 7(a) hereof, no Independent Counsel shall have been selected and not objected to, either the Company or Indemnified Persons may petition the courts of the Province of Ontario or other court of competent jurisdiction for resolution of any objection which shall have been made by the Company or Indemnified Persons to the other’s selection of Independent Counsel and/or for the appointment as Independent Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Counsel under Section 7(c) hereof. The Company shall pay any and all reasonable fees and expenses of Independent Counsel incurred by such Independent Counsel in connection with acting pursuant to Section 7(c) hereof, and the Company shall pay all reasonable fees and expenses incident to the procedures of this Section 7(d), regardless of the manner in which such Independent Counsel was selected or appointed.

(e)	In making a determination with respect to entitlement to indemnification hereunder, the person or persons or entity making such determination shall presume that Indemnified Persons are entitled to indemnification under this Agreement if Indemnified Persons have submitted a request for indemnification in accordance with Section 7(a) of this Agreement. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion, by clear and convincing evidence.

(f)

If the person, persons or entity empowered or selected under Section 7 to determine whether Indemnified Persons are entitled to indemnification shall not have made a determination within thirty (30) business days after receipt by the Company of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnified Persons shall be entitled to such indemnification absent (i) a misstatement by Indemnified Persons of a material fact or an omission of a material fact necessary to make Indemnified Persons’ statement not materially misleading in connection with the request for indemnification or (ii) a prohibition of such indemnification under applicable law; provided, however, that such thirty (30) business day period may be extended for a reasonable time, not to exceed an additional fifteen (15) business days, if the person, persons or entity making the determination with respect to entitlement to indemnification in good faith requires such additional time for obtaining or evaluating documentation and/or information relating thereto; and provided, further, that the foregoing provisions of this Section 7(g) shall not apply if the determination of entitlement to indemnification is to be made by the shareholders pursuant to Section 7(c) of this Agreement and if (A) within fifteen (15) business days after receipt by the Company of the request for such determination the Board of Directors or the Disinterested Directors, if appropriate, resolve to submit such determination to the shareholders for their consideration at an annual meeting thereof to be held within seventy-five (75) business days after such receipt and such determination is made thereat, or (B) a special meeting of shareholders is called within fifteen (15) business days after such receipt for the purpose of making such determination, such meeting is held for such purpose within sixty (60) business days after having been so called and such determination is made thereat.

(g)	Indemnified Persons shall cooperate with the person, persons or entity making such determination with respect to Indemnified Persons’ entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnified Persons and reasonably necessary to such determination. Any Independent Counsel, member of the Board of Directors, or shareholder of the Company shall act reasonably and in good faith in making a determination under the Agreement of the Indemnified Persons’ entitlement to indemnification. Any costs or Expenses incurred by Indemnified Persons in so cooperating with the person, persons or entity making such determination shall be borne by the Company (irrespective of the determination as to Indemnified Persons’ entitlement to indemnification) and the Company hereby indemnifies and agrees to hold Indemnified Persons harmless therefrom.

(h)	The Company acknowledges that a settlement or other disposition short of final judgment may be successful if it permits a party to avoid expense, delay, distraction, disruption and uncertainty. In the event that any action, claim or proceeding to which Indemnified Persons are a party is resolved in any manner other than by adverse judgment against Indemnified Persons (including, subject to the terms and conditions hereof, settlement of such action, claim or proceeding with or without payment of money or other consideration) it shall be presumed that Indemnified Persons have been successful on the merits or otherwise in such Proceeding. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion, by clear and convincing evidence.

(i)	The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnified Persons to indemnification or create a presumption that Indemnified Persons did not act in good faith with a view to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnified Persons did not have reasonable grounds to believe that their conduct was lawful.

8.	Remedies of Indemnitee.

(a)	In the event that (i) a determination is made pursuant to Section 7 of this Agreement that Indemnified Persons are not entitled to indemnification under this Agreement, (ii) advancement of Expenses is not timely made pursuant to Section 6 of this Agreement, (iii) no determination of entitlement to indemnification shall have been made pursuant to Section 7(c) of this Agreement within ninety (90) business days after receipt by the Company of the request for indemnification, (iv) payment of indemnification is not made pursuant to this Agreement within ten (10) business days after receipt by the Company of a written request therefor where it has been determined that Indemnified Persons are entitled to indemnification, or (v) payment of indemnification is not made within ten (10) business days after a determination has been made that Indemnified Persons are entitled to indemnification or such determination is deemed to have been made pursuant to Section 7 of this Agreement, Indemnified Persons shall be entitled to an adjudication in an appropriate court of the Province of Ontario of such Indemnified Persons’ entitlement to such indemnification. Indemnified Persons shall commence such proceeding seeking an adjudication within one hundred and eighty (180) days following the date on which Indemnified Persons first have the right to commence such proceeding pursuant to this Section 8(a). The Company shall not oppose Indemnified Persons’ right to seek any such adjudication.

(b)	In the event that a determination shall have been made pursuant to Section 7(c) of this Agreement that Indemnified Persons are not entitled to indemnification, any judicial proceeding commenced pursuant to this Section 8 shall be conducted in all respects as a de novo trial, on the merits and Indemnified Persons shall not be prejudiced by reason of that adverse determination under Section 7(c).

(c)	If a determination shall have been made pursuant to Section 7(c) of this Agreement that Indemnified Persons are entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding commenced pursuant to this Section 8, absent (i) a misstatement by Indemnified Persons of a material fact, or an omission of a material fact necessary to make Indemnified Persons’ misstatement not materially misleading in connection with the application for indemnification, or (ii) a prohibition of such indemnification under applicable law.

(d)

In the event that Indemnified Persons, pursuant to this Section 8, seek a judicial adjudication of their rights under, or to recover damages for breach of, this Agreement, the Company shall pay on such Indemnified Persons’ behalf, in advance, any and all Expenses actually and reasonably incurred by him in such judicial adjudication, regardless of whether Indemnified Persons ultimately are determined to be entitled to such indemnification, advancement of Expenses or insurance recovery, unless (1) Indemnified Persons are adjudicated to have not acted in good faith with a view to the best interests of the Company, or (2) with respect to any criminal Proceeding, Indemnified Persons are adjudicated to have not had reasonable grounds to believe Indemnified Persons’ conduct was lawful.

(e)	The Company shall be precluded from asserting in any judicial proceeding commenced pursuant to this Section 8 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court that the Company is bound by all the provisions of this Agreement.

(f)	Notwithstanding anything in this Agreement to the contrary, no determination as to entitlement to indemnification under this Agreement shall be required to be made prior to the final disposition of the Proceeding.

9.	Non-Exclusivity; Survival of Rights; Insurance; Subrogation.

(a)	The rights of indemnification as provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnified Persons may at any time be entitled under applicable law, the Constating Documents, any agreement, a vote of shareholders, a resolution of directors, or otherwise. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of Indemnified Persons under this Agreement in respect of any action taken or omitted by such Indemnified Persons with respect to, in the case of an Indemnitee, his Corporate Status, and in the case of an Indemnitee’s Affiliated Persons, such Affiliated Person’s association or affiliation with the Indemnitee, prior to such amendment, alteration or repeal without the consent of the Indemnitee. All rights and obligations of the Company and Indemnified Persons hereunder shall, except as otherwise provided by applicable law, continue in full force and effect despite the subsequent amendment or modification of the Constating Documents, as such are in effect on the date hereof, and such rights and obligations shall not be affected by any such amendment or modification, any resolution of directors or shareholders of the Company, or by any other corporate action which conflicts with or purports to amend, modify, limit or eliminate any of the rights or obligations of the Company or Indemnified Persons hereunder without the consent of the Indemnitee. To the extent that a change in the OBCA or other applicable law, whether by statute or judicial decision, permits greater indemnification than would be afforded currently under the Constating Documents and this Agreement, it is the intent of the parties hereto that Indemnified Persons shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

(b)	In the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

(c)	The indemnification and payment provided in this Agreement shall not derogate from or exclude any other rights to which the Indemnified Persons may be entitled under any provision of the Act or otherwise at law, the Constating Documents, the constating documents of any other entity, any insurance policy, contract, agreement or otherwise, except as set out in Section 9(e).

(d)	Should any payment made pursuant to this Agreement be deemed by Canada Revenue Agency, or any other taxation authority of Canada or any political subdivision thereof to constitute a taxable benefit or otherwise be or become subject to any tax or levy in any jurisdiction, then the Company shall pay such greater amount as may be necessary to ensure that the amount received by or on behalf of the Indemnified Person, after the payment of or withholding for such tax is equal to the amount of the actual cost, expense or liability incurred by or on behalf of the Indemnified Person.

(e)	To the extent Indemnified Persons have been indemnified by the Company hereunder and such Indemnified Persons later receive payments from an insurance carrier under an insurance policy in respect of the Company covering the same Expenses, judgments, fines, penalties, or amounts paid in settlement so indemnified by the Company hereunder, such Indemnified Persons shall immediately reimburse the Company hereunder for all such amounts received from the insurer. Notwithstanding anything contained herein to the contrary, Indemnified Persons shall not be entitled to recover amounts under this Agreement which, when added to the amount of indemnification payments made to, or on behalf of, Indemnified Persons under the Constating Documents of the Company and any payments from an insurance carrier under an insurance policy in respect of the Company, in the aggregate exceed the Expenses, judgments, fines, penalties and amounts paid in settlement actually and reasonably incurred by Indemnified Persons (“Excess Amounts”). To the extent the Company has paid Excess Amounts to an Indemnified Person such Indemnified Person shall be obligated to immediately reimburse the Company for such Excess Amounts.

10.	Insolvency. The liability of the Company under this Agreement shall not be affected, discharged, impaired, mitigated or released by reason of the discharge or release of the Indemnified Person in any bankruptcy, insolvency, receivership or other similar proceeding of creditors. The rights of the Indemnified Persons under this Agreement shall not be prejudiced or impaired by permitting or consenting to any assignment in bankruptcy, receivership, insolvency or any other creditor’s proceedings of or against the Company or by the winding-up or dissolution of the Company.

11.	Exception to Right of Indemnification. Notwithstanding any other provision of this Agreement, Indemnified Persons shall not be entitled to indemnification under this Agreement with respect to any Proceeding brought by Indemnified Persons, or any claim therein, unless (a) the bringing of such Proceeding or making of such claim shall have been approved by the Board of Directors of the Company, other than Indemnitee, if applicable, or (b) such Proceeding is being brought by Indemnified Persons to assert, interpret or enforce such Indemnified Persons’ rights under this Agreement.

12.	Duration of Agreement; Assignment. This Agreement shall be deemed to have effect as and from the first date that the Indemnitee became an officer or director of the Company (or began serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) and shall continue indefinitely notwithstanding that the Indemnitee has ceased service as an officer or director of the Company (and/or service at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise). This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), assigns, spouses, heirs, executors and personal and legal representatives. The Company shall use best efforts to cause any successor (whether direct or indirect, and whether by purchase, merger, consolidation or otherwise to all, substantially all or a substantial part of the business or assets of the Company) to, by written agreement, expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession had taken place.

13.	Security. To the extent requested by Indemnified Persons and approved by the Board of Directors of the Company, the Company may at any time and from time to time provide security to Indemnified Persons for the Company’s obligations hereunder through an irrevocable bank line of credit, funded trust or other collateral. Any such security, once provided to Indemnified Persons, may not be revoked or released without the prior written consent of such Indemnified Persons.

14.	Enforcement. The Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in consideration for Indemnitee’s current and past service as an officer or director of the Company and as a condition to the closing of the transactions contemplated in the Purchase Agreement, and the Company acknowledges that Indemnitee is relying upon this Agreement.

15.	Severability. If any provision or provisions of this Agreement shall be held by a court of competent jurisdiction to be invalid, void, illegal or otherwise unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; and (b) to the fullest extent possible, the provisions of this Agreement (including, each portion of any section of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that is not itself invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested thereby.

16.	Modification and Waiver. No supplement, modification, termination or amendment of this Agreement shall be binding unless executed in writing by all of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

17.	Notice by Indemnitee. Indemnitee agrees promptly to notify the Company in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification covered hereunder. The failure to so notify the Company shall not relieve the Company of any obligation which it may have to Indemnified Persons under this Agreement or otherwise unless and only to the extent that such failure or delay materially prejudices the Company.

18.	Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) business days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent:

(a)	If to Indemnitee, to the address set forth below Indemnitee’s signature hereto.

(b)	If to the Company, to:

Bruce Power Inc.

177 Tie Road, B10, 6th Floor

Tiverton, Ontario, Canada, N0G 2T0

Fax:(519) 361-4333

Attention: Chief Legal Officer

Email:generalcounsel@brucepower.com

or to such other address as may have been furnished to Indemnitee by the Company or to the Company by Indemnitee, as the case may be.

19.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same Agreement. This Agreement may also be executed and delivered by facsimile signature and in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.	Headings. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

21.	Governing Law. The parties agree that this Agreement shall be governed by, and construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

22.	Extended Meanings. Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. The terms “including” or “include” shall mean “including without limitation” and “include without limitation” respectively.

23.	Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Indemnification Agreement on and as of the day and year first above written.

COMPANY: BRUCE POWER INC.

By:
Name:
Title:

By:
Name:
Title:

WITNESS:		INDEMNITEE:

Name:		[Cameco Nominee Director]

Address:

SCHEDULE L

Form of Agreement between BPI and Cameco

BPI AGREEMENT

THIS AGREEMENT is made as of [—], 2014

BETWEEN

BRUCE POWER INC., a corporation incorporated under the laws of Ontario,

(hereinafter called “BPI”),

- and -

CAMECO CORPORATION, a corporation incorporated under the laws of Canada,

(hereinafter called “Cameco”),

- and -

[AMALCO], a corporation amalgamated under the Laws of Ontario,

(hereinafter called “Amalco”, and together with Cameco, the “Vendors”).

WHEREAS pursuant to a purchase and sale agreement between the Vendors and BPC Generation Infrastructure Trust (the “Purchaser”) dated January [—], 2014 (the “PSA”), the Purchaser has agreed to, among other things, purchase all of the direct and indirect interests of the Vendors in Bruce Power L.P. (the “Limited Partnership”);

AND WHEREAS pursuant to the PSA, the Vendors have agreed to enter into this Agreement;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 – INTERPRETATION

1.01 Headings

Unless otherwise indicated, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.02 Capitalized Terms

Terms which are capitalized in this Agreement and not otherwise defined in this Agreement shall have the meaning set forth in the PSA.

1.03 Effective Date and Time

This Agreement shall become effective on the Closing Date.

ARTICLE 2 – BPI COVENANTS

[NTD: The below provision shall have force and effect only if the BPLP LPA is not amended prior to Closing to provide that no portion of the Taxable Income or Taxable Losses of the Limited Partnership for the 2014 Fiscal Period will be allocated to CBHI and CBHII; otherwise, it should be deleted from this agreement prior to execution.]

2.01 [Income Allocation for the 2014 Fiscal Period

a)	BPI shall cause the Taxable Income or Tax Losses of the Limited Partnership for the 2014 Fiscal Period to be determined in a manner consistent with past practice and provide for such Taxable Income or Tax Losses to be allocated among the Limited Partners (including CBHI and CBHII) in accordance with the existing provisions of the BPLP LPA.

b)	BPI shall submit its calculation of the Taxable Income or Tax Losses of the Limited Partnership for the 2014 Fiscal Period to the Vendors by no later than March 23, 2015. BPI agrees that the Vendors shall have the right to comment on such calculation and the Vendors shall communicate such comments to BPI in writing as soon as possible after their receipt of such computations and, in any event, within [15] Business Days. The Vendors shall, in such written comments, have the right to request that BPI make reasonable changes to the computations, provided such changes are consistent with past practice; BPI shall allow the Vendors to have reasonable access to the books and records of the Limited Partnership and the working papers used in the preparation of the Taxable Income or Tax Losses computations to enable the Vendors to exercise their rights under Section 9.6 of the PSA.]

2.02 Preservation of Records

BPI shall preserve and keep the books and records of the Limited Partnership in accordance with section 14.1 BPLP LPA, up to and including records of the Limited Partnership’s 2014 fiscal year, for a period of six years from the Closing Date, or for any longer period as may be required by any Laws or Governmental Authority.

2.03 Access to Records

Following Closing, BPI shall make the books and records of the Limited Partnership available to the Vendors on a timely basis upon reasonable notice and during business hours, as may be reasonably requested by any of the Vendors, including for purposes of preparation of financial statements and related documents required to be disclosed by Cameco pursuant to its public reporting obligations and for purposes of the preparation of tax returns. Any information provided to the Vendors shall be treated as Confidential Information for purposes of the Confidentiality Agreement entered into on the date hereof between the Vendors, the Purchaser, BPI, TEIL, TEMI, and the Unions and subject to the provisions thereof.

ARTICLE 3 – GENERAL

3.01 Relationship of the Parties

Nothing contained in this Agreement will be deemed to create any partnership, joint venture or relationship of principal and agent between the parties or to provide either party with the right, power or authority, whether express or implied, to create any duty or obligation on behalf of the other party.

3.02 Further Assurances

The parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as the others may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

3.03 Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

3.04 Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

3.05 Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by each of the parties. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

3.06 Assignment

This Agreement may not be assigned by any party without the prior written consent of Cameco and BPI, provided that Amalco may assign its obligations to Cameco without BPI’s prior written consent.

3.07 Severability

If any provision of this Agreement is held to be invalid or unenforceable in whole in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

3.08 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

To the Vendors:

Cameco Corporation

2121 – 11th Street West

Saskatoon, SK S7M 1J3

Attention: Caroline Gorsalitz, Vice-President, Corporate Development

Fax:          (306) 956-6560

E-mail:     caroline_gorsalitz@cameco.com

To BPI:

Bruce Power Inc.

177 Tie Road, B10, 6th Floor

Tiverton, Ontario, Canada N0G 2T0

Fax:          519-361-4333

E-mail:     generalcounsel@brucepower.com

Attention: Chief Legal Officer

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

3.09 Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

3.10 Arbitration

Any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any party (a “Dispute”), shall be referred to and determined by arbitration in accordance with the Arbitration Act, 1991 (Ontario) and the procedures set out in Schedule A of this Agreement, which shall be incorporated for such purpose herein. Such Schedule A sets out the sole and exclusive procedure for the resolution of Disputes. The resolution of Disputes pursuant to the terms of Schedule A shall be final and binding upon the parties to this Agreement, and there shall be no appeal therefrom, including, any appeal to a court on a question of law, a question of fact, or a question of mixed fact and law.

3.11 Counterparts

This Agreement may be executed in counterparts, each of which will be deemed to be an original and both of which taken together will be deemed to constitute one and the same instrument.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties have executed this Agreement.

BRUCE POWER INC.

By:
Name:
Title:

By:
Name:
Title:

CAMCO CORPORATION

By:
Name:
Title:

By:
Name:
Title:

[AMALCO]

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A

Arbitration Rules

Final and Binding Arbitration

1.	The Arbitral Tribunal (as defined below) appointed under these Rules will apply the rules and procedures of the Arbitration Act, 1991 (Ontario) to any Arbitration conducted hereunder except to the extent they are modified by the express provisions of these Rules.

2.	Each party acknowledges that it will not apply to the courts of Ontario or any other jurisdiction to attempt to enjoin, delay, impede or otherwise interfere with or limit the scope of the Arbitration or the powers of the Arbitral Tribunal; provided, however, that the foregoing will not prevent either party from applying to the courts of Ontario for a determination with respect to any matter or challenge provided for in the Arbitration Act, 1991 (Ontario).

3.	Each party further acknowledges that the decision of the Arbitral Tribunal will be final and conclusive and there will be no appeal therefrom whatsoever to any court, tribunal or other authority.

Jurisdiction of Arbitral Tribunal

4.	The Arbitral Tribunal shall have the jurisdiction to deal with all matters relating to a Dispute including, without limitation, the jurisdiction:

(a)	to determine any question of law, including equity;

(b)	to determine any question of fact, including questions of good faith, dishonesty or fraud;

(c)	to determine any question as to the Arbitral Tribunal’s jurisdiction;

(d)	to order any party to furnish further details, whether factual or legal, of that party’s case;

(e)	to proceed with the Arbitration notwithstanding the failure or refusal of any party to comply with these Rules or with the Arbitral Tribunal’s orders or directions or to attend any meeting or hearing, but only after giving that party written notice that the Arbitral Tribunal intends to do so;

(f)	to request, receive and take into account such written or oral evidence tendered by the parties or by qualified experts or any other party as the Arbitral Tribunal determines is relevant, whether or not admissible in law;

(g)	to make one or more interim decisions including, without limitation, orders to secure any amount relating to the Dispute;

(h)	to order the parties to produce to the Arbitral Tribunal and to each other for inspection and to supply copies of any documents or classes of documents in their possession, power or control that the Arbitral Tribunal determines to be relevant;

(i)	to order the parties to make available specified individuals in their employ to give evidence to the Arbitral Tribunal; and

(j)	to express its decisions in any currency or currencies.

Place of Arbitration

5.	The Arbitration will be conducted in the City of Toronto in the Province of Ontario at the location determined from time to time by the Arbitral Tribunal.

Appointment of Arbitral Tribunal

6.	As used in these Rules, the term “Arbitral Tribunal” means the Arbitral Tribunal appointed pursuant to Section 7 of these Rules.

7.	The Arbitration will be commenced by delivery of a written complaint (the “Complaint”) by the Applicant to the Respondent. The Complaint must describe the nature of the Dispute. The Applicant and the Respondent may agree in writing upon the appointment of a three member Arbitral Tribunal. If within 15 days of the giving of the Complaint, the Applicant and the Respondent do not reach agreement on the appointment of the Arbitral Tribunal, then each of the Applicant and the Respondent may appoint one Arbitrator and provide the other party with written notice of such appointment. Within 15 days of the appointment of such Arbitrators, the Arbitrators so appointed will agree on the appointment of an additional Arbitrator as chair (the “Chair”) and give notice to the Applicant and the Respondent of such appointment, failing which the Chair may be appointed by a Judge of the Ontario Superior Court of Justice on the application of either the Applicant or the Respondent, on notice to the other. Upon the giving of notice by the Arbitrators of the appointment of the Chair, or the appointment by a Judge of the Chair, as the case may be, the Chair and the other Arbitrators previously appointed will constitute the Arbitral Tribunal. The Arbitral Tribunal shall be composed of persons having appropriate qualifications to address the Dispute.

Decision of Arbitral Tribunal

8.	Any decision of the Arbitral Tribunal (including, without limitation, its final decision) made with respect to a Dispute or with respect to any aspect of, or any matter related to, the Arbitration (including, without limitation, the procedures of the Arbitration) will be made by a majority of the Arbitral Tribunal. All decisions of the Arbitral Tribunal with respect to a Dispute, except procedural decisions, will be rendered in writing and contain a recital of the facts upon which the decision is made and the reasons therefor.

Pleadings

9.	(i)	Within 30 days of the constitution of the Arbitral Tribunal, the Applicant must deliver to the Respondent and the Arbitral Tribunal a written statement (the “Claim”) concerning the Dispute setting forth, with particularity, its position with respect to the Dispute and the material facts upon which it intends to rely.

	(ii)	If the Applicant fails to deliver a Claim within the time limit referred to in Section 9(i) above, the Arbitral Tribunal must terminate the proceedings.

	(iii)	Within 30 days after the delivery of the Claim, the Respondent may deliver to the Applicant and the Arbitral Tribunal a written response (the “Defence”) setting forth, with particularity, its position on the Dispute and the material facts upon which it intends to rely setting forth, with particularity, any additional Dispute for the Arbitral Tribunal to decide.

	(iv)	If the Respondent fails to deliver within the time limit referred to in (iii) above, the Arbitral Tribunal will continue the proceedings without treating such failure in itself as an admission of the Applicant’s allegations.

	(v)	Within 10 days after delivery of the Defence, the Applicant may deliver to the Respondent and the Arbitral Tribunal a written reply to the Defence, setting forth, with particularity, its response, if any, to the Defence.

Meetings and Hearings

10.	The Chair will determine the time, date and location of meetings or hearings for the Arbitration and will give all the parties 15 days’ prior written notice of such meetings or hearings.

11.	All proceedings and the making of the award will be in private and the parties will ensure that the conduct of the Arbitration and the terms of the decision will be kept confidential unless the parties otherwise agree; provided, however, that such obligation to maintain confidentiality will not prohibit any party from complying with applicable law.

12.	The parties may be represented or assisted by any person during the Arbitration. Where a party is represented by another person, such party will provide notice in writing of such representation to the other party and to the Arbitral Tribunal at least five days prior to any Arbitration proceeding.

13.	The first Arbitration meeting must be held within 30 days of the expiry of the pleadings procedure set forth in Section 9 of these Rules. The award of the Arbitral Tribunal must be made within 90 days of the first Arbitration meeting.

Disclosure/Confidentiality

14.	All information disclosed, including all statements made and documents produced, in the course of the Arbitration will be held in confidence and no party will rely on, or introduce as evidence in any subsequent proceeding, any admission, view, suggestion, notice, response, discussion or position of either the Applicant or the Respondent or any acceptance of a settlement proposal or recommendation for settlement made during the course of the Arbitration, except (i) as required by law or (ii) to the extent that disclosure is reasonably necessary for the establishment or protection of a party’s legal rights against a third party or to enforce the award of the Arbitral Tribunal or to otherwise protect a party’s rights under these Rules.

Costs

15.	In determining the allocation between the parties of the costs of the Arbitration, including the compensation of the Arbitral Tribunal and the costs associated with the Arbitration, the Arbitral Tribunal may invite submissions as to costs and may consider, among other things, an offer of settlement made by a party to the other party prior to or during the course of an Arbitration. Unless otherwise directed by the Arbitral Tribunal, all costs of the Arbitral Tribunal will be paid equally by the Applicant and the Respondent.

Miscellaneous

16.	The parties may modify any period of time provided for in these Rules by written agreement.

17.	The language of the Arbitration will be English.

18.	All awards shall be in writing and copies of all awards shall be provided to each party in a timely manner.

19.	Nothing contained in these Rules prohibits a party hereto from making an offer or offers of settlement relating to a Dispute during the course of an Arbitration.

SCHEDULE M

Form of Confidentiality Agreement

CONFIDENTIALITY AGREEMENT

THIS AGREEMENT is made as of —, 2014

BETWEEN

BRUCE POWER INC., a corporation incorporated under the laws of Ontario, in its capacity as general partner of Bruce Power L.P.

(hereinafter called “BPI”),

- and -

BPC GENERATION INFRASTRUCTURE TRUST, a trust constituted under the laws of Ontario by its sole trustee, Borealis Infrastructure Trust Management Inc. (the “Trustee”),

(hereinafter called “BGIT” or the “Purchaser”),

- and -

CAMECO CORPORATION, a corporation incorporated under the laws of Canada,

(hereinafter called “Cameco”),

- and -

[AMALCO], a corporation amalgamated under the laws of Ontario,

(hereinafter called “Amalco”, and together with Cameco, the “Vendors”),

- and -

TRANSCANADA ENERGY INVESTMENTS LTD., a corporation incorporated under the laws of Canada,

(hereinafter called “TEIL”),

- and -

TRANSCANADA ENERGY MANAGEMENT INC., a corporation incorporated under the laws of Canada,

(hereinafter called “TEMI”),

- and -

POWER WORKERS’ UNION TRUST NO. 1, a trust constituted under the laws of Ontario by the Power Workers’ Union pursuant to a declaration of trust dated July 10, 2001,

(hereinafter called “PWU Trust”),

- and -

THE SOCIETY OF ENERGY PROFESSIONALS TRUST, a trust constituted under the laws of Ontario by The Society of Energy Professionals pursuant to a declaration of trust dated as of March 29, 2001,

(hereinafter called “Society Trust”).

WHEREAS pursuant to a purchase and sale agreement between the Vendors and the Purchaser dated January [—], 2014 (the “PSA”), the Purchaser has agreed to, among other things, purchase all of the direct and indirect interests of the Vendors in Bruce Power L.P. (the “Limited Partnership”);

AND WHEREAS pursuant to the PSA, the Vendors have agreed to enter into this Agreement, which will also satisfy any requirements pursuant to section 7.10(d) of the BPLP LPA (as defined below);

AND WHEREAS the parties wish to establish new terms governing the use and possession of Confidential Information (as defined below) by the Vendors;

NOW THEREFORE, in consideration of the premises and the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 – INTERPRETATION

1.01 Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this agreement, including its recitals, as amended from time to time.

“Applicable Law” means, at any time, in respect of any Person (as defined below), property, transaction, event or other matter, as applicable, all the then current laws, rules, statutes, regulations, treaties, orders, judgments and decrees and all official directives, rules, guidelines, orders, policies, decisions and other requirements of any Governmental Authority (as defined in the PSA), whether or not having the force of law, relating or applicable to such Person, property, transaction, event or other matter and shall also include any binding interpretation of any of the foregoing by any Person having jurisdiction or charged with its administration or interpretation.

“BALP” means Bruce Power A L.P., a limited partnership formed under the laws of Ontario and governed by the BALP Limited Partnership Agreement.

“BALP Limited Partnership Agreement” means the second amended and restated limited partnership agreement in respect of BALP entered into between (i) TEIL, BPC, PWU Trust, Society Trust and Employee Trust, as limited partners, and (ii) BPAI and the Corporation, as general partners, dated as of August 31, 2007, as amended by amending agreements dated as of July 31, 2008, February 15, 2010, February 5, 2011, April 21, 2011, September 24, 2011 and November 14, 2011.

“BALP Services and Cost Sharing Agreement” means the services and cost sharing agreement between BPLP, BALP, the Corporation and BPAI dated as of October 31, 2005, as amended by amending agreement dated as of August 28, 2007, whereby BPLP and the Corporation provide certain services to BALP in connection with the operation, management and maintenance of the Bruce A Facilities.

“BPAI” means Bruce Power A Inc., a corporation incorporated under the laws of Ontario.

“BPI SHA” means the Fourth Amended and Restated Shareholder Agreement dated the date hereof between BGIT, TEMI and BPI.

“BPLP LPA” means the Fifth Amended and Restated Limited Partnership Agreement in respect of BPLP dated the date hereof between (i) BPI, as General Partner of the Limited Partnership, and (ii) BGIT, TEIL, PWU Trust and Society Trust (as BPLP Limited Partners).

“Bruce A Facilities” means Bruce A, all other facilities located on the Bruce A Lands, and all other assets related exclusively to Bruce A which are now or hereafter owned or leased by or on behalf of BALP.

“Bruce A Lands” means the lands described as the “OPG-Huron A Inc. Lands” in Schedule 2.1 of the OPG Lease.

“Bruce A” means Units 1, 2, 3 and 4 and the electrical generating units paired with such Units and designated as “unit generator 1” to “unit generator 4”, inclusive.

“Bruce B” means Units 5, 6, 7 and 8 and the electrical generating units paired with such Units and designated as “unit generator 5” to “unit generator 8”, inclusive.

“Bruce B Facilities” means Bruce B, all other facilities located on the Bruce B Lands, and all other assets related to Bruce B which are now or hereafter owned or leased on behalf of BPLP.

“Bruce B Lands” means the lands described as the “OPG-Huron B Inc. Lands” in Schedule 2.1 of the OPG Lease.

“Business” means the business of the Limited Partnership as in effect on the Closing, which comprises:

(a)	any combination of the generation of electricity at Bruce B, the transmission, distribution, purchase and sale of electricity with respect thereto generally and the entering into of any financial derivatives thereof;

(b)	the provision of management, operations, advisory, consulting and/or technical services to BALP (A) pursuant to the BALP Services and Cost Sharing Agreement and the other Reorganization Agreements (as defined below), and (B) such other agreements that may be entered into from time to time with BALP as may be approved by the board of directors of the General Partner pursuant to the BPI SHA;

(c)	the provision of management, operations, advisory, consulting and/or technical services to one or more Persons, which may include one or more Limited Partners, in respect of the investment in and/or operation and management of other electric generation stations as may be approved by the board of directors of the General Partner from time to time pursuant to Section 2.10(y) of the BPI SHA provided the Limited Partnership enters into a written contract or contracts for the provision of such services and such contracts in respect of such services as may be approved are on market terms in relation to the pricing of services provided thereunder, in the opinion of the General Partner, acting reasonably, in relation to the services to be provided and the Limited Partnership liability in respect thereof is capped (by way of indemnity by such Persons, or otherwise) at the amount of the compensation the Limited Partnership receives;

(d)	the provision of management, communications, maintenance and/or other services to Huron Wind L.P. in respect of the Huron Wind Power Project located near the Facilities; and

(e)	any additional activity approved by the board of directors of the General Partner from time to time pursuant to Section 2.10(d) of the BPI SHA prior to the Closing (as defined in the PSA),

and any and all activities in any way related, ancillary or incidental to any of the foregoing, as determined by the General Partner in its sole discretion.

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

“Business Information” means all financial, business and personal information and data relating to:

(i)	the Limited Partnership and the Business (including Financial Statements); or

(ii)	any party hereto and its Related Entities (as defined below), consultants and employees, products and services, business and marketing plans and strategies,

and studies, customer lists, charts, plans, tables and compilations of business and industry information acquired or prepared by or on behalf of any of the foregoing.

“Closing” has the meaning set forth in the PSA.

“Confidential Information” means the provisions of the BPLP LPA and the Business Information in the possession or under the control of the Vendors and/or their Related Entities as at the date of the Closing, but shall exclude (i) any information relating to the fuel supply contracts entered into by Cameco or any of its affiliates with BPLP or BALP and (ii) any information which Cameco is permitted to disclose pursuant to the PSA.

“Control” or “Controlled” means, in respect of a particular Person (for the purposes of this definition, the “First Person”), possession by another Person or group of other Persons, acting in concert, directly or indirectly through one or more intermediaries, of the power to direct or cause the direction of the management and policies of such First Person, or to elect a majority of the board of directors or to appoint a majority of the trustees of such First Person, whether through ownership of Voting Securities, by contract or otherwise.

“Facilities” means the Bruce nuclear power generation facilities which includes the Bruce A Facilities and the Bruce B Facilities.

“Financial Statements” means the financial statements of the Limited Partnership prepared in accordance with generally accepted accounting principles and consisting of a balance sheet and statements of income and source and use of funds.

“General Partner” means, at any time, the general partner of the Limited Partnership duly appointed pursuant to the BPLP LPA, being BPI as at the date hereof.

“Limited Partner” means any of BGIT, TEIL, PWU Trust and Society Trust, and any other Person who is admitted as a limited partner of the Limited Partnership in accordance with the terms of the BPLP LPA, so long as such Person remains a limited partner of the Limited Partnership.

“Limited Partnership” means the limited partnership governed by the BPLP LPA and currently carrying on business under the name “Bruce Power L.P.”.

“Master Investment Agreement” has the meaning set forth in the PSA.

“OBCA” means the Business Corporations Act (Ontario).

“OPG” means Ontario Power Generation Inc., a corporation incorporated under the OBCA.

“OPG Lease” means the lease agreement relating to the Facilities dated as of May 12, 2001 between OPG, certain subsidiaries of OPG, the Limited Partnership and British Energy plc, as amended by agreements made as of January 1, 2002, as of February 14, 2003 and two agreements made as of October 17, 2005, and agreements as of July 10, 2006 and as of November 15, 2011.

“Partners” means, at any particular time, the General Partner and all Limited Partners and “Partner” means any one of them.

“Person” means an individual, a corporation, a firm, a syndicate, a partnership, a trust, an association, a Labour Union (as defined in the PSA), a joint venture, Governmental Authority (as defined in the PSA), an unincorporated organization and every other legal or business entity whatsoever.

“Related Entity” means, in respect of any Person (for the purposes of this definition, the “First Person”), any other Person (for the purposes of this definition, the “Second Person”) that:

(i)	directly or indirectly through one or more intermediaries, Controls or is Controlled by the First Person; or

(ii)	is Controlled by another Person or group of Persons acting in concert, that, directly or indirectly through one or more intermediaries, Controls the First Person;

provided that if the equity or economic interest in the First Person and the Second Person are 100% legally and beneficially, directly or indirectly, owned by the same Person such Person shall be a Related Entity and further provided that for the purposes of this definition, all of the shares or similar equity interests in respect of any Person whose shares or similar equity interests are listed on a stock exchange shall be deemed to be held by the same Person.

“Remaining Parties” means the Limited Partnership, BPI, BGIT, TEIL, TEMI, PWU Trust and the Society Trust.

“Reorganization Agreements” means the BALP Sublease, the BALP Services and Cost Sharing Agreement, the asset purchase agreement dated October 31, 2005 between BALP, BPLP, BPI and BPAI, the Dispute Resolution Agreement, and the refurbishment reimbursement agreement dated October 31, 2005 between BALP and BPLP.

“Units” means the eight nuclear reactor units located at the Facilities and designated as “Unit 1” to “Unit 8”, inclusive, and “Unit” means any one such unit.

“Voting Securities” means the securities of any class of any corporation, trust or partnership carrying voting rights generally under all circumstances and shall include any shares, interests or other securities convertible or exchangeable into such securities.

1.02 Headings

Unless otherwise indicated, references herein to Articles and Sections are to Articles and Sections of this Agreement.

1.03 Capitalized Terms

Terms which are capitalized in this Agreement and not otherwise defined in this Agreement shall have the meaning set forth in the PSA.

1.04 Effective Time

This Agreement shall become effective on the Closing pursuant to the PSA.

ARTICLE 2 – CONFIDENTIALITY

2.01 Confidentiality Covenants

(a)	The Vendors hereby agree not to disclose the Confidential Information, except as specifically permitted under this Article 2.

(b)	Section 2.01(a) does not apply to Confidential Information that:

(i)	is part of the public domain as at the date hereof;

(ii)	becomes part of the public domain other than as a result of a breach of these provisions by the Vendors;

(iii)	was received by the Vendors in good faith after Closing from an independent Person who was lawfully in possession of such information free of any obligation of confidence; or

(iv)	is required to be disclosed by Cameco (A) pursuant to its public reporting obligations as a reporting issuer or registrant; (B) pursuant to the requirements of any stock exchange; or (C) pursuant to Applicable Law; provided that Cameco first gives the General Partner reasonable notice, to the extent practicable, of such required disclosure and takes all commercially reasonable steps to restrict such disclosure and protect the confidentiality of such Confidential Information to the extent possible and legally permitted.

(c)	For greater certainty, nothing in Section 2.01(a) shall affect the Cameco Supply Agreements (as defined in the PSA), which contain separate confidentiality obligations.

2.02 Disclosure to Certain Persons

Subject to each of Sections 2.01 and 2.07, the Vendors may disclose Confidential Information only to:

(a)	those of its and its Related Entities:

(i)	trustees, advisors, directors, officers, employees;

(ii)	agents and contractors; and

(iii)	lenders or underwriters (as such latter term is defined in the Securities Act (Ontario));

if and when such Persons have a need to know such information so that the Vendors may:

(A)	obtain advice regarding the Limited Partnership or its rights under this Agreement, the BPLP LPA, the Master Investment Agreement, the BPI SHA, the PSA or any document or agreement entered into or delivered pursuant to any of the foregoing or any other surviving right or obligation of any of the Vendors related to agreements, guarantees or other obligations entered into by any of them related to the Business; and

(B)	exercise its rights and/or meet its obligations under this Agreement, the BPLP LPA, the Master Investment Agreement, the BPI SHA, the PSA or any document or agreement entered into or delivered pursuant to any of the foregoing or any other surviving right or obligation of any of the Vendors related to agreements, guarantees or other obligations entered into by any of them related to the Business;

(b)	in the case of Related Entities of the Vendors, such Related Entities:

(i)	trustees, advisors, directors, officers, employees; and

(ii)	lenders or underwriters (as such latter term is defined in the Securities Act (Ontario)) to such Related Entities, or their advisors;

if and when such Persons have a need to know for due diligence or compliance purposes in connection with a credit facility or other borrowing by such Related Entity, or a distribution (within the meaning of such term in the Securities Act (Ontario)) of securities by such Related Entity, provided that in the case of agents and subcontractors, such agents or subcontractors have been approved in advance by the General Partner, acting reasonably. In each case enumerated above, the Vendors shall, prior to disclosing such Confidential Information, ensure that such Persons are under a written or other legally binding obligation with the Vendors to keep confidential such Confidential Information with terms that are substantially the same as the confidentiality provisions set out in this Article 2, and advise them of their obligations under this Article 2. The Vendors shall be liable to the Limited Partnership for any breach of confidentiality contemplated in this Article 2 by any Person who becomes a recipient of Confidential Information through the Vendors after the date hereof, and shall, on the request of the General Partner, exercise any rights it may have against such Persons in respect of such breach.

2.03 Copying of Confidential Information

The Vendors shall not copy or reproduce the Confidential Information except as may be required for the exercise of the Vendors’ rights and/or the performance of their continuing obligations. All such copies will, upon reproduction, contain the same proprietary and confidential notices and legends, if any, that appear on the original.

2.04 Limited Right to Use Confidential Information

The Vendors shall not acquire any rights in the Confidential Information under this Agreement, except the limited right to use the Confidential Information as expressly set forth herein and only for the purposes hereof.

2.05 Destruction of Confidential Information

The Vendors, upon request of the General Partner, shall return all of the Confidential Information and copies and summaries of same in its possession or under its custody or control to the General Partner or destroy such Confidential Information and copies and summaries, as directed by the General Partner, and an authorized officer of the Vendors shall certify as to their destruction in writing and send same to the General Partner if so requested by the General Partner, provided that the Vendors may retain, strictly for legal, audit or archival purposes, one copy of any of the Vendors’ own work product (such as its proposal, board presentations, etc.) that may contain Confidential Information provided it continues to treat such information confidentially.

2.06 Injunctive Relief

The Vendors acknowledge and agree that:

(a)	a violation or threatened violation of any of the provisions of this Article 2 may result in immediate and irreparable harm and damage to the Remaining Parties;

(b)	in the event of any such violation or threatened violation of any of the provisions of this Article 2, the Remaining Parties shall, in addition to any other right to relief, be entitled to seek equitable relief by way of temporary or permanent injunction; and

(c)	the Remaining Parties, may pursue any remedy provided for in this section 2.06, in the courts of the Province of Ontario and the Vendors each attorn to the jurisdiction of the courts of the Province of Ontario for such purpose.

2.07 Public Companies

The parties hereto agree that the disclosure of terms of the BPLP LPA or the Reorganization Agreements would be seriously prejudicial. It is acknowledged by the parties hereto that Applicable Law may require the Vendors or their Related Entities that are listed on a public stock exchange to disclose certain financial and other information relating to the Limited Partnership and the Business. Notwithstanding Sections 2.01 through 2.06:

(a)	the Vendors shall be entitled to disclose such information to its corporate Related Entities and such corporate Related Entities shall be entitled to publicly disclose such information, provided that:

(i)	the extent of such disclosure is reasonably limited to that necessary to comply with Applicable Law; and

(ii)	to the extent permitted by Applicable Law, the Vendors (or the Vendor, as the case may be) give prior notice of such disclosure and a brief description thereof to the General Partner; and

(b)	directors and senior officers of such corporate Related Entity shall be entitled to respond to:

(i)	questions relating to the information referred to in Section 2.07(a); and

(ii)	enquiries from Governmental Authorities where a failure to respond immediately could result in censure or penalty under Applicable Law,

provided that the Vendors (or Vendor, as the case may be) provide (or causes its Related Entity to provide) notice of such statement and a brief description thereof to the General Partner as soon as possible after such statements have been made.

ARTICLE 3 – GENERAL

3.01 Relationship of the Parties

Nothing contained in this Agreement will be deemed to create any partnership, joint venture or relationship of principal and agent between the parties or to provide either party with the right, power or authority, whether express or implied, to create any duty or obligation on behalf of the other party.

3.02 Further Assurances

The parties will from time to time execute and deliver all such further documents and instruments and do all acts and things as the others may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

3.03 Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective successors and permitted assigns of the parties.

3.04 Entire Agreement

This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

3.05 Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by each of the parties. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

3.06 Assignment

This Agreement may not be assigned by any party without each of the other parties’ prior written consent; provided that Amalco may assign its obligations to Cameco without prior written consent.

3.07 Severability

If any provision of this Agreement is held to be invalid or unenforceable in whole in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect.

3.08 Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

To the Vendors:

Cameco Corporation

2121 – 11th Street West

Saskatoon, SK S7M 1J3

Attention:

Fax:(306) 956-6560

E-mail:

To BPI and the Remaining Parties:

Bruce Power Inc.

177 Tie Road, B10, 6th Floor

Tiverton, Ontario, Canada N0G 2T0

Attention: Chief Legal Officer and Corporate Secretary

Facsimile: (519) 361-4333

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.

3.09 Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

3.10 Arbitration

Subject to section 2.06(c), any controversy or dispute arising out of or relating to this Agreement, including its negotiation, validity, existence, breach, termination, construction or application, or the rights, duties or obligations of any Party (a “Dispute”), shall be referred to and determined by arbitration in accordance with the Arbitration Act, 1991 (Ontario) and the procedures set out in Schedule A of this Agreement, which shall be incorporated for such purpose herein. Such Schedule A sets out the sole and exclusive procedure for the resolution of Disputes. The resolution of Disputes pursuant to the terms of Schedule A shall be final and binding upon the parties to this Agreement, and there shall be no appeal therefrom, including, any appeal to a court on a question of law, a question of fact, or a question of mixed fact and law.

3.11 Counterparts

This Agreement may be executed in counterparts, each of which will be deemed to be an original and both of which taken together will be deemed to constitute one and the same instrument.

3.12 Purchaser Unitholder Liability

The Trustee is signing this agreement solely in its capacity as the sole trustee of the Purchaser, and not in its personal capacity or any other capacity. The liabilities and obligations of the Purchaser and the Trustee, as trustee of the Purchaser, under this agreement shall be satisfied only out of the property of the Purchaser and not out of the property of the Trustee or any holder of units issued by the Purchaser. The Trustee shall be bound by this agreement only to the extent that the Trustee is entitled to be indemnified out of the property and assets of the Purchaser and to the extent that the value of the property of the Purchaser is sufficient to satisfy the right of the Trustee to be so indemnified.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Agreement.

BRUCE POWER INC., in its capacity as general partner of Bruce Power L.P.

By:
Name:
Title:

By:
Name:
Title:

BPC GENERATION INFRASTRUCTURE TRUST, by its sole trustee, BOREALIS INFRASTRUCTURE TRUST MANAGEMENT INC.

By:
Name:
Title:

By:
Name:
Title:

CAMECO CORPORATION

By:
Name:
Title:

By:
Name:
Title:

[AMALCO]

By:
Name:
Title:

By:
Name:
Title:

TRANSCANADA ENERGY INVESTMENTS LTD.

By:
Name:
Title:

By:
Name:
Title:

TRANSCANADA ENERGY MANAGEMENT INC.

By:
Name:
Title:

By:
Name:
Title:

POWER WORKERS’ UNION TRUST NO. 1, by its sole corporate trustee, 1482478 Ontario Inc.

By:
Name:
Title:

By:
Name:
Title:

THE SOCIETY OF ENERGY PROFESSIONALS TRUST, by its sole corporate trustee, 1469374 Ontario Limited

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE A

Arbitration Rules

Final and Binding Arbitration

1.	The Arbitral Tribunal (as defined below) appointed under these Rules will apply the rules and procedures of the Arbitration Act, 1991 (Ontario) to any Arbitration conducted hereunder except to the extent they are modified by the express provisions of these Rules.

2.	Each party acknowledges that it will not apply to the courts of Ontario or any other jurisdiction to attempt to enjoin, delay, impede or otherwise interfere with or limit the scope of the Arbitration or the powers of the Arbitral Tribunal; provided, however, that the foregoing will not prevent either party from applying to the courts of Ontario for a determination with respect to any matter or challenge provided for in the Arbitration Act, 1991 (Ontario).

3.	Each party further acknowledges that the decision of the Arbitral Tribunal will be final and conclusive and there will be no appeal therefrom whatsoever to any court, tribunal or other authority.

Jurisdiction of Arbitral Tribunal

4.	The Arbitral Tribunal shall have the jurisdiction to deal with all matters relating to a Dispute including, without limitation, the jurisdiction:

(a)	to determine any question of law, including equity;

(b)	to determine any question of fact, including questions of good faith, dishonesty or fraud;

(c)	to determine any question as to the Arbitral Tribunal’s jurisdiction;

(d)	to order any party to furnish further details, whether factual or legal, of that party’s case;

(e)	to proceed with the Arbitration notwithstanding the failure or refusal of any party to comply with these Rules or with the Arbitral Tribunal’s orders or directions or to attend any meeting or hearing, but only after giving that party written notice that the Arbitral Tribunal intends to do so;

(f)	to request, receive and take into account such written or oral evidence tendered by the parties or by qualified experts or any other party as the Arbitral Tribunal determines is relevant, whether or not admissible in law;

(g)	to make one or more interim decisions including, without limitation, orders to secure any amount relating to the Dispute;

(h)	to order the parties to produce to the Arbitral Tribunal and to each other for inspection and to supply copies of any documents or classes of documents in their possession, power or control that the Arbitral Tribunal determines to be relevant;

(i)	to order the parties to make available specified individuals in their employ to give evidence to the Arbitral Tribunal; and

(j)	to express its decisions in any currency or currencies.

Place of Arbitration

5.	The Arbitration will be conducted in the City of Toronto in the Province of Ontario at the location determined from time to time by the Arbitral Tribunal.

Appointment of Arbitral Tribunal

6.	As used in these Rules, the term “Arbitral Tribunal” means the Arbitral Tribunal appointed pursuant to Section 7 of these Rules.

7.	The Arbitration will be commenced by delivery of a written complaint (the “Complaint”) by the Applicant to the Respondent. The Complaint must describe the nature of the Dispute. The Applicant and the Respondent may agree in writing upon the appointment of a three member Arbitral Tribunal. If within 15 days of the giving of the Complaint, the Applicant and the Respondent do not reach agreement on the appointment of the Arbitral Tribunal, then each of the Applicant and the Respondent may appoint one Arbitrator and provide the other party with written notice of such appointment. Within 15 days of the appointment of such Arbitrators, the Arbitrators so appointed will agree on the appointment of an additional Arbitrator as chair (the “Chair”) and give notice to the Applicant and the Respondent of such appointment, failing which the Chair may be appointed by a Judge of the Ontario Superior Court of Justice on the application of either the Applicant or the Respondent, on notice to the other. Upon the giving of notice by the Arbitrators of the appointment of the Chair, or the appointment by a Judge of the Chair, as the case may be, the Chair and the other Arbitrators previously appointed will constitute the Arbitral Tribunal. The Arbitral Tribunal shall be composed of persons having appropriate qualifications to address the Dispute.

Decision of Arbitral Tribunal

8.	Any decision of the Arbitral Tribunal (including, without limitation, its final decision) made with respect to a Dispute or with respect to any aspect of, or any matter related to, the Arbitration (including, without limitation, the procedures of the Arbitration) will be made by a majority of the Arbitral Tribunal. All decisions of the Arbitral Tribunal with respect to a Dispute, except procedural decisions, will be rendered in writing and contain a recital of the facts upon which the decision is made and the reasons therefor.

Pleadings

9. (i)	Within 30 days of the constitution of the Arbitral Tribunal, the Applicant must deliver to the Respondent and the Arbitral Tribunal a written statement (the “Claim”) concerning the Dispute setting forth, with particularity, its position with respect to the Dispute and the material facts upon which it intends to rely.

(ii)	If the Applicant fails to deliver a Claim within the time limit referred to in Section 9(i) above, the Arbitral Tribunal must terminate the proceedings.

(iii)	Within 30 days after the delivery of the Claim, the Respondent may deliver to the Applicant and the Arbitral Tribunal a written response (the “Defence”) setting forth, with particularity, its position on the Dispute and the material facts upon which it intends to rely setting forth, with particularity, any additional Dispute for the Arbitral Tribunal to decide.

(iv)	If the Respondent fails to deliver within the time limit referred to in (iii) above, the Arbitral Tribunal will continue the proceedings without treating such failure in itself as an admission of the Applicant’s allegations.

(v)	Within 10 days after delivery of the Defence, the Applicant may deliver to the Respondent and the Arbitral Tribunal a written reply to the Defence, setting forth, with particularity, its response, if any, to the Defence.

Meetings and Hearings

10.	The Chair will determine the time, date and location of meetings or hearings for the Arbitration and will give all the parties 15 days’ prior written notice of such meetings or hearings.

11.	All proceedings and the making of the award will be in private and the parties will ensure that the conduct of the Arbitration and the terms of the decision will be kept confidential unless the parties otherwise agree; provided, however, that such obligation to maintain confidentiality will not prohibit any party from complying with applicable law.

12.	The parties may be represented or assisted by any person during the Arbitration. Where a party is represented by another person, such party will provide notice in writing of such representation to the other party and to the Arbitral Tribunal at least five days prior to any Arbitration proceeding.

13.	The first Arbitration meeting must be held within 30 days of the expiry of the pleadings procedure set forth in Section 9 of these Rules. The award of the Arbitral Tribunal must be made within 90 days of the first Arbitration meeting.

Disclosure/Confidentiality

14.	All information disclosed, including all statements made and documents produced, in the course of the Arbitration will be held in confidence and no party will rely on, or introduce as evidence in any subsequent proceeding, any admission, view, suggestion, notice, response, discussion or position of either the Applicant or the Respondent or any acceptance of a settlement proposal or recommendation for settlement made during the course of the Arbitration, except (i) as required by law or (ii) to the extent that disclosure is reasonably necessary for the establishment or protection of a party’s legal rights against a third party or to enforce the award of the Arbitral Tribunal or to otherwise protect a party’s rights under these Rules.

Costs

15.	In determining the allocation between the parties of the costs of the Arbitration, including the compensation of the Arbitral Tribunal and the costs associated with the Arbitration, the Arbitral Tribunal may invite submissions as to costs and may consider, among other things, an offer of settlement made by a party to the other party prior to or during the course of an Arbitration. Unless otherwise directed by the Arbitral Tribunal, all costs of the Arbitral Tribunal will be paid equally by the Applicant and the Respondent.

Miscellaneous

16.	The parties may modify any period of time provided for in these Rules by written agreement.

17.	The language of the Arbitration will be English.

18.	All awards shall be in writing and copies of all awards shall be provided to each party in a timely manner.

19.	Nothing contained in these Rules prohibits a party hereto from making an offer or offers of settlement relating to a Dispute during the course of an Arbitration.

SCHEDULE N

Arbitration Rules

Final and Binding Arbitration

1.	The Arbitral Tribunal (as defined below) appointed under these Rules will apply the rules and procedures of the Arbitration Act, 1991 (Ontario) to any Arbitration conducted hereunder except to the extent they are modified by the express provisions of these Rules.

2.	Each party acknowledges that it will not apply to the courts of Ontario or any other jurisdiction to attempt to enjoin, delay, impede or otherwise interfere with or limit the scope of the Arbitration or the powers of the Arbitral Tribunal; provided, however, that the foregoing will not prevent either party from applying to the courts of Ontario for a determination with respect to any matter or challenge provided for in the Arbitration Act, 1991 (Ontario).

3.	Each party further acknowledges that the decision of the Arbitral Tribunal will be final and conclusive and there will be no appeal therefrom whatsoever to any court, tribunal or other authority.

Jurisdiction of Arbitral Tribunal

4.	The Arbitral Tribunal shall have the jurisdiction to deal with all matters relating to a Dispute including, without limitation, the jurisdiction:

(a)	to determine any question of law, including equity;

(b)	to determine any question of fact, including questions of good faith, dishonesty or fraud;

(c)	to determine any question as to the Arbitral Tribunal’s jurisdiction;

(d)	to order any party to furnish further details, whether factual or legal, of that party’s case;

(e)	to proceed with the Arbitration notwithstanding the failure or refusal of any party to comply with these Rules or with the Arbitral Tribunal’s orders or directions or to attend any meeting or hearing, but only after giving that party written notice that the Arbitral Tribunal intends to do so;

(f)	to request, receive and take into account such written or oral evidence tendered by the parties or by qualified experts or any other party as the Arbitral Tribunal determines is relevant, whether or not admissible in law;

(g)	to make one or more interim decisions including, without limitation, orders to secure any amount relating to the Dispute;

(h)	to order the parties to produce to the Arbitral Tribunal and to each other for inspection and to supply copies of any documents or classes of documents in their possession, power or control that the Arbitral Tribunal determines to be relevant;

(i)	to order the parties to make available specified individuals in their employ to give evidence to the Arbitral Tribunal; and

(j)	to express its decisions in any currency or currencies.

Place of Arbitration

5.	The Arbitration will be conducted in the City of Toronto in the Province of Ontario at the location determined from time to time by the Arbitral Tribunal.

Appointment of Arbitral Tribunal

6.	As used in these Rules, the term “Arbitral Tribunal” means the Arbitral Tribunal appointed pursuant to Section 7 of these Rules.

7.	The Arbitration will be commenced by delivery of a written complaint (the “Complaint”) by the Applicant to the Respondent. The Complaint must describe the nature of the Dispute. The Applicant and the Respondent may agree in writing upon the appointment of a three member Arbitral Tribunal. If within 15 days of the giving of the Complaint, the Applicant and the Respondent do not reach agreement on the appointment of the Arbitral Tribunal, then each of the Applicant and the Respondent may appoint one Arbitrator and provide the other party with written notice of such appointment. Within 15 days of the appointment of such Arbitrators, the Arbitrators so appointed will agree on the appointment of an additional Arbitrator as chair (the “Chair”) and give notice to the Applicant and the Respondent of such appointment, failing which the Chair may be appointed by a Judge of the Ontario Superior Court of Justice on the application of either the Applicant or the Respondent, on notice to the other. Upon the giving of notice by the Arbitrators of the appointment of the Chair, or the appointment by a Judge of the Chair, as the case may be, the Chair and the other Arbitrators previously appointed will constitute the Arbitral Tribunal. The Arbitral Tribunal shall be composed of persons having appropriate qualifications to address the Dispute.

Decision of Arbitral Tribunal

8.	Any decision of the Arbitral Tribunal (including, without limitation, its final decision) made with respect to a Dispute or with respect to any aspect of, or any matter related to, the Arbitration (including, without limitation, the procedures of the Arbitration) will be made by a majority of the Arbitral Tribunal. All decisions of the Arbitral Tribunal with respect to a Dispute, except procedural decisions, will be rendered in writing and contain a recital of the facts upon which the decision is made and the reasons therefor.

Pleadings

9.	(i)	Within 30 days of the constitution of the Arbitral Tribunal, the Applicant must deliver to the Respondent and the Arbitral Tribunal a written statement (the “Claim”) concerning the Dispute setting forth, with particularity, its position with respect to the Dispute and the material facts upon which it intends to rely.

	(ii)	If the Applicant fails to deliver a Claim within the time limit referred to in Section 9(i) above, the Arbitral Tribunal must terminate the proceedings.

	(iii)	Within 30 days after the delivery of the Claim, the Respondent may deliver to the Applicant and the Arbitral Tribunal a written response (the “Defence”) setting forth, with particularity, its position on the Dispute and the material facts upon which it intends to rely setting forth, with particularity, any additional Dispute for the Arbitral Tribunal to decide.

	(iv)	If the Respondent fails to deliver within the time limit referred to in (iii) above, the Arbitral Tribunal will continue the proceedings without treating such failure in itself as an admission of the Applicant’s allegations.

	(v)	Within 10 days after delivery of the Defence, the Applicant may deliver to the Respondent and the Arbitral Tribunal a written reply to the Defence, setting forth, with particularity, its response, if any, to the Defence.

Meetings and Hearings

10.	The Chair will determine the time, date and location of meetings or hearings for the Arbitration and will give all the parties 15 days’ prior written notice of such meetings or hearings.

11.	All proceedings and the making of the award will be in private and the parties will ensure that the conduct of the Arbitration and the terms of the decision will be kept confidential unless the parties otherwise agree; provided, however, that such obligation to maintain confidentiality will not prohibit any party from complying with applicable law.

12.	The parties may be represented or assisted by any person during the Arbitration. Where a party is represented by another person, such party will provide notice in writing of such representation to the other party and to the Arbitral Tribunal at least five days prior to any Arbitration proceeding.

13.	The first Arbitration meeting must be held within 30 days of the expiry of the pleadings procedure set forth in Section 9 of these Rules. The award of the Arbitral Tribunal must be made within 90 days of the first Arbitration meeting.

Disclosure/Confidentiality

14.	All information disclosed, including all statements made and documents produced, in the course of the Arbitration will be held in confidence and no party will rely on, or introduce as evidence in any subsequent proceeding, any admission, view, suggestion, notice, response, discussion or position of either the Applicant or the Respondent or any acceptance of a settlement proposal or recommendation for settlement made during the course of the Arbitration, except (i) as required by law or (ii) to the extent that disclosure is reasonably necessary for the establishment or protection of a party’s legal rights against a third party or to enforce the award of the Arbitral Tribunal or to otherwise protect a party’s rights under these Rules.

Costs

15.	In determining the allocation between the parties of the costs of the Arbitration, including the compensation of the Arbitral Tribunal and the costs associated with the Arbitration, the Arbitral Tribunal may invite submissions as to costs and may consider, among other things, an offer of settlement made by a party to the other party prior to or during the course of an Arbitration. Unless otherwise directed by the Arbitral Tribunal, all costs of the Arbitral Tribunal will be paid equally by the Applicant and the Respondent.

Miscellaneous

16.	The parties may modify any period of time provided for in these Rules by written agreement.

17.	The language of the Arbitration will be English.

18.	All awards shall be in writing and copies of all awards shall be provided to each party in a timely manner.

19.	Nothing contained in these Rules prohibits a party hereto from making an offer or offers of settlement relating to a Dispute during the course of an Arbitration.